Exhibit 99.52

EXECUTION VERSION

TRANSACTION AGREEMENT

among

AVALONBAY COMMUNITIES, INC.,

AQUA DOWNREIT, L.P.,

BSR REAL ESTATE INVESTMENT TRUST,

BSR TRUST, LLC,

BSR HOLDCO, LLC

and

THE Participating HOLDERS SET FORTH HEREIN

Dated: February 26, 2025

TABLE OF CONTENTS

ARTICLE I
Participation Offer; Pre-Closing Restructuring

1.1	Participation Offer	2
1.2	Pre-Closing Restructuring	2

ARTICLE II
Contribution

2.1	Contribution	3
2.2	Contribution Value	4
2.3	Tax Treatment	4
2.4	Admittance as a Limited Partner	4

ARTICLE III
Closing

3.1	Closing	5
3.2	AVB’s Closing Deliveries	6
3.3	BSR Opco’s Closing Deliveries	6
3.4	Participating Unitholders’ Closing Deliveries	6
3.5	Closing Expenses	7
3.6	Proration	7

ARTICLE IV
Representations and Warranties of The BSR Parties

4.1	BSR’s Representations	9
4.2	BSR’s Knowledge	18

ARTICLE V
Representations and Warranties of AVB

5.1	AVB’s Representations	18
5.2	AVB’s Knowledge	20

ARTICLE VI
Representations and Warranties of The Participating Unitholders

6.1	Participating Unitholder Representations	20

ARTICLE VII
Pre-Closing Covenants

7.1	Inspection and Access	23
7.2	Document Review	23

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7.3	Assignment or Cancellation of Contracts	24
7.4	Title	24
7.5	Operations	25
7.6	Vacant Units	26
7.7	Notices and Consents	27
7.8	Tax Matters	27
7.9	Reasonable Best Efforts	27
7.10	Accredited Investors	28
7.11	Real Estate Commissions	28
7.12	Condemnation	28
7.13	Risk of Loss	28
7.14	Exclusivity	29
7.15	Transfers and Encumbrances	30

ARTICLE VIII
Other Covenants

8.1	Websites	30
8.2	Publicity	30
8.3	Further Assurances; Wrong Pockets	30
8.4	Post-Closing Record Retention and Access	30
8.5	Insurance Matters	31
8.6	Resignations	31
8.7	Tax Appeals	31

ARTICLE IX
Closing Conditions

9.1	Conditions to Obligations of AVB Parties, BSR Parties and the Participating Unitholders to Close	31
9.2	Additional Conditions to Obligations of the AVB Parties	32
9.3	Additional Conditions to Obligations of the BSR Parties and the Participating Unitholders	33

ARTICLE X
Termination

10.1	Termination	34
10.2	Effect of Termination	36
10.3	Notice of Termination	36
10.4	Remedies for Termination	36

ARTICLE XI
Survival

11.1	Survival	37

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ARTICLE XII
Miscellaneous

12.1	Notices	39
12.2	Governing Law; Venue; Waiver of Jury Trial	40
12.3	Interpretation; Absence of Presumption	41
12.4	Entire Agreement	41
12.5	Counterparts	42
12.6	Assignment	42
12.7	Severability	42
12.8	No Third-Party Beneficiaries	42
12.9	Specific Performance	42
12.10	Attorney-in-Fact	42
12.11	No Recording	43
12.12	Amendments and Waivers	43
12.13	Further Acknowledgement	43

Exhibits:

Exhibit A: Supporting Unitholders

Exhibit B: Pre-Closing Restructuring

Exhibit C: Form of Promissory Note

Exhibit D: Form of Unitholder Guarantee

Exhibit E: Form of DownREIT Partnership Agreement

Exhibit F: Form of Joinder Agreement

Exhibit G: Form of Non-Disclosure Agreement Amendment

Exhibit H: Form of Amended and Restated BSR Investor Rights Agreement

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TRANSACTION AGREEMENT

THIS TRANSACTION AGREEMENT (this “Agreement”) is made and entered into as of February 26, 2025, by and among AvalonBay Communities, Inc., a Maryland corporation (“AVB”), Aqua DownREIT, L.P., a Delaware limited partnership and wholly owned subsidiary of AVB (“AVB DownREIT” and together with AVB, the “AVB Parties” and each, an “AVB Party”), BSR Real Estate Investment Trust, an unincorporated, open-ended real estate investment trust organized under the laws of the Province of Ontario (“BSR”), BSR Trust, LLC, a Delaware limited liability company and subsidiary of BSR (“BSR Opco”), BSR Holdco, LLC, a Delaware limited liability company and wholly owned subsidiary of BSR Opco (“BSR Holdco” and together with BSR Opco and BSR, the “BSR Parties” and each, a “BSR Party”), the individuals and entities set forth in Exhibit A hereto (the “Supporting Unitholders”) and each other person who becomes a party to this Agreement after the date hereof as a Participating Unitholder (together with the Supporting Unitholders, the BSR Parties and the AVB Parties, the “Parties” and each, a “Party”).

WHEREAS, BSR’s subsidiaries currently own all of the Property (as defined herein);

WHEREAS, prior to the Closing (as defined herein) BSR Opco shall consummate, and BSR shall cause to be consummated, the pre-closing restructuring steps set forth on Exhibit B hereto (the “Pre-Closing Restructuring”), pursuant to which, among other things, (a) BSR Opco shall contribute, or cause to be contributed, the Property in fee simple interest, to newly formed subsidiaries wholly owned by BSR Holdco, such that, following such contributions, BSR Holdco will indirectly, and such subsidiaries will directly, own the Property in fee simple interest, (b) AVB shall, or shall cause one or more of its affiliates to, lend to BSR Holdco certain funds pursuant to one or more promissory notes substantially in the form set forth on Exhibit C (the “Promissory Note”), which funds will be guaranteed by certain of the Participating Unitholders pursuant to one or more guarantee agreements substantially in the form set forth on Exhibit D (the “Unitholder Guarantee”) and the proceeds of which will be used in part by BSR Holdco to extinguish in full all debts securing the Property, with any proceeds not so used applied to other expenses and/or distributed to the parent of BSR Holdco such that, after all such applications, BSR Holdco retains none of the proceeds of such loan or loans, and (c) BSR Opco will repurchase Class B units of BSR Opco (the “Class B Units”) held by the Participating Unitholders in exchange for, in the aggregate, 100% of the ownership interests in BSR Holdco, in each case in accordance with the terms hereof; and

WHEREAS, immediately following the Pre-Closing Restructuring Closing, at the Closing, (a) the Participating Unitholders shall contribute 100% of their ownership interests in BSR Holdco, collectively representing 100% of the outstanding ownership interests in BSR Holdco, to AVB DownREIT, (b) AVB shall contribute, or cause to be contributed, assets to AVB DownREIT determined by AVB prior to the Closing having an approximate total fair market value of at least $400,000,000 and no associated indebtedness (the “AVB Assets”) and (c) the Participating Unitholders and the general partner of AVB DownREIT shall enter into the amended and restated limited partnership agreement of AVB DownREIT substantially in the form set forth on Exhibit E (the “DownREIT Partnership Agreement”).

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I
Participation Offer; Pre-Closing Restructuring

1.1           Participation Offer. As soon as reasonably practicable after the date hereof, BSR Opco shall solicit the participation of each eligible holder of Class B Units (other than the Supporting Unitholders) in the transactions contemplated hereby as a Participating Unitholder (as defined herein) using election documentation that is mutually agreed by AVB and BSR (the “Participation Offer”); provided that (i) any such holder must be an “accredited investor” as defined in Regulation D promulgated by the U.S. Securities and Exchange Commission under the Securities Act (“Accredited Investor”), a resident of the United States and provide the documentation required by Section 1.1.1 to be eligible to participate in the transactions contemplated hereby as a Participating Unitholder and (ii) the maximum amount of Class B Units to participate in the transactions contemplated hereby shall be 15,000,000 and, to the extent that Participating Unitholders elect to participate in the transactions contemplated hereby with respect to greater than 15,000,000 Class B Units, the number of Class B Units of all Participating Unitholders in the transactions contemplated hereby shall be reduced first against the Class B Units held by the Supporting Unitholders and then pro rata but in such manner as would allow such Minimum Participation Threshold to be satisfied. BSR Opco shall use its reasonable best efforts to ensure the participation of sufficient Class B Units by Participating Unitholders other than those who are “related parties” of BSR within the meaning of such definition in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”) such that the Minimum Participation Threshold shall be satisfied as promptly as practicable after the date hereof.

1.1.1            As promptly as practicable following the expiration or termination of the Participation Offer, each holder of Class B Units (other than any Supporting Unitholder) who has elected to participate in the transactions contemplated hereby and is eligible to participate pursuant to the terms of the Participation Offer (collectively with the Supporting Unitholders, the “Participating Unitholders”), shall execute and deliver: (i) a joinder in the form set forth on Exhibit F hereto (the “Joinder”), duly executed by such Participating Unitholder and (ii) an investor questionnaire and such other documents and information as are reasonably requested by AVB, including, without limitation, such documents and information as AVB may reasonably request to enable it to conclude that receipt of Units (as defined herein) by such Participating Unitholder is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Rule 506(c) thereof and all other state and federal securities laws (collectively, the “Accredited Investor Documentation”).

1.2           Pre-Closing Restructuring. Subject to and in accordance with the terms and conditions set forth in this Agreement, as soon as practicable following the date the Minimum Participation Threshold is satisfied, BSR Opco shall consummate, or cause to be consummated, the Pre-Closing Restructuring in accordance with the structuring steps set forth on Exhibit B hereto (the “Pre-Closing Restructuring Steps Plan”), provided that the BSR Real Estate Transfers (as defined herein) shall occur as part of the Pre-Closing Restructuring.

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1.2.1            BSR shall keep AVB reasonably informed on a timely basis regarding the progress of the Pre-Closing Restructuring. At the request of AVB, BSR shall provide to AVB drafts of then-existing transfer documents and other agreements to facilitate the Pre-Closing Restructuring (the “Restructuring Documents”) and shall not enter into any Restructuring Documents without the prior written consent of AVB (which shall not be unreasonably withheld, conditioned or delayed). The transfer of the Properties to BSR Holdco’s subsidiaries (the “BSR Real Estate Transfers”) shall be effected via a transfer agreement mutually agreed by AVB and BSR, which transfer agreement shall provide for (i) the delivery by each Property Holding Subsidiary to each applicable subsidiary of BSR Holdco of the same “Closing Documents” as defined and set forth in that certain Agreement of Sale and Purchase, dated January 13, 2025, by and between Madrone Cielo Apartments, LLC, Wolf Ranch Apartments, LLC and AVB (the “Real Estate Transfer Agreement”), (ii) the satisfaction of those covenants of “Seller” set forth in Section 8.02(a) of such Agreement of Sale and Purchase, mutatis mutandis, and (iii) the mechanics of accomplishing Steps 2, 3 and 4 of the Pre-Closing Restructuring, as further described in Section 3.1.2 below. BSR shall provide written notice to AVB at least ten (10) business days prior to completing Step 2 of the Pre-Closing Restructuring (the completion of Steps 1-5 shall constitute the “Pre-Closing Restructuring Closing”); provided that (i) in no event shall the commencement of Step 2 of the Pre-Closing Restructuring Closing take place earlier than sixty (60) days following the date hereof unless mutually agreed by BSR and AVB and (ii) the Pre-Closing Restructuring Closing shall take place on the Closing Date.

1.2.2            As contemplated by Step 3 of the Pre-Closing Restructuring Steps Plan, in connection with and substantially concurrently with and conditioned upon the occurrence of, the Pre-Closing Restructuring Closing and the Closing, AVB shall lend, or cause one or more of its affiliates to, lend to BSR Holdco funds in an amount up to $220,000,000 pursuant to the Promissory Note, with the final amount of such loan up to $220,000,000 to be designated by BSR in its reasonable discretion in writing no later than ten (10) business days prior to the Closing Date (such final amount, the “Loan Amount”), a portion of which amount shall be guaranteed by certain Participating Unitholders pursuant to the Unitholder Guarantees. The proceeds of such Loan Amount shall be used in part by BSR Holdco to extinguish in full all debts securing the Property, with any proceeds not so used applied to other expenses and/or distributed to the parent of BSR Holdco such that, after all such applications, BSR Holdco retains none of the proceeds of such loan or loans.

ARTICLE II
Contribution

2.1            Contribution. Subject to and in accordance with the terms and conditions set forth in this Agreement, including the occurrence of the Pre-Closing Restructuring Closing, at the Closing, (i) the Participating Unitholders shall contribute 100% of the ownership interests of BSR Holdco to AVB DownREIT, free and clear of all claims, liens and encumbrances other than those arising under applicable securities laws, (ii) AVB shall contribute, or cause to be contributed, the AVB Assets to AVB DownREIT and (iii) each Participating Unitholder and AVB (or its applicable subsidiary) shall execute and deliver the DownREIT Partnership Agreement. As consideration for the contributions by the Participating Unitholders and AVB (or its applicable subsidiary) contemplated by the preceding sentence, the Participating Unitholders shall receive certain partnership interests in AVB DownREIT and the general partner of the AVB DownREIT shall receive an increase to its Unrecovered Capital Amount (as defined in the DownREIT Partnership Agreement), in each case as set forth in the DownREIT Partnership Agreement (the foregoing transactions, collectively, the “Contribution Transactions”).

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2.2           Contribution Value.

2.2.1            The contribution by the Participating Unitholders of their BSR Holdco ownership interests in exchange for partnership interests in AVB DownREIT shall be deemed to be valued at $431,500,000 less the Loan Amount (the “Unitholder Contribution Value”). In exchange for such contribution, the Participating Unitholders shall receive newly issued units representing limited partnership interests in the AVB DownREIT (“Units”) in a number equal to the Unitholder Contribution Value divided by $225, apportioned among them (on the basis of their individual share of the Unitholder Contribution Value, represented by their percentage ownership interest in BSR Holdco immediately prior to the Contribution Transactions and as set forth in Exhibit A to the DownREIT Partnership Agreement, which allocation shall be delivered by BSR to AVB no later than ten (10) business days prior to the Closing Date) and rounded to the nearest whole number of Units for each Participating Unitholder.

2.2.2            The AVB Assets contributed by AVB (or its applicable subsidiary) to AVB DownREIT shall be deemed to be valued at the amount set forth in Exhibit A to the DownREIT Partnership Agreement, which value shall be delivered by AVB to BSR no later than ten (10) business days prior to the Closing Date (the “AVB Contribution Value”). In exchange for such contribution, the Unrecovered Capital Amount (as defined in the DownREIT Partnership Agreement) of the general partner of the AVB DownREIT shall be increased by an amount equal to the AVB Contribution Value, as set forth in Exhibit A to the DownREIT Partnership Agreement.

2.3            Tax Treatment. Solely for U.S. federal and applicable state income tax purposes, the parties hereby agree that, as a result of the transactions described in this Agreement, (i) AVB DownREIT shall be treated as a continuation of BSR Holdco, consistent with the principles of Treasury Regulations § 1.708-1, including with respect to the receipt of certain partnership interests in AVB DownREIT by Participating Unitholders in exchange for their ownership interests in BSR Holdco and (ii) AVB (or its applicable subsidiary) shall be treated as contributing the AVB Assets to BSR Holdco in a transaction described in section 721(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

2.4            Admittance as a Limited Partner. A Participating Unitholder will be entitled to receive Units and admitted as a limited partner in AVB DownREIT in accordance with the terms of the DownREIT Partnership Agreement upon Closing (each admittance, a “Unit Distribution”) only if such Participating Unitholder (i) agrees to be bound by and comply with the terms of the DownREIT Partnership Agreement, (ii) makes such investment and other representations and warranties contained in ARTICLE VI hereto, (iii) is an Accredited Investor and a resident of the United States and (iv) delivers the Accredited Investor Documentation.

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ARTICLE III
Closing

3.1           Closing.

3.1.1            The closing of the Contribution Transactions (the “Closing”) shall take place at 10:00 a.m. (Eastern Time) by means of a virtual closing through the electronic exchange of documents and signatures (or, if mutually agreed by the parties, at the offices of Wachtell, Lipton, Rosen & Katz at 51 West 52nd Street, New York, New York 10019), assuming the last of the conditions set forth in ARTICLE IX (other than those conditions that are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied, on the date of and substantially concurrently with the Pre-Closing Restructuring Closing, or at such other place, time and date as may be agreed in writing between AVB and BSR Opco. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. If either the Participating Unitholders, the BSR Parties or the AVB Parties reasonably expect that any of the conditions to the other Parties’ obligations to close will not be satisfied as of May 1, 2025 (any such condition, an “Unsatisfied Condition”), such Party shall provide written notice to the other Parties no later than April 24, 2025, and the Closing Date shall thereafter occur on the second (2nd) business day following notice by such Party that the Unsatisfied Conditions have been satisfied (or, if any Unsatisfied Condition is a condition that is to be satisfied by action taken at the Closing, that such Unsatisfied Condition is capable of being satisfied at the Closing) or at such other time and date as may be agreed in writing between AVB and BSR Opco.

3.1.2            Steps 2, 3 and 4 of the Pre-Closing Restructuring shall take place through escrow and the electronic exchange of documents and signatures at the offices of the Title Company at 666 Third Avenue, 5th Floor, New York, New York 10017 and shall occur on the same calendar date as the Closing. Within fifteen (15) days after the date hereof, each applicable Property Holding Subsidiary which owns the Property, AVB, and the Title Company shall enter into the Real Estate Transfer Agreement which shall govern the process surrounding and approval by AVB of the final forms of all documents related to: (i) the BSR Real Estate Transfers including, without limitation, the final forms of the special warranty deeds and all other Closing Documents, and the final form of the title proformas for each title policy, (ii) the extinguishment of the existing debt encumbering each Property (including releases and discharges of the same of record necessary for the Title Company to issue a title policy free and clear of all liens and encumbrances related thereto), and (iii) escrow provisions which govern the Title Company’s handling of the funds needed for Steps 2, 3 and 4 of the Pre-Closing Restructuring Closing Steps Plan. The Title Company shall join in the execution of the Real Estate Transfer Agreement only for the purposes of acting as escrow agent to accomplish the steps outlined above. Each party thereto may supplement the provisions of the Real Estate Transfer Agreement with its own escrow instructions to be provided to the Title Company prior to Closing; provided that any such supplemental instructions do not contradict or contravene the intent of the Real Estate Transfer Agreement.

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3.2           AVB’s Closing Deliveries. At the Closing, AVB shall deliver, or cause to be delivered, to BSR Opco and John S. Bailey (in his capacity as representative of the Participating Unitholders) the following:

3.2.1            a counterpart of the DownREIT Partnership Agreement, including the form registration rights agreement attached as Exhibit F thereto (the “Registration Rights Agreement”), in each case, duly executed by AVB and/or its applicable subsidiaries;

3.2.2            a counterpart of the Promissory Note, duly executed by AVB and/or its applicable subsidiary;

3.2.3            a counterpart of the Amendment to the Non-Disclosure Agreement, dated as of May 21, 2024, by and between AVB and BSR, substantially in the form attached hereto as Exhibit G (the “NDA Amendment”), duly executed by AVB;

3.2.4            the certificate contemplated by Section 9.3.3; and

3.2.5            such other documents as may be reasonably necessary or appropriate to effect the consummation of the transactions which are the subject of this Agreement.

3.3           BSR Opco’s Closing Deliveries. At the Closing, BSR Opco shall deliver, or cause to be delivered, to AVB and John S. Bailey (in his capacity as representative of the Participating Unitholders) the following (unless otherwise indicated):

3.3.1            fully executed copies of all Restructuring Documents, including all “Closing Documents” pursuant to the Real Estate Transfer Agreement;

3.3.2            a counterpart of the Promissory Note, duly executed by BSR Holdco;

3.3.3            a counterpart of the NDA Amendment, duly executed by BSR;

3.3.4            the certificate contemplated to be delivered by the BSR Parties pursuant to Section 9.2.6;

3.3.5            solely to John S. Bailey, the amended and restated investor rights agreement, superseding the investor rights agreement dated as of May 18, 2018, as amended, among BSR, BSR Opco and certain unitholders named therein, substantially in the form attached hereto as Exhibit H (the “Amended and Restated BSR Investor Rights Agreement”), duly executed by BSR and BSR Opco; and

3.3.6            such other documents as may be reasonably necessary or appropriate to effect the consummation of the transactions which are the subject of this Agreement.

3.4           Participating Unitholders’ Closing Deliveries. At the Closing, each Participating Unitholder shall deliver to AVB, or where indicated, to BSR Opco, the following:

3.4.1            a counterpart to each of the DownREIT Partnership Agreement and the Registration Rights Agreement, duly executed by such Participating Unitholder;

3.4.2            to the extent required by such Participating Unitholder’s election in the Participation Offer, a counterpart of the Unitholder Guarantee, duly executed by such Participating Unitholder;

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3.4.3            the certificate contemplated to be delivered on behalf of the Participating Unitholders pursuant to Section 9.2.7;

3.4.4            solely to BSR Opco, if such Participating Unitholder is a party to the Amended and Restated BSR Investor Rights Agreement, a counterpart to such Amended and Restated BSR Investor Rights Agreement, duly executed by such Participating Unitholder; and

3.4.5            such other documents as may be reasonably necessary or appropriate to effect the consummation of the transactions which are the subject of this Agreement.

3.5            Closing Expenses.

3.5.1            The cost of (a) any escrow fees charged by the Title Company and (b) any owner’s title policy to be issued to BSR Holdco’s subsidiaries, in each case as related to the transactions contemplated by this Agreement shall be paid one-half (1/2) by AVB and one-half (1/2) by BSR Opco. The cost to modify the survey exception and of any endorsements to the title policies shall be paid by AVB. The cost of any city, county, and state transfer (or any private assessment in the nature of the same) and/or excise taxes (if applicable) shall be paid by BSR Opco. AVB or AVB DownREIT shall pay the fee for recording any special warranty deed for the Land and Improvements constituting the Property. All mortgage recording taxes, if any, incurred in connection with the transactions contemplated by this Agreement shall be paid by BSR Opco.

3.5.2            Except as otherwise set forth in Section 3.5.1 (or, as between the BSR Parties and the Participating Unitholders, as they may otherwise determine in respect of expenses of the BSR Parties), each Party shall be responsible for all of their own expenses (including outside counsel and advisor fees) incurred in connection with negotiating or consummating any of the transactions contemplated by this Agreement, including the Pre-Closing Restructuring.

3.6            Proration. Prorations of the following items shall be made as of 11:59 p.m. on the day immediately preceding the Closing Date (the “Apportionment Date”) on the basis of the actual number of days of the month which shall have elapsed as of the Closing Date and based upon the actual number of days in the month and a 365-day year:

3.6.1            Fixed rents payable by Tenants which are collected on or prior to the Closing in respect of the month (or other applicable collection period) in which the Closing occurs (the “Current Month”), on a per diem basis based upon the number of days in the Current Month prior to the Closing Date (which shall be allocated to BSR Opco) and the number of days in the Current Month on and after the Closing Date (which shall be allocated to AVB DownREIT). If, at the Closing, fixed rent in respect of the Current Month is unpaid by any Tenant, or fixed rent other than fixed rent in respect of the Current Month is past due by any Tenant, AVB DownREIT agrees that the first moneys received by it from such Tenant shall be received and held by AVB DownREIT in trust, and shall be disbursed as follows:

(a)            First, to AVB DownREIT and BSR Opco, in an amount equal to all fixed rent owing by such Tenant to BSR Opco and AVB DownREIT in respect of the Current Month on a per diem basis based upon the number of days in the Current Month prior to the Closing Date (which shall be allocated to BSR Opco) and the number of days in the Current Month on and after the Closing Date (which shall be allocated to AVB DownREIT);

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(b)            Next, to AVB DownREIT in an amount equal to all fixed rents owing by any such Tenant to AVB DownREIT in respect of all periods after the Current Month; and

(c)            Finally, to BSR Opco, in an amount equal to all other fixed rent owing by any such Tenant to BSR Opco in respect of all periods preceding the Current Month.

3.6.2            All other income the Property generates.

3.6.3            Real and personal property taxes and assessments (including, without limitation, any assessments relating to Permitted Exceptions, business improvement district assessments or similar charges, if applicable), water rates and charges, and sewer taxes not otherwise payable directly to the taxing authority by any Tenant under a Lease. If the taxes for the year of Closing are not known or cannot be reasonably estimated, taxes shall be estimated based on taxes for the last year prior to Closing. After the taxes for the year of Closing are known, adjustments, if needed, will be made between the parties. BSR Opco shall pay real estate taxes for the year 2024 and prior years.

3.6.4            All water, electric, telephone, fuel, and other utility charges based on the last ascertainable bill unless meter readings are made as of the Closing Date, in which case such meter readings shall govern. If the apportionment is not based on an actual current reading, but rather the last ascertainable bill, then upon the taking of a subsequent actual reading (which shall be conducted no later than ten (10) business days following the Closing), the parties shall, within three (3) business days following notice of the determination of such actual reading, readjust such apportionment and BSR Opco shall deliver to AVB DownREIT or AVB DownREIT shall deliver to BSR Opco, as the case may be, the amount determined to be due upon such readjustment. If BSR Opco shall have paid any gas, electricity, water or other utility charges directly to a third party which are reimbursable by Tenants, but shall not have been reimbursed therefor by the time of Closing, then AVB DownREIT shall credit to BSR Opco an amount equal to thirty (30) days’ worth of the estimated reimbursable charges due by Tenants, based on the reimbursable charges for the average of the most recent three (3) month period prior to Closing such information is available.

3.6.5            Any charges or fees due and payable to a third party for the transfer of the transferable licenses and permits for the Property.

3.6.6            Any amounts prepaid or payable by BSR Opco under the Contracts. Notwithstanding the foregoing provisions, however, if BSR Opco is or was entitled to any lump sum payment in return for a service arrangement over a period of time (for instance, a laundry contract or cable television arrangement), then such lump sum amount will not be subject to proration and BSR Opco will be entitled to retain the entire lump sum amount.

3.6.7            All security deposits of Tenants occupying the Land or Improvements (“Security Deposits”) shall be retained by BSR Opco, if any, and the amount thereof (plus any interest thereon to the extent required by law or the applicable Lease) shall be credited to AVB DownREIT at Closing in the Settlement Statements. The parties acknowledge that BSR Opco permits residents to make a one-time, non-refundable payment in lieu of making an initial Tenant deposit. Such payments are not considered deposits nor are they transferrable to AVB DownREIT but shall be prorated at Closing to the extent collected in or applicable to the Current Month.

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3.6.8            All property locator fees payable to a third party shall be charged (i) to BSR Opco for any unit for which move-in occurred prior to Closing, and (ii) to AVB DownREIT for any unit for which move-in occurred on or after the day of Closing.

3.6.9            Lender required tax and insurance escrows shall be disbursed to BSR Opco. Lender maintained replacement reserves shall be disbursed to BSR Opco after deductions for immediate repairs.

3.6.10          All other costs and expenses of operating the Property customarily apportioned in connection with sales of properties substantially similar to the county where the Property is located.

A settlement statement with respect to each real property forming the Property, and a consolidated master settlement statement, shall be prepared by the Title Company not less than five (5) business days prior to Closing and mutually approved by BSR Opco and AVB not later than two (2) business days immediately prior to Closing setting forth any closing adjustments to which either BSR Opco and AVB DownREIT are entitled pursuant to this Agreement with respect to the Closing (the “Settlement Statements”). No later than ninety (90) days after the Closing Date, BSR Opco and AVB DownREIT will make a final adjustment to the prorations made pursuant to this Section 3.6 (the “Final Closing Adjustment”); provided that taxes shall be reconciled within thirty (30) days after receipt of the actual bill for the year in which Closing occurs (or any year prior thereto), and AVB DownREIT’s obligation to collect rent unpaid and outstanding to BSR Opco for the period prior to Closing shall cease as of sixty (60) days after the Closing Date. All adjustments or prorations which could not be determined at the Closing due to the lack of actual statements, bills, or invoices for the current period, or for any other reason will be made at the Final Closing Adjustment. BSR Opco and AVB DownREIT agree to pay any net adjustment in favor of the other in cash funds no later than ten (10) business days after the Final Closing Adjustment. The Final Closing Adjustment will be conclusive and binding upon BSR Opco and AVB DownREIT and no further adjustments will be made. The terms and provisions of this Section 3.6 will survive the Closing. For the purposes of this Section 3.6, all references to AVB DownREIT specifically include its applicable subsidiaries at and following the Closing, including BSR Holdco and its subsidiaries, and all references to BSR Opco specifically exclude BSR Holdco and its subsidiaries.

ARTICLE IV
Representations and Warranties of The BSR Parties

4.1           BSR’s Representations. Except as set forth in the correspondingly numbered schedule or subschedule of the disclosure schedule delivered to the AVB Parties concurrently with and in connection with the execution of this Agreement (the “Disclosure Schedule”) (it being agreed that for purposes of the representations and warranties set forth in this ARTICLE IV, disclosure of any item in any schedule or subschedule of the Disclosure Schedule shall be deemed disclosure with respect to any other schedule or subschedule of the Disclosure Schedule to which the relevance of such item is reasonably apparent on its face), each BSR Party represents and warrants the following to the AVB Parties:

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4.1.1       Organization; Authority.

(a)            Such BSR Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and, in the case of BSR Opco and BSR Holdco, is authorized to do business in the jurisdiction of where the Property is located. Such BSR Party has all requisite power and authority, has taken all actions required by its organizational documents and applicable law, and has obtained all consents which are necessary to authorize or enable it to execute and deliver this Agreement, to consummate the transactions contemplated hereby, and to perform or cause to be performed all of its obligations under this Agreement. The board of trustees of BSR (with interested trustees abstaining), upon the unanimous recommendation of a special committee of the board of trustees of BSR, comprising solely independent trustees, has determined that this Agreement and the transactions contemplated hereby are in the best interests of BSR and approved the execution and delivery by BSR of this Agreement and the other documents contemplated hereby and the performance by BSR of the transactions contemplated hereby and thereby. The board of directors of BSR Opco has determined that this Agreement and the transactions contemplated hereby are in the best interests of BSR Opco and approved the execution and delivery by BSR Opco of this Agreement and the other documents contemplated hereby and the performance by BSR Opco of the transactions contemplated hereby and thereby. As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn. This Agreement constitutes and, when so executed and delivered, the other agreements and instruments delivered by such BSR Party under or in connection with this Agreement will constitute, the legal, valid and binding obligations of such BSR Party, enforceable against such BSR Party in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)            Schedule 4.1.1(b) of the Disclosure Schedule sets forth each entity that currently owns and will be transferring the Property to BSR Holdco in connection with the Pre-Closing Restructuring (the “Property Holding Subsidiaries”), together with their respective jurisdiction of organization and BSR Opco’s direct or indirect ownership or other equity interest therein. Each of the Property Holding Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of their organization and are authorized to do business in the jurisdiction of where the Property is located. Each Property Holding Subsidiary has all requisite power and authority, has taken all actions required by its organizational documents and applicable law, and has obtained all consents which are necessary to authorize or enable it to consummate the Pre-Closing Restructuring. BSR Opco has made available to AVB a true, correct and complete copy of all of the organizational documents of BSR Holdco and has provided copies of all organizational documents of the Property Holding Subsidiaries to the Title Company as required by the Title Company to issue an owner’s title policy to each newly formed subsidiary of BSR Holdco subject only to the Permitted Exceptions at the Pre-Closing Restructuring Closing.

(c)            As of the Pre-Closing Restructuring Closing, wholly owned subsidiaries of BSR Holdco will (1) directly own the Property free and clear of all claims, liens and encumbrances except for the Permitted Exceptions (as defined herein), (2) own all of the real property forming the Property in fee simple interest, (3) not own any other property or assets other than the Property and (4) have received special warranty deeds from each Property Holding Subsidiary conveying to such subsidiaries of BSR Holdco all of the Land and Improvements in accordance with the Real Estate Transfer Agreement.

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(d)            As of the date of this Agreement, subject to the satisfaction of the Minimum Participation Threshold, no shareholder, unitholder, equityholder or any other vote or approval by holders of ownership or equity interests in such BSR Party or any Property Holding Subsidiary is required or will be sought by such BSR Party or any Property Holding Subsidiary in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

4.1.2       Noncontravention.

(a)            Neither the execution, delivery or performance of this Agreement by such BSR Party, nor the consummation by such BSR Party or the Property Holding Subsidiaries of the transactions contemplated hereby, will (i) violate, conflict with, or require any consent or notice under, or require the making of any payment or redemption under, or otherwise adversely affect the rights of such BSR Party or any of the Property Holding Subsidiaries under any provision of their respective organizational documents, (ii) violate, conflict with, or result in a breach of (or any event that, with notice or lapse of time or both, would become a breach or violation under) any law or other restriction of any Governmental Authority to which such BSR Party or the Property Holding Subsidiaries are subject or by which their respective assets or properties are bound, (iii) with or without notice, lapse of time or both, conflict with, result in a breach or violation of, constitute a default under, result in the termination (or right of termination), cancellation, creation or acceleration of any rights under, or require any consent or notice under any Lease or Contract or (iv) result in the creation or imposition of a lien upon, or the forfeiture of, any portion of the Property. “Governmental Authority” means the United States, Canada, the individual states, provinces, territories, or local municipalities therein, and any political subdivision, agency, authority, department, court, commission, board, bureau or instrumentality of any of the foregoing which has or is asserting jurisdiction over any of the parties hereto or over any of the Property.

(b)            The consummation of the transactions contemplated by this Agreement by such BSR Party and the Property Holding Subsidiaries does not require any consent or approval of or notice to any Governmental Authority, except for consents, approvals or notices the failure of which to obtain or provide would not, individually or in the aggregate, reasonably be expected to materially prevent, delay or impair the ability of such BSR Party or the Property Holding Subsidiaries to consummate the transactions contemplated hereby.

4.1.3            Litigation; Compliance with Law.

(a)            Except as set forth on Schedule 4.1.3 of the Disclosure Schedule, there are no pending, or, to BSR’s knowledge, threatened legal actions, Orders or proceedings against or relating to the ownership or operation of the Property.

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(b)            Neither such BSR Party nor any of the Property Holding Subsidiaries has received written notice from any Governmental Authority or third party of any (1) pending or threatened condemnation actions or (2) uncured building or zoning code violations, or open permits, with respect to the Property or portion thereof. Neither such BSR Party nor any of the Property Holding Subsidiaries has received written notice of any moratorium, eminent domain, or private purchase in lieu of such proceeding in connection with any portion of the Property; and to the best knowledge of BSR, no such proceeding or agreement is contemplated.

4.1.4       Bankruptcy. Such BSR Party or its subsidiaries have not filed any case, proceeding or petition, nor to BSR’s knowledge has any case, proceeding or petition been filed against any BSR Party or its subsidiaries, claiming bankruptcy or insolvency or for reorganization, or for the appointment of a receiver, custodian or trustee, or for the arrangement of debts, or under any state or federal statute relating to debtor protection or insolvency, nor has such BSR Party, its subsidiaries or the Property been the subject of any such action, or to BSR’s knowledge, has such action been threatened by or against any BSR Party or any of its subsidiaries.

4.1.5       Foreign Person. Such BSR Party is not a “foreign person” within the meaning of Section 1445(f)(3) of the U.S. Federal Code. Such BSR Party is not, nor will it become, a person or entity with whom U.S. persons are restricted from doing business with under the regulations of the Office of Foreign Asset Control of the Department of Treasury (“OFAC”) (including those named on OFAC’s Specially Designated and Blocked Persons list and any other similar list maintained by OFAC pursuant to any law, rule, regulation or Executive Order of the President of the United States, including, without limitation, trade embargo, economic sanctions, or other prohibitions imposed by Executive Order of the President of the United States) or under any statute, executive order (including the September 24, 2001 Executive Order Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism), the USA Patriot Act, by any trade embargo, economic sanction, or other prohibition of United States law, rule, regulation or Executive Order of the President of the United States, or other governmental or quasi-governmental action (each such person or entity, a “Prohibited Person”), nor is such BSR Party a “foreign corporation”, “foreign partnership” or “foreign estate” as those terms are defined in the Code.

4.1.6       The Property.

(a)            A true and correct description of certain parcels of real property lying and being situated in Texas, USA is more particularly described on Schedule 4.1.6 of the Disclosure Schedule (the “Land”).

(b)            The following enumerated property, rights and interests collectively constitute the “Property” as used in this Agreement:

(1)            the Land;

(2)            all buildings, structures and other improvements erected or situated on the Land or any portion thereof (the “Improvements”);

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(3)            right, title and interest, if any, of such BSR Party or any of its subsidiaries, if any, in and to any land lying in the bed of any street, road or access way adjoining the Land or Improvements to the centerline thereof (the “Property Rights”);

(4)            all right, title and interest of such BSR Party or any of its subsidiaries, reversionary or otherwise, in and to all easements, rights and privileges appurtenant thereto, including, without limitation, all minerals, oil or gas on or under such Land, development rights, land use entitlements, air rights, water rights, riparian rights, and all right, title and interest of such BSR Party or any of its subsidiaries in and to all streets, gores, strips, alleys, easements and rights of way in, on, across, in front of or adjoining thereto in or upon the Land and all other rights and appurtenances belonging or in any ways pertaining thereto (the “Appurtenances”);

(5)            all fixtures, furniture, carpeting, draperies, appliances, building supplies, equipment, machinery, inventory, and other items of personal property owned by such BSR Party or any of its subsidiaries and presently or hereafter affixed to or situated upon the Land or Improvements and used in connection with the operation of the Land or Improvements (“Personalty”), but specifically excluding any (x) items of personal property owned by tenants (“Tenants”) on the Land or Improvements and (y) such items as are leased by such BSR Party or any of its subsidiaries from third parties or otherwise owned by third parties;

(6)            such BSR Party’s or any of its subsidiaries’ right, title, and interest in all leases, tenancies, licenses, and other occupancy agreements, including any which may be made by such BSR Party or any of its subsidiaries after the date hereof and prior to the Closing as permitted by this Agreement (collectively, the “Leases”) affecting or with respect to the Land or Improvements or any portion thereof, including all refundable security and other deposits and guaranties, and all rents, or income due under the Leases or otherwise receivable by the owner of the Property for use or occupancy of any of the Property prepaid for any period subsequent to the Closing Date;

(7)            such BSR Party’s or any of its subsidiaries’ right, title, and interest in the leasing, service, supply and maintenance contracts (“Contracts”) relating to the Land, Improvements, or Personalty, including the Contracts existing as of the date hereof which are listed on Schedule 4.1.6(b)(7) of the Disclosure Schedule; and

(8)            such BSR Party’s and its subsidiaries’ interest (if any, and without representation or warranty) in and to all assignable guaranties and warranties relating to the Personalty and all intangible personal property used in connection with the Land and Improvements, including, without limitation, (i) any and all signs, trademarks, logos, photographs, graphic media, social media accounts, mail addresses, telephone exchange numbers and listings, social media content and related information, trade names, and related goodwill associated with Land and/or Improvements, including without limitation, the names used in the ordinary course of business for each any real property and any variations thereof, (ii) plans, drawings, surveys, reports (including, without limitation, historical occupancy and tenant data), specifications and other architectural, engineering drawings, and technical reports for the Land and Improvements, and (iii) any licenses, permits, consents, authorizations, approvals, registrations and certificates issued by any Governmental Authority which are currently held by such BSR Party or any of its subsidiaries with respect to the Property, if any (collectively, and together with the Property Rights, Appurtenances, Personalty, Leases, and Contracts, the “Additional Rights”).

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Notwithstanding anything to the contrary contained in Section 4.1.6(a), the Property does not include: (x) any bank accounts, certificates of deposit, securities, bonds, cash, cash equivalents, and other investments of such BSR Party or its subsidiaries; provided that Tenants’ security and other refundable deposits with respect to the Leases are not excluded from the Property, (y) such BSR Party’s or its subsidiaries’ accounting and income tax records and files and (z) documents pertaining to existing ownership or management entities, including but not limited to existing third-party Property management contracts.

(c)            There is no fact or condition which would result in the termination of the current access from the Property to any presently existing highways and roads adjoining or situated on the Land or to any existing sewer or other utility facilities serving, adjoining or situated on the Land.

(d)            All bills and claims for labor performed or materials furnished to or for the benefit of the Property for or on behalf of such BSR Party or any of its subsidiaries for all periods of time prior to the Closing will be paid in full, and on or prior to Closing, all mechanics’ or materialmen’s liens on or affecting the Property (except mechanic’s or materialmen’s liens, if any, arising by, through or under the AVB Parties), shall be released or otherwise removed as an exception to title.

(e)            As of the date hereof, no portion of the Property is subject to any affordable housing, housing finance corporation, rent control or rent restriction laws, ordinances, or agreements. Such BSR Party and its subsidiaries have complied with all applicable laws in their treatment of security deposits and fees in lieu thereof. There are no tax appeals or abatement proceedings pending with respect to the Property or any portion thereof, except as listed on Schedule 4.1.6(e) of the Disclosure Schedule.

(f)             Each of the residential units at the Property is equipped with a refrigerator, stove, dishwasher, in-sink disposal, microwave, heating/air conditioning system, hot water system, and washer/dryer, each of which are owned outright by such BSR Party or its subsidiaries, with the exception of any washer/dryer owned by tenants.

(g)            Such BSR Party or its subsidiaries have not entered into nor are party to any agreements pursuant to which any rights of first refusal to purchase all or any part of the Property, options to purchase all or any portion of the Property or other similar rights have been granted to any other person.

(h)            Other than the Permitted Exceptions, there are no unrecorded development agreements, property owner’s associations, condominium (or equivalent organization) agreements, affordability agreements, or covenants, conditions and restrictions agreements related to the Property that are currently in effect and could be binding upon the AVB Parties or any of their subsidiaries or affiliates following the Closing.

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4.1.7       Environmental Matters. The environmental reports listed on Schedule 4.1.7 of the Disclosure Schedule are the most recent final environmental reports in such BSR Party’s and its subsidiaries’ possession (the “Environmental Reports”) and such Environmental Reports have been delivered or made available to AVB as part of the Documents. Such BSR Party or its subsidiaries have not received any written notice of any pending material claims or complaints against such BSR Party or its subsidiaries with respect to any violation of any Environmental Law, any releases of Hazardous Materials or with respect to any corrective or remedial action for, or cleanup of, the Property. For purposes of this Agreement, the term “Hazardous Materials” shall mean any chemical, compound, material, mixture, or substance that is now or hereafter listed in any Environmental Laws as a “hazardous substance”, “toxic substance”, or the like, or any petroleum product or related byproduct, hydrocarbon, radon, asbestos, urea formaldehyde, polychlorinated biphenyl compounds, underground storage tanks, medical waste or radioactive or nuclear material. For purposes of this Agreement, the term “Environmental Laws” shall mean the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), as amended from time to time, and any similar applicable federal, state and local statutes, laws and ordinances and the regulations implementing such statutes, laws and ordinances.

4.1.8       Leases; Contracts.

(a)            The rent rolls furnished pursuant to Section 7.2 and the rent roll furnished at the Closing (“Rent Rolls”) are true, accurate and complete in all material respects as of the date thereof and is the same used by such BSR Party or its subsidiaries in the operation of the Property. Such BSR Party has delivered to AVB true and complete copies of the Leases, and all extensions, renewals, and amendments thereto and has not received any written notice from any Tenant claiming that such BSR Party or any of its subsidiaries is in default of their respective obligations under any of the Leases. To BSR’s knowledge, no BSR Party nor any of its subsidiaries is in material default under any of the Leases. The operating statements and summaries furnished pursuant to Section 7.2 are true and correct in all material respects and are the same as those used by such BSR Party or its subsidiaries in the operation of the Property.

(b)            There are no exclusive or continuing brokerage, leasing commission, or property locator agreements as to the sale or lease of any of the space at the Property entered into by such BSR Party or any of its subsidiaries that will remain in effect after the Pre-Closing Restructuring Closing.

(c)            Other than the Leases and the Contracts, there are no contracts, agreements, amendments thereto, or understandings, oral or written, including any leases or licenses or other occupancy agreements, that such BSR Party or any of its subsidiaries has with any person, entity or Governmental Authority affecting any portion of the Property that will be binding on the AVB Parties or their affiliates following the Closing or under which the AVB Parties will be obligated to pay any sums. The Contracts set forth on Schedule 4.1.6(b)(7) of the Disclosure Schedule are the Contracts as maintained in such BSR Party’s or its subsidiaries’ files and are the same Contracts relied upon by such BSR Party or its subsidiaries in the operation of the Property, and any Contract not terminable without penalty or fee on thirty (30) days or fewer notice to the counterparty thereunder is so-identified on such Schedule.

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4.1.9       Employees. BSR Holdco and its subsidiaries have never had, and will not have had upon the completion of the Pre-Closing Restructuring and the Closing, any employees. There are no employees, whether of such BSR Party or its subsidiaries or otherwise, at the Property for which the AVB Parties or any of their respective subsidiaries or affiliates will be responsible at or after the Closing.

4.1.10     Tax Matters.

(a)            Except as set forth in Schedule 4.1.10 of the Disclosure Schedule, neither such BSR Party nor any Property Holding Subsidiary has filed or retained anyone to file, notices of protest against, or to commence actions to review real property tax assessments against the real property that forms part of the Property which are currently pending.

(b)            Such BSR Party and each Property Holding Subsidiary has duly filed with the appropriate federal, state and local taxing authorities all tax returns required to be filed by or with respect to it, and, to BSR’s knowledge, all such filed tax returns are true, complete and accurate in all material respects. Such BSR Party and each Property Holding Subsidiary has paid when due (including, if applicable, on extension) all taxes shown to be due on all tax returns filed by it and paid all taxes otherwise due and payable. To BSR’s knowledge, no BSR Party nor any Property Holding Subsidiary has any material liability for unpaid taxes.

(c)            BSR will at all times during its indirect ownership of Property Holding Subsidiaries and the Property be, and will at the Closing be, an unincorporated, open-ended real estate investment trust organized under the laws of the Province of Ontario.

4.1.11     Debt Encumbering the Property. Except as set forth in Schedule 4.1.11 of the Disclosure Schedule, the Property is not subject to a mortgage, deed of trust, security agreement, financing statement, or any other instrument which evidences or secures indebtedness (except for any liens caused by the act or failure to act of a tenant with respect to which the responsibility to pay, discharge or bond over is that of a tenant).

4.1.12     Title. Each Property Holding Subsidiary is the legal title holder of its applicable portion of the Land, BSR Holdco’s subsidiaries will be upon the completion of the applicable step of the Pre-Closing Restructuring Steps Plan the legal title holders of all of the Land and:

(a)            the Land is free of all liens and encumbrances other than the Permitted Exceptions;

(b)            all of the recorded easements, covenants or restrictions affecting the Property are set forth in Schedule 4.1.12(b) of the Disclosure Schedule;

(c)            the Property is not in violation of any of the easements, covenants or restrictions affecting the Property and, to BSR Opco’s knowledge, no other party is in violation of any such easements, covenants or restrictions;

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(d)            the Property is not subject to any covenant or restriction that materially impairs the utility of any portion of the Property for its intended purpose or the ability to develop the Property;

(e)            except as shown a survey furnished and certified to AVB, to BSR Opco’s knowledge there are no encroachments of any of the Improvements onto adjoining land nor any encroachments onto the Land of existing improvements located on any adjoining land; and

(f)             the Property is not dependent upon any adjacent property in order to be used for its intended purposes, including the development and operation of the Property, for access, parking, utilities or any other matter except in circumstances where there is an adequate, legally enforceable and insurable permanent easement providing the Land with the required rights of use of the adjacent property.

4.1.13     BSR Holdco. BSR Holdco has been organized or formed solely for the purpose consummating the transactions contemplated hereby, including the Pre-Closing Restructuring. BSR Holdco has not had any operations or assets since the date of its organization or formation and will not have had any operations or assets at any time prior to the Closing, other than the ownership of its newly formed subsidiaries upon the completion of the applicable step contemplated by the Pre-Closing Restructuring Steps Plan. True, correct and complete copies of BSR Holdco’s organization documents have been made available to AVB. Each subsidiary of BSR Holdco will be organized or formed solely for the purpose of consummating the transactions contemplated hereby, including the Pre-Closing Restructuring. No subsidiary of BSR Holdco will have had any operations or assets since the date of its organization or formation or at any time prior to the Closing, other than the ownership of the Property upon the completion of the applicable step contemplated by the Pre-Closing Restructuring Steps Plan. True, correct and complete copies of the organization documents of each subsidiary of BSR Holdco formed or organized in accordance with the Pre-Closing Restructuring Steps Plan will promptly be made available to AVB (and the Title Company, upon request).

4.1.14     No Brokers. Except for fees payable to BMO Capital Markets, Goldman Sachs & Co. LLC, and Scotia Capital, Inc., which are to be paid solely by the BSR Parties (excluding BSR Holdco and its subsidiaries), no real estate brokerage, commission or other similar fee is payable to any Person by such BSR Party or any of its subsidiaries in connection with the transactions contemplated hereby.

4.1.15     Title Commitment and Surveys. As of the date hereof, AVB has obtained: (a) the title commitments set forth in Schedule 4.1.15 of the Disclosure Schedule (“Commitments”) from First American Title Insurance Company (the “Title Company”), by the terms of which the Title Company agrees to issue at the Pre-Closing Restructuring Closing an owner’s policy of title insurance for the Property, insuring fee simple title to the Land to be good and indefeasible, subject only to the Permitted Exceptions; and (b) legible photocopies of all documents describing any and all Schedule B title exceptions shown on each Commitment. As of the date hereof, the most recent survey(s) of the Land and Improvements in BSR’s or its affiliates’ possession has been made available to AVB (the “Survey(s)”).

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4.1.16     No Bad Actor. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to such BSR Party or any BSR Covered Person. “BSR Covered Person” means, with respect to BSR, BSR Holdco and BSR Opco as “issuers” for purposes of Rule 506 promulgated under the Securities Act, any individual, corporation, partnership, trust, limited liability company, association or other entity listed in the first paragraph of Rule 506(d)(1) of the Securities Act.

4.1.17     Canadian Securities Law Matters.

(a)            No prospectus is required, no proceedings are required to be taken and no approvals, consents, permits or authorizations are required to be obtained under the securities laws of any province or territory of Canada in connection with the distribution of securities of BSR Holdco pursuant to the Pre-Closing Restructuring as contemplated by the Pre-Closing Restructuring Steps Plan.

(b)            The repurchase of Class B Units from Participating Unitholders pursuant to the Pre-Closing Restructuring as contemplated by the Pre-Closing Restructuring Steps Plan is not within the scope of or is otherwise exempt from the requirements of Part 2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids.

4.1.18     Accuracy. To BSR’s knowledge, all of the Documents that any BSR Party has delivered or will deliver hereunder to AVB are true, correct and complete in all material respects as of the dates and periods specified therein. BSR agrees to promptly notify AVB, in writing, of every material change or inaccuracy (of which BSR has knowledge) in the representations and warranties under this ARTICLE IV. Except as disclosed to AVB in writing or in the information provided by AVB to BSR, no BSR Party is aware of any fact, event, or circumstance reasonably likely to have a material adverse effect on the Property or any portion thereof or affect such BSR Party’s ability to perform, or cause to be performed, its obligations under this Agreement.

4.2          BSR’s Knowledge. For purposes of this Agreement, “knowledge” as used with respect to BSR shall include only the actual knowledge and belief of Daniel M. Oberste, Susan Rosenbaum, and Mike Cirillo, who the BSR Parties represent and warrant is knowledgeable as to operations and the Property and familiar with the substance of the BSR Parties’ representations and warranties as set forth in this Agreement, and shall not be deemed to imply that he, she or any BSR Party has conducted any inquiry or investigation with respect to the subject matter of any representation or warranty which is so qualified.

ARTICLE V
Representations and Warranties of AVB

5.1           AVB’s Representations. Each AVB Party represents and warrants the following to the BSR Parties and the Participating Unitholders:

5.1.1            Organization; Authority. Such AVB Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and authorized to do business in the state where the Property is located. Such AVB Party has all requisite power and authority, has taken all actions required by its organizational documents and applicable law, and has obtained all consents which are necessary to authorize or enable it to execute and deliver this Agreement, to consummate the transactions contemplated hereby, and to perform or cause to be performed all of its obligations hereunder. This Agreement constitutes and, when so executed and delivered, the other agreements and instruments delivered by such AVB Party under or in connection with this Agreement will constitute, the legal, valid, and binding obligations of such AVB Party, enforceable against such AVB Party in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

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5.1.2       Noncontravention.

(a)            Neither the execution, delivery or performance of this Agreement by such AVB Party, nor the consummation by such AVB Party of the transactions contemplated hereby, will (i) violate, conflict with, or require any consent or notice under, or require the making of any payment or redemption under, or otherwise adversely affect the rights of such AVB Party under any provision of its organizational documents or (ii) violate, conflict with, or result in a breach of (or any event that, with notice or lapse of time or both, would become a breach or violation under) any law or other restriction of any Governmental Authority to which such AVB Party subject or by which its assets or properties are bound.

(b)            The consummation of the transactions contemplated by this Agreement by such AVB Party does not require any consent or approval of or notice to any Governmental Authority, except for consents, approvals or notices the failure of which to obtain or provide would not, individually or in the aggregate, reasonably be expected to materially prevent, delay or impair the ability of such AVB Party to consummate the transactions contemplated hereby.

5.1.3       Litigation. No pending or, to the knowledge of AVB, threatened legal action, Order or proceeding exists which if determined adversely would prevent the consummation of the transactions contemplated by this Agreement or would declare illegal, invalid or non-binding any AVB Party’s obligations or covenants to the BSR Parties or the Participating Unitholders.

5.1.4       Sufficient Funds. AVB has and will have at the time of the applicable step set forth in the Pre-Closing Restructuring Steps Plan, sufficient cash, available lines of credit or other sources of available funds to enable it to loan, or cause to be loaned, the full Loan Amount. AVB has as of the date hereof full direct or indirect ownership, possession and control of the AVB Assets and will have as of immediately prior to the Closing, full direct or indirect ownership, possession and control of the AVB Assets.

5.1.5       Foreign Person. Such AVB Party is not (a) identified on the OFAC List or (b) a Prohibited Person.

5.1.6       DownREIT. AVB DownREIT was formed solely for the purposes of consummating the transactions contemplated hereby. AVB DownREIT has not had any operations since the date of its formation and will not have had any operations at any time prior to the Closing. A true, correct and complete copy of AVB DownREIT’s certificate of limited partnership has been made available to BSR.

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5.1.7       No Brokers. No real estate brokerage, commission or other similar fee is payable to any Person by the AVB Parties or any of their subsidiaries in connection with the transactions contemplated hereby.

5.1.8        No Bad Actor. No Disqualification Event is applicable to such AVB Party or any AVB Covered Person. “AVB Covered Person” means, with respect to AVB and AVB DownREIT as “issuers” for purposes of Rule 506 promulgated under the Securities Act, any individual, corporation, partnership, trust, limited liability company, association or other entity listed in the first paragraph of Rule 506(d)(1) of the Securities Act.

5.2           AVB’s Knowledge. For purposes of this Agreement, “knowledge” as used with respect to the AVB Parties shall include only the actual knowledge and belief of Patrick Gniadek, who the AVB Parties represent and warrant as familiar with the substance of the AVB Parties’ representations and warranties as set forth in this Agreement, and shall not be deemed to imply that he or any AVB Party has conducted any inquiry or investigation with respect to the subject matter of any representation or warranty which is so qualified.

ARTICLE VI
Representations and Warranties of The Participating Unitholders

6.1           Participating Unitholder Representations. Each Participating Unitholder represents and warrants, on behalf of himself, herself or itself and not for any other Participating Unitholder, the following to the AVB Parties:

6.1.1       Organization; Authority. Such Participating Unitholder (if it is an entity) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and authorized to do business in the state where the Property is located. Such Participating Unitholder has all requisite power and authority, has taken all actions required by its organizational documents (if it is an entity) and applicable law, and has obtained all consents which are necessary to authorize or enable it to execute and deliver this Agreement, to consummate the transaction contemplated hereby, and to perform or cause to be performed all of its obligations hereunder. This Agreement constitutes and, when so executed and delivered, the other agreements and instruments delivered by such Participating Unitholder under or in connection with this Agreement will constitute, the legal, valid, and binding obligations of such Participating Unitholder, enforceable against such Participating Unitholder in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

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6.1.2       Noncontravention.

(a)            Neither the execution, delivery or performance of this Agreement by such Participating Unitholder, nor the consummation by such Participating Unitholder of the transactions contemplated hereby, will (i) violate, conflict with, or require any consent or notice under, or require the making of any payment or redemption under, or otherwise adversely affect the rights of such Participating Unitholder under any provision of its organizational documents (if it is an entity) or (ii) violate, conflict with, or result in a breach of (or any event that, with notice or lapse of time or both, would become a breach or violation under) any law or other restriction of any Governmental Authority to which such Participating Unitholder subject or by which his or her assets or properties are bound.

(b)            The consummation of the transactions contemplated by this Agreement by such Participating Unitholder does not require any consent or approval of or notice to any Governmental Authority, except for consents, approvals or notices the failure of which to obtain or provide would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of such Participating Unitholder to consummate the transactions contemplated hereby.

6.1.3       Litigation. No pending or, to the knowledge of such Participating Unitholder, threatened legal action, Order or proceeding exists which if determined adversely would prevent the consummation of the transactions contemplated by this Agreement or would declare illegal, invalid or non-binding such Participating Unitholder’s obligations or covenants to the AVB Parties or the BSR Parties.

6.1.4       Accredited Investor. Such Participating Unitholder is an Accredited Investor and a resident of the United States. The Accredited Investor Documentation such Participating Unitholder has provided as contemplated by Section 1.1.1 is true, correct and complete in all respects.

6.1.5       No Other Arrangements. No Class B Units held by such Participating Unitholder is the subject of any purchase rights, pledges, liens, subscription rights, rights of first refusal, preemptive rights, conversion rights, exchange rights or other contracts or commitments that could require the sale or transfer of such Class B Units held by such Participating Unitholder to any other person. There is no voting trust, proxy, stockholders or other agreement or understanding to which such Participating Unitholder is a party, or any other agreement or understanding with respect to the registration, voting or transfer of any Class B Units held by such Participating Unitholder is subject. Such Participating Unitholder is not aware of any fact, event or circumstance reasonably likely to affect such Participating Unitholder’s ability to perform, or cause to be performed, its obligations under this Agreement.

6.1.6       Bankruptcy. Such Participating Unitholder has not filed any case, proceeding or petition, nor has any proceeding or petition been filed against such Participating Unitholder, claiming bankruptcy or insolvency or for reorganization, or for the appointment of a receiver, custodian or trustee, or for the arrangement of debts, or under any state or federal statute relating to debtor protection or insolvency, nor has such Participating Unitholder been the subject of any such action, nor has any such action been threatened in writing by or against such Participating Unitholder.

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6.1.7       Foreign Person. Such Participating Unitholder is not (a) identified on the OFAC List or (b) a Prohibited Person.

6.1.8       Investment.

(a)            Such Participating Unitholder has had access and opportunity to review all registration statements, reports and amendments thereto filed with the U.S. Securities and Exchange Commission and/or all documents filed on SEDAR+ with the Canadian Securities Administrators, as applicable, by or on behalf of each of AVB and BSR and understands the risks of, and other considerations relating to a Unit Distribution. Such Participating Unitholder, by reason of such Participating Unitholder’s business and financial experience, together with the business and financial experience of those persons, if any, retained by such Participating Unitholder to represent or advise such Participating Unitholder with respect to a Unit Distribution, has such knowledge, sophistication and experience in financial and business matters and in making investment decisions of the type contemplated by a Unit Distribution that such Participating Unitholder (1) is capable of evaluating the merits and risks of a Unit Distribution and of making an informed decision, (2) is capable of protecting such Participating Unitholder’s own interest or has engaged representatives or advisors to assist such Participating Unitholder in protecting Participating Unitholder’s interests and (3) is capable of bearing the economic risk of a Unit Distribution.

(b)            Such Participating Unitholder understands that a Unit Distribution involves substantial risks. Such Participating Unitholder has done a thorough investigation of the proposed activities of the AVB DownREIT and has been furnished with materials relating to the AVB DownREIT and its proposed activities, including the Participation Offer, the DownREIT Partnership Agreement and the exhibits, schedules and other documentation related thereto and has read and understands each of them.

(c)            Any interest in the AVB DownREIT acquired by such Participating Unitholder will be for such Participating Unitholder’s own account (or if such Participating Unitholder is a trustee, for a trust account) for investment purposes only and not with a view to, or with any intention of, a distribution or resale thereof, in whole or in part, or the grant of any participation therein.

(d)            Such Participating Unitholder understands that (1) the partnership interests of the AVB DownREIT will not be at the Closing registered under the Securities Act or any state securities laws by reason of a specific exemption or exemptions from registration under the Securities Act and applicable state securities laws and, if such interests are represented by certificates, such certificates will bear a legend to such effect, (2) such interests, therefore, cannot be resold unless registered under the Securities Act and applicable state securities laws, or unless an exemption from registration is available, (3) there is no public market for such interests and (4) no AVB Party has any obligation or intention to register such interests for resale under the Securities Act or any state securities laws or to take any action that would make available any exemption from the registration requirements of such laws, except to the extent set forth in the Registration Rights Agreement. Such Participating Unitholder understands that because of the restrictions on transfer or assignment of the interests which are set forth in the DownREIT Partnership Agreement, such Participating Unitholder may have to bear the economic risk related to the ownership of any interests in the AVB DownREIT such Participating Unitholder acquires for an indefinite period of time.

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6.1.9       Canadian Securities Law Matters. Such Participating Unitholder is not a person or company in any jurisdiction of Canada for purposes of the securities laws of any province or territory of Canada.

ARTICLE VII
Pre-Closing Covenants

7.1          Inspection and Access. AVB’s access to the Property shall be performed in accordance with and subject to the terms of that certain Site Access and Confidentiality Agreement, dated as of January 6, 2025, by and between AVB and BSR Opco (the “Access Agreement”). In the event of any inconsistency between the provisions of this Agreement and the provisions of the Access Agreement, the provisions of this Agreement shall govern and control. AVB shall have the right to conduct new or updated surveys of the Property, at AVB’s sole cost and expense.

7.2          Document Review. Within five (5) days following the date hereof, BSR Opco shall deliver to AVB (or, at BSR Opco’s election, make available for inspection at the Property) copies of any documents related to the ownership and operation of the Property in BSR Opco’s or its affiliates’ possession to the extent not previously made available or delivered to AVB, including, without limitation, (a) prior year’s operating information reflecting: (1) ad valorem taxes both real and personal, (2) annual insurance premiums for fire, extended coverage, workmen’s compensation, vandalism and malicious mischief, general liability, rents and other forms of insurance, (3) expenses incurred for water, electricity, natural gas, and other utility charges, and (4) total rents collected from Tenants; (b) previous year and year to date operating information including: (1) statement of profit and loss, (2) expiration summary report of Leases, (3) concessions summary report and (4) current delinquency report; (c) Leases and Tenants’ credit information; (d) current Rent Roll (which BSR Opco agrees to update, certify and deliver to AVB no more than two (2) days prior to the Closing); (e) all engineering, soil and environmental reports, and Property surveys; (f) title policies/commitments; (g) zoning/flood plain information, including certificates of occupancy; (h) termite certificates; (i) service contracts; (j) inventory of items leased by BSR Opco or its subsidiaries from third parties or otherwise owned by third parties; and (k) personal property inventory (collectively, “Documents”). Notwithstanding the foregoing, BSR Opco shall have no obligation to deliver to AVB any of the following confidential and proprietary materials (“Proprietary Information”): (A) information contained in BSR’s or BSR Opco’s credit reports, credit authorizations, credit or financial analyses or projections, investment analyses, account summaries or other internal documents relating to the Property, including any valuation documents and information regarding the value of the Property; (B) material which is subject to attorney-client privilege or which is attorney work product; (C) management contracts or sales contracts; (D) financial statements or information relating to BSR, BSR Opco or any of its affiliates; or (E) material which BSR or BSR Opco is legally or contractually required to maintain as confidential or which is not in BSR, BSR Opco’s or its affiliates’ possession or control. AVB acknowledges that the Documents it receives pursuant to this Section 7.2 shall be subject to the terms and conditions of that certain confidentiality agreement, by and between AVB and BSR, dated May 24, 2024.

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7.3          Assignment or Cancellation of Contracts. At least thirty (30) days prior to the Pre-Closing Restructuring Closing, AVB shall advise BSR Opco in writing of any leasing, service, supply or maintenance contracts which AVB elects for BSR Holdco or its subsidiaries to assume upon the Pre-Closing Restructuring Closing, and BSR Opco shall at no cost to any AVB Party or BSR Holdco assign such Contracts at the Pre-Closing Restructuring Closing. Except for those Contracts that AVB elects in writing for BSR Holdco or its subsidiaries to assume at the Pre-Closing Restructuring Closing, BSR Opco agrees at no cost (other than any termination fees or penalties, which shall be paid by AVB) to any AVB Party or BSR Holdco to give appropriate notices of termination of the contracts which AVB timely notifies BSR Opco it wants cancelled; provided, however, that if the notice required to terminate any such Contracts AVB does not elect for BSR Holdco to assume will not have run prior to the Pre-Closing Restructuring Closing then BSR Holdco shall assume up to thirty (30) days’ worth of any remaining rights and obligations under such Contracts at the Pre-Closing Restructuring Closing. All existing agreements for management of the Property shall be terminated at or prior to the Pre-Closing Restructuring Closing.

7.4          Title.

7.4.1       Status of Title. BSR Opco shall promptly deliver to AVB prompt notice of any fire or other casualty occurring at the Property between the date hereof and the date of Closing Date. BSR Opco shall promptly deliver to AVB notice of any actual or threatened (in writing) condemnation of all or any part of the Property.

7.4.2       Title Cure. As of the date hereof, AVB has delivered to BSR Opco objections to certain title exception and survey matters that BSR Opco has agreed to cure by taking such actions to cause the Title Company to remove such exceptions set forth on Schedule 7.4.2 of the Disclosure Schedule on the title policies issued for the Property at Closing and providing the documents and taking all actions listed in the final paragraph in Schedule 7.4.2 of the Disclosure Schedule (the “Title Objections”). BSR Opco shall exercise its reasonable best efforts to cure the Title Objections (and the Mandatory Cure Items (as defined herein)) on or before the Pre-Closing Restructuring Closing. In the event BSR Opco notifies AVB that BSR Opco, despite exercising its reasonable best efforts, is unable or unwilling to cure a Title Objection or Mandatory Cure Item, AVB may either (a) waive such Title Objection or Mandatory Cure Item or (b) deliver to BSR Opco written notice terminating this Agreement. As used in this Agreement, the term “Permitted Exceptions” shall mean all matters shown on Schedule 4.1.12(b) of the Disclosure Schedule (after giving effect to the cure by BSR Holdco of any Title Objections) or listed on an update to the Commitments to which AVB does not raise a New Objection or, having objected, AVB waives or is deemed to have waived in accordance with the provisions of this section.

7.4.3       New Title Objections. Following the date hereof, AVB may notify BSR Opco in writing of any objection to title (excluding matters that are deemed to be Permitted Exceptions) to the extent first identified on an update to the Commitments or any survey following the date hereof (a “New Objection”). In the event AVB notifies BSR Opco of any New Objection, BSR Opco shall have the right, but not the obligation, to cure such New Objection. Within three (3) business days after receipt of AVB’s notice of a New Objection (the “New Objection Cure Period”), BSR Opco shall be entitled but shall not be required to notify AVB in writing whether BSR Opco elects to attempt to cure such New Objection. Failure of BSR Opco to give such notice shall be deemed an election by BSR Opco not to cure such New Objection. If BSR Opco delivers notice to AVB prior to the expiration of the New Objection Cure Period stating that BSR Opco does not agree to cure the New Objection (or if BSR Opco is deemed to have elected not to cure the New Objection), then AVB shall have the following options: (i) to accept a conveyance of the Property subject to the Permitted Exceptions, specifically including any matter objected to by AVB as a New Objection which BSR Opco is unwilling or unable to cure (which such matter(s) shall thereafter be deemed to be a Permitted Exception and AVB shall thereafter be deemed to have waived its right to object to any such matter(s)) or (ii) to terminate this Agreement by sending written notice thereof to BSR Opco within three (3) business days after expiration of the New Objection Cure Period.

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7.4.4       Mandatory Cure Items. Notwithstanding anything contained herein to the contrary, BSR Opco shall be affirmatively obligated to pay and remove prior to the Pre-Closing Restructuring Closing, at BSR Opco’s sole cost and expense, the following (collectively, the “Mandatory Cure Items”): (a) all ad valorem taxes for years prior to the year of the Pre-Closing Restructuring Closing; (b) any liens securing repayment of any loans or financings incurred by BSR, BSR Opco or its Property Holding Subsidiaries; (c) any mechanics’ liens, judgment liens or similar liens created by or through BSR, BSR Opco or the Property Holding Subsidiaries that can be removed or discharged through the payment of a sum certain; and (d) any other involuntary liens or violations of matters of record which can be satisfied by payment of a liquidated amount not to exceed $250,000.

7.4.5       For the avoidance of doubt, (a) in no event shall the Mandatory Cure Items (i) include any matters or liens arising by, through or under AVB or AVB’s agents and contractors, (ii) be a Permitted Exception or (iii) be paid for by BSR Holdco and (b) none of the expenses or obligations pursuant to this Section 7.4 in respect of BSR Opco shall be borne by BSR Holdco. The parties acknowledge and agree the certain expenses incurred by the parties in connection with this Section 7.4 shall be apportioned in accordance with Section 3.5.

7.5          Operations.

7.5.1       From and after the date hereof and prior to the Closing, BSR Opco and its subsidiaries shall operate and maintain the Property in the ordinary course of business in substantially the same manner as BSR Opco and its subsidiaries have operated and maintained the Property during BSR Opco’s and its subsidiaries’ ownership of the same and will not commit any waste or enter into any contracts which will become the responsibility of the AVB DownREIT or any of its subsidiaries subsequent to the Closing unless such contracts are either (1) terminable without cause and without the payment of any termination penalty on not more than thirty (30) days’ prior notice or (2) consented to in writing by AVB, which consent shall not be unreasonably withheld, conditioned or delayed.

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7.5.2       From and after the date hereof and prior to the Closing, BSR Opco and its subsidiaries shall continue to maintain the Property in substantially the same condition as it exists on the date hereof. The parties agree that pending the Closing, BSR Opco shall advise and consult with AVB regarding the operation of the Property without cost to BSR Opco or its subsidiaries. Pending Closing, BSR Opco and its subsidiaries shall maintain fire and extended coverage insurance for the Property with the same coverage and in the same amounts as carried on the date of this Agreement and BSR Opco and its subsidiaries shall maintain rental and business loss insurance for the Property in commercially reasonable amounts.

7.5.3       From and after the date hereof and prior to the Closing, BSR Opco and its subsidiaries shall not (1) permit any alteration to the Property nor initiate, grant or consent to any zoning changes on or about the Property or (2) market all or part of the Property or its interest therein nor negotiate, solicit, accept, or respond to any offers (including any non-binding letter of intent or other agreement) to purchase, ground lease, mortgage, transfer, or convey the Property or any portion thereof.

7.5.4       From and after the date hereof and prior to the Closing, BSR Opco and its subsidiaries shall only enter into new Leases and/or modify any existing Leases (1) on the form of Lease then being used by BSR Opco or its subsidiaries or their property manager with respect to the Property, (2) to have a term of no longer than fifteen (15) months and no shorter than one (1) month, and (3) with concessions not to exceed two (2) weeks on a fifteen (15) month term and not prorated over the term of any Lease, or, if in excess of two (2) weeks, then only if BSR Opco bears the cost of such concession to the extent in excess of two (2) weeks in the amounts being prorated at Closing.

7.5.5       BSR Opco and its subsidiaries shall comply with all material obligations under the Leases, including, but not limited to (1) delivering all Lease renewal notices in a timely manner and shall use commercially reasonable efforts to effectuate renewals in the ordinary course of business, (2) not applying any portion of any Tenant’s security deposit against the rent owed by such Tenant with respect to any Tenant who is or may be in possession on or after the Closing Date, (3) not accepting any advance payment of more than thirty (30) days of any rent payment due under any Lease which if not applied to such Tenant’s obligations prior to the Closing, is not set forth on the Rent Roll delivered at Closing and (4) not waiving, reducing or forgiving any rent or other payment required to be paid under any Lease after the Closing Date except as expressly provided in the applicable Lease.

7.5.6       Prior to and effective as of the Pre-Closing Restructuring Closing, BSR Opco and its subsidiaries shall either (1) terminate any Lease to an employee of BSR or any of its subsidiaries or their property manager or (2) convert any such Lease to market terms. Notwithstanding any of the foregoing, BSR Opco and its subsidiaries may enter into new Leases for a period less than three (3) months (“Short Term Leases”); provided that the percentage of Short Term Leases shall not exceed ten percent (10%) of Leases signed after the date hereof at any of the real property forming the Property.

7.6          Vacant Units. Not later than five (5) business days prior to the Pre-Closing Restructuring Closing, AVB and BSR Opco shall jointly conduct a walkthrough of the Property to identify all vacant units at the Property (collectively, the “Vacant Units” and each a “Vacant Unit”) and shall mutually agree on a list of such Vacant Units. BSR Opco and its subsidiaries shall use their respective reasonable best efforts to cause, at or prior to Pre-Closing Restructuring Closing, all such Vacant Units to be in “rent ready” condition in accordance with BSR Opco’s and its subsidiaries’ current practice or the customs and standards of the current management company for the Property.

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7.7           Notices and Consents.

7.7.1       Prior to the Closing, BSR Opco shall promptly notify AVB of, and shall promptly deliver to AVB, a copy of any notice BSR Opco or any of its affiliates may receive, on or before the Closing, from any Governmental Authority, concerning (i) a violation of laws at the Property that has not been previously disclosed to AVB, (ii) any special assessments or proposed increases in the valuation of the Property, (iii) any contest with respect to taxes attributable to the Property or any Property Holding Subsidiary, or (iv) unless prohibited by applicable law, this Agreement or the transactions contemplated hereby.

7.7.2       Prior to the Closing, the BSR Opco shall give, or shall cause to be given, any required notices to third parties (including any Governmental Authority) triggered as a result of this Agreement or the transactions contemplated hereby and use, or cause to be used, reasonable best efforts to obtain any third party consents (including of any Governmental Authority) triggered as a result of this Agreement or the transactions contemplated hereby, including the Pre-Closing Restructuring.

7.8           Tax Matters.

7.8.1       AVB shall have the right to control the progress of and to make all decisions with respect to any contest of the real estate taxes and personal property taxes for the Property due and payable during the tax year in which Closing occurs (the “Closing Tax Year”) and all tax years prior to the Closing Tax Year, provided that (x) AVB shall keep BSR reasonably informed regarding the status of any contest with respect to the taxes attributable to the Closing Tax Year, and (y) to the extent that such tax contest relates to an issue that may cause a material effect on the tax liability of BSR or BSR Opco following the Closing, AVB’s control over the progress of and decisions with respect to such contest shall be subject to BSR’s prior consent, which consent shall not be unreasonably withheld, delayed or conditioned. To the extent any real estate or personal property tax refunds or credits are received after Closing with respect to the Property and such refunds or credits are attributable to real estate and personal property taxes paid for any tax year prior to the Closing Tax Year, BSR or BSR Opco shall be entitled to the entirety of such refunds and credits (except to the extent due to any past or present tenant of the Property). To the extent any such refunds or credits are attributable to real estate and personal property taxes paid during the Closing Tax Year, such amounts (except to the extent due to any past or present tenant of the Property) shall be prorated between BSR and AVB, less the actual out-of-pocket costs incurred in obtaining such refund or credit and any amounts due to any past or present tenant of the Property.

7.9          Reasonable Best Efforts. Following the date hereof, each Party shall use their respective reasonable best efforts, and cause their applicable subsidiaries (including, in the case of BSR Opco, the Property Holding Subsidiaries) to use their respective reasonable best efforts, to consummate the transactions contemplated by this Agreement. Each Party shall cooperate fully with the others and use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably possible, and in any event prior to the Outside Date, the transactions contemplated hereby.

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7.10        Accredited Investors. Following the date hereof and in connection with the Pre-Closing Restructuring, BSR Opco shall use its reasonable best efforts to collect any information necessary to determine whether each prospective Participating Unitholder is an Accredited Investor and a resident of the United States, including any documentation contemplated by section 506(c)(ii) of the Securities Act and any other documentation reasonably requested by AVB. BSR Opco shall provide to AVB, at least five (5) business days prior to the Closing, all information set forth in section 506(c)(ii) of the Securities Act that it has collected from each Participating Unitholder.

7.11        Real Estate Commissions. BSR Opco and AVB each represent and warrant to the other that no real estate brokerage, commission, or other similar fee is payable to any person or entity in connection with the transaction contemplated hereby, and each agrees to and does hereby indemnify and hold the other harmless against the payment of any real estate brokerage, commission, or other similar fee to any person or entity claiming by, through or under BSR Opco or AVB, as applicable. This indemnification shall extend to any and all claims, liabilities, costs and expenses (including reasonable attorneys’ fees and litigation costs) arising as a result of such claims and shall survive the Closing. This obligation will survive Closing or any earlier termination of this Agreement.

7.12        Condemnation. If, prior to Closing, any Governmental Authority or other entity having condemnation authority shall institute an eminent domain proceeding or take any steps preliminary thereto (including the giving of any direct or indirect notice of intent to institute such proceedings) with regard to any portion of the Land or Improvements, and the same is not dismissed prior to Closing, AVB shall be entitled, as its sole remedy, to terminate this Agreement upon written notice to BSR Opco on the Closing Date. In the event AVB does not terminate this Agreement by delivering to BSR Opco a written notice of same pursuant to the preceding sentence within ten (10) days of receipt of notice thereof by BSR Opco (the Closing Date deemed extended during the pendency of such period), AVB shall be conclusively deemed to have elected to accept such condemnation and waives any right to terminate this Agreement as a result thereof. If AVB waives (or is deemed to have waived) the right to terminate this Agreement as a result of such a condemnation, despite such condemnation, BSR Opco shall (or shall cause the applicable Property Holding Subsidiary to) assign to BSR Holdco’s applicable subsidiary at Closing all of BSR Opco’s (or such Property Holding Subsidiary’s) right, title and interest in and to all proceeds resulting or to result from said condemnation, and AVB shall have the right to control any negotiations related to said condemnation.

7.13        Risk of Loss.

7.13.1     Until Closing, BSR Opco shall bear the risk of loss should there be damage to any of the Improvements by fire or other casualty (collectively, “Casualty”). If, prior to the Closing, any of the Improvements shall sustain material damage by a Casualty, BSR Opco shall deliver to AVB written notice (“Casualty Loss Notice”) of such Casualty after it has made its determination regarding termination provided for in Section 7.13.2.

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7.13.2     Material Loss. For the purposes of this section, “Material Damage” shall mean damage (i) to any portion of the Improvements to the extent that the cost of restoring the same to their condition prior to the Casualty will equal or exceed $5,000,000 (individually with respect to an Improvement) or $10,000,000 in the aggregate. If any portion of the Improvements sustain Material Damage by a Casualty, AVB may, at its sole option, within ten (10) days after delivery of the Casualty Loss Notice either (a) terminate this Agreement by delivering written notice of same to BSR Opco, or (b) waive its right of termination and proceed to close this transaction in accordance with the terms hereof (“Waiver Option”). Failure of AVB to deliver written notice of termination within said 10-day period shall be conclusively deemed to be an election by AVB of the Waiver Option.

7.13.3     If AVB elects the Waiver Option, then at the option of AVB, BSR Opco shall (or shall cause the applicable Property Holding Subsidiary to) either (a) restore the Improvements to their condition prior to such damage and the Closing shall be extended to allow time for restoration, or (b) assign all of its rights in the resulting casualty insurance proceeds (less any repair and restoration costs and expenses incurred by BSR Opco (or such Property Holding Subsidiary)) and a pro rata share of the rental or business loss proceeds, if any to BSR Holdco; provided such insurance proceeds are adequate to restore the Improvements to their condition prior to such damage. In the event BSR Opco (or the applicable Property Holding Subsidiary) elects to assign insurance proceeds, (i) AVB may notify all appropriate insurance companies of its interest in the insurance proceeds and (ii) all casualty insurance proceeds payable as a result of the loss and AVB’s pro rata share of any rental or business loss proceeds shall be assigned to BSR Holdco at Closing.

7.13.4     Nonmaterial Loss. In the event the cost of restoration following a Casualty is less than the threshold for Material Damage, the rights and obligations of the Parties shall not be affected thereby, except that the cost of restoration shall be credited to AVB DownREIT at Closing in the Settlement Statements.

7.14        Exclusivity. From the date hereof until the earlier to occur of (a) termination of this Agreement pursuant to the terms and conditions hereof and (b) the Closing, each BSR Party shall not, and shall cause its respective affiliates and its and their respective representatives not to, directly or indirectly: (i) solicit, initiate, consider, knowingly encourage, respond to or accept the submission of any proposal, inquiry or offer from any third party (other than any AVB Party, its affiliates or its or their respective representatives) relating to the acquisition (whether by merger, purchase of stock, purchase of assets or otherwise) of all or a significant portion of the Property or (ii) initiate, engage in or participate in any discussions or negotiations regarding, otherwise facilitate (including by providing access to the books, records, assets, business or personnel of BSR or its subsidiaries) or assist or participate in any effort or attempt by any third party (other than any AVB Party, its affiliates or its or their respective representatives) to do or seek any of the foregoing. Each BSR Party shall, and shall cause its respective affiliates and its and their respective representatives to, immediately cease and suspend any existing activities, discussions or negotiations with respect to the sale of all or a significant portion of the Property with any third party (other than any AVB Party, its affiliates or its or their respective representatives) and to request that all confidential information previously furnished to any such third party in connection therewith be returned or destroyed promptly.

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7.15        Transfers and Encumbrances. From the date of election to participate until the earlier to occur of (a) termination of this Agreement pursuant to the terms and conditions hereof and (b) the Closing, no Participating Unitholder shall, directly or indirectly: (i) transfer, pledge, hypothecate, assign, encumber or otherwise dispose of any Class B Units in respect of which such Participating Unitholder has elected to participate in the Participation Offer or (ii) enter into any contracts or commitments of any kind that could require the sale or transfer of, or otherwise create any pledge, lien or encumbrance of any kind with respect to, such Class B Units.

ARTICLE VIII
Other Covenants

8.1           Websites. For a period of ninety (90) days after the Closing, BSR Opco shall use its reasonable best efforts to cause any internet searches for the domain names used exclusively in connection with BSR and its subsidiaries’ operation of the Property to be redirected to a domain name of AVB’s choosing, which redirected domain name AVB shall deliver to BSR Opco in writing no less than five (5) business days prior to the Closing.

8.2           Publicity. AVB and BSR shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements (including by way of statements made in a filing with or submission to any securities regulatory authority or stock exchange) with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the other party’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), except (a) as such party may reasonably conclude may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice or consultation as is feasible) or (b) such public statements principally directed to employees, suppliers, customers, partners or vendors that reconvey previous press releases or public statements issued in accordance with this Agreement.

8.3           Further Assurances; Wrong Pockets. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties hereto shall take such further action (including the execution and delivery of such further instruments and documents) as the other parties reasonably may request, at the sole cost and expense of the requesting Party. If, following the Closing, it is discovered that BSR Opco or any of its subsidiaries or affiliates (excluding, for greater certainty, BSR Holdco and its subsidiaries) owns any of the Property, BSR Opco shall transfer, or cause to be transferred, such incorrectly retained Property for no additional consideration to AVB DownREIT pursuant to transfer documentation reasonably acceptable to AVB.

8.4           Post-Closing Record Retention and Access. For a period of six (6) years following the Closing, subject to the Access Agreement to the extent applicable, BSR Opco shall provide AVB, AVB DownREIT and their authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to any books and records and other materials in the possession of BSR Opco or any of its subsidiaries in connection with defending any litigation (other than any litigation in which AVB or any of its subsidiaries, including AVB DownREIT, are adverse to BSR Opco or any of its subsidiaries) or the preparation of financial statements for periods ending on or prior to the Closing Date.

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8.5           Insurance Matters. At the Closing, BSR Opco shall ensure that all cash of BSR Opco and its subsidiaries representing insurance proceeds is retained or held by BSR Holdco. From the date hereof through the Closing or the earlier termination of this Agreement, no insurance proceeds recovered by or on behalf of BSR Holdco in respect of the Property shall be transferred to any Person, except to the extent required to satisfy any damage or other liability for which such insurance proceeds were recovered.

8.6           Resignations. At the Closing, if requested by AVB not less than three (3) business days prior to the Closing Date, BSR Opco shall deliver or cause to be delivered the duly executed resignation in form and substance reasonably satisfactory to AVB (effective as of the Closing) of the directors, managers and officers of BSR Holdco and its subsidiaries.

8.7           Tax Appeals. The BSR Parties shall (a) not initiate any new tax-related proceedings pertaining to the Property or any portion thereof following the date hereof without the prior written consent of AVB, provided, however, BSR Opco may (i) meet with governmental officials in connection with the current contest of taxes and/or reassessments governing or affecting the BSR Parties’ obligations, (ii) continue to prosecute the litigation referenced on Schedule 4.1.10 of the Disclosure Schedule and, (iii) at the BSR Parties’ (excluding BSR Holdco and its subsidiaries) sole expense, attempt to obtain a refund for any taxes previously paid or owed by the BSR Parties, provided further that BSR Opco shall reimburse the AVB DownREIT for any prorations paid by the AVB Parties which are subject to such refunds after deducting the prorated portion of all costs associated with any such litigation; (b) retain all rights with respect to any refund of taxes applicable to any period prior to Closing; and (c) control such litigation and may accept or settle at any amount less than the current assessed value for the taxes as determined by BSR Opco and agreed to by AVB in its reasonable discretion, provided, however, that AVB shall retain approval rights over any portion of such settlement that would (1) impose any liability or obligation upon the Property (or owner thereof) that does not otherwise expressly exist as of the date hereof or (2) be applicable to a tax period subsequent to the current tax year.

ARTICLE IX
Closing Conditions

9.1            Conditions to Obligations of AVB Parties, BSR Parties and the Participating Unitholders to Close. The respective obligations of the AVB Parties, BSR Parties and the Participating Unitholders to effect the Closing are subject to the satisfaction or (to the extent permitted by law) waiver in writing by AVB, BSR Opco and John S. Bailey (in each such Party’s sole discretion, with BSR Opco acting on behalf of the BSR Parties, John S. Bailey acting on behalf of the Participating Unitholders, and AVB acting on behalf of the AVB Parties) at or prior to the Closing of the following conditions:

9.1.1       No Injunction or Restraints. No order, writ, injunction or decree (collectively, “Order”) shall have been entered and be in effect by any court of competent jurisdiction or any Governmental Authority, and no laws, ordinances, rules or regulations of any Governmental Authority shall have been promulgated or enacted and be in effect, that restrains, enjoins or makes illegal the transactions contemplated hereby or the current use of the Property; and

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9.1.2       Minimum Participation Threshold. Participating Unitholders who are not “related parties” of BSR within the meaning of such definition in MI 61-101 shall be Party to this Agreement pursuant to ARTICLE I with respect to at least such number of Class B Units such that the transactions contemplated hereby are exempt pursuant to Sections 5.5(a) and 5.7(1)(a) of MI 61-101 from the minority approval and formal valuation requirements of MI 61-101 in accordance with such exemptions (the “Minimum Participation Threshold”).

9.2           Additional Conditions to Obligations of the AVB Parties. The obligation of AVB Parties to effect the Closing is subject to the satisfaction (or waiver by AVB, in AVB’s sole discretion) at or prior to the Closing of the following additional conditions:

9.2.1       Representations and Warranties of the BSR Parties. (a) The representations and warranties of the BSR Parties contained in ARTICLE IV (other than those contained in Section 4.1.1 (Organization; Authority), Section 4.1.14 (No Brokers) and Section 4.1.16 (No Bad Actor)) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (or in the case of such representations and warranties that are made as of a specific date, as of such date) and (b) the representations and warranties of the BSR Parties set forth in Section 4.1.1 (Organization; Authority), Section 4.1.14 (No Brokers) and Section 4.1.16 (No Bad Actor) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (or in the case of such representations and warranties that are made as of a specific date, as of such date);

9.2.2       Performance of Obligations of BSR Parties. The covenants and agreements of BSR Parties to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects;

9.2.3       Pre-Closing Restructuring. The Pre-Closing Restructuring transactions shall have been completed in accordance with this Agreement, and the Pre-Closing Restructuring Closing shall have occurred;

9.2.4       Representations and Warranties of the Participating Unitholders. (a) The representations and warranties of each Participating Unitholder contained in ARTICLE VI (other than those contained in Section 6.1.1 (Organization; Authority) and Section 6.1.5 (No Other Arrangements)) shall be true and correct in all material respects as of the date of such Participating Unitholder’s entry into this Agreement and as of the Closing Date as if made on and as of the Closing Date and (b) the representations and warranties of such Participating Unitholder set forth in Section 6.1.1 (Organization; Authority) and Section 6.1.5 (No Other Arrangements) shall be true and correct in all respects as of the date of such Participating Unitholder’s entry into this Agreement and as of the Closing Date as if made on and as of the Closing Date (or in the case of such representations and warranties that are made as of a specific date, as of such date);

9.2.5       Performance of Obligations of the Participating Unitholders. The covenants and agreements of such Participating Unitholder to be performed on or before the Closing Date in accordance with this Agreement shall have been performed by such Participating Unitholder in all material respects;

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9.2.6       BSR Closing Certificate. AVB shall have received a certificate, dated as of the Closing Date and signed on behalf of the BSR Parties (excluding BSR Holdco) by an authorized officer of the BSR Parties, stating that the conditions specified in Sections 9.2.1, 9.2.2, 9.2.3, and 9.2.5 have been satisfied;

9.2.7       Participating Unitholder Closing Certificate. AVB shall have received a certificate, dated as of the Closing Date and signed on by John S. Bailey (on behalf of the Participating Unitholders), stating that the conditions specified in Sections 9.2.4 and 9.2.5 have been satisfied.

9.2.8       Deliverables. AVB shall have received from each of BSR Opco and the Participating Unitholders the deliverables to be delivered by each of them pursuant to Sections 3.3 and 3.4; and

9.2.9       Substituting Participating Unitholders. Notwithstanding anything else in this Agreement, the AVB Parties agree that the BSR Parties and the Participating Unitholders shall be entitled to address any failure by a Participating Unitholder to satisfy a condition precedent in this ARTICLE IX by substituting the Class B Units held by such Participating Unitholder for Class B Units held by another Participating Unitholder (or Participating Unitholders), so long as the Minimum Participation Threshold is satisfied following such substitution.

9.3            Additional Conditions to Obligations of the BSR Parties and the Participating Unitholders. The obligation of the BSR Parties and the Participating Unitholders to effect the Closing is subject to the satisfaction (or waiver by BSR Opco (on behalf of the BSR Parties) and John S. Bailey (on behalf of the Participating Unitholders), in each of BSR Opco’s and John S. Bailey’s sole discretion) at or prior to the Closing of the following additional conditions:

9.3.1       Representations and Warranties of the AVB Parties. (a) The representations and warranties of the AVB Parties contained in ARTICLE V (other than those contained in Section 5.1.1 (Organization; Authority), Section 5.1.7 (No Brokers) and Section 5.1.8 (No Bad Actor)) shall be true and correct in all material respects as of the Closing Date, as if such representations and warranties were made as of the Closing Date (or in the case of such representations and warranties that are made as of a specific date, as of such date) and (b) the representations and warranties of the AVB Parties set forth in Section 5.1.1 (Organization; Authority), Section 5.1.7 (No Brokers) and Section 5.1.8 (No Bad Actor) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (or in the case of such representations and warranties that are made as of a specific date, as of such date);

9.3.2       Performance of Obligations of AVB Parties. The covenants and agreements of the AVB Parties to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects;

9.3.3       Closing Certificate. BSR Opco shall have received a certificate, dated as of the Closing Date and signed on behalf of AVB Parties by an authorized officer of the AVB Parties, stating that the conditions specified in Section 9.3.1 and Section 9.3.2 have been satisfied; and

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9.3.4       Deliverables. BSR Opco and the Participating Unitholders shall have received from AVB the deliverables to be delivered by it pursuant to Section 3.2, and BSR Opco shall have received from the applicable Participating Unitholders the deliverables to be delivered to it pursuant to Section 3.4.4.

ARTICLE X
Termination

10.1         Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Contribution Transactions and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

10.1.1     by AVB, pursuant to Sections 7.4.2 (Title Cure), 7.4.3, (New Title Objections), 7.12 (Condemnation) or 7.13.2 (Material Loss);

10.1.2     by mutual written consent of AVB and BSR Opco;

10.1.3     by BSR Opco, if either (a) any of the AVB Parties’ representations and warranties contained in ARTICLE V of this Agreement shall fail to be true and correct or the AVB Parties shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Section 9.3.1 or Section 9.3.2 and such failure or breach is incapable of being cured or, if curable, has not been cured by the earlier of (i) the date that is thirty (30) days after the date that BSR Opco has notified AVB (or AVB has notified BSR Opco) in writing of such failure or breach and (ii) the Outside Date; provided that the BSR Parties and the Participating Unitholders are not then in breach of any of their respective representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Sections 9.2.1, 9.2.2, 9.2.4 or 9.2.5 would fail to be satisfied; or (b) (i) the conditions in Section 9.1 and Section 9.2 have been satisfied or waived by AVB at the time the Closing Date is required to have occurred pursuant to Section 3.1 (other than those conditions that are to be satisfied by action taken at the Closing, provided that such conditions would be satisfied at the Closing if the Closing were to take place on the date of the notice delivered in subparagraph (ii) of this Section 10.1.3(b)), (ii) the conditions in Section 9.3 have been satisfied or waived by BSR Opco and the Participating Unitholders (other than those conditions that are to be satisfied by action taken at the Closing, provided that such conditions would be satisfied at the Closing if the Closing were to take place on the date of the notice delivered in this subparagraph (ii) of this Section 10.1.3(b)) and BSR Opco and John S. Bailey (in his capacity as representative of the Participating Unitholders) have delivered irrevocable written notice to AVB to such effect and that BSR Opco and the Participating Unitholders stand ready, willing and able to consummate the Closing, and (iii) the AVB Parties fail to consummate the Closing in accordance with Section 3.1 by the later of two (2) business days following such notice and the time the Closing Date is required to have occurred pursuant to Section 3.1;

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10.1.4     by AVB, if either (a) any of the BSR Parties’ or Participating Unitholders’ representations and warranties contained in ARTICLE IV of this Agreement shall fail to be true and correct or the BSR Parties or the Participating Unitholders shall have breached or failed to perform any of their respective covenants or other agreements contained in this Agreement, and such failure or breach would give rise to the failure of a condition set forth in Sections 9.2.1, 9.2.2, 9.2.4 or 9.2.5 and such failure or breach is incapable of being cured or, if curable, has not been cured by the earlier of (i) the date that is thirty (30) days after the date that AVB has notified BSR Opco (or BSR Opco has notified AVB) in writing of such failure or breach and (ii) the Outside Date; provided that the AVB Parties are not then in breach of any of their respective representations, warranties, covenants or agreements contained in this Agreement such that the conditions set forth in Section 9.3.1 or Section 9.3.2 would fail to be satisfied; provided, however, that the AVB Parties agree that the BSR Parties and the Participating Unitholders shall be entitled to address any breach by a Participating Unitholder by substituting the Class B Units held by such Participating Unitholder for Class B Units held by another Participating Unitholder (or Participating Unitholders), so long as the Minimum Participation Threshold is satisfied following such substitution or (b) (i) the conditions in Section 9.1 and Section 9.3 have been satisfied or waived by BSR Opco and John S. Bailey (in his capacity as representative of the Participating Unitholders) at the time the Closing Date is required to have occurred pursuant to Section 3.1 (other than those conditions that are to be satisfied by action taken at the Closing, provided that such conditions would be satisfied at the Closing if the Closing were to take place on the date of the notice delivered in subparagraph (ii) of this Section 10.1.4(b)), (ii) the conditions in Section 9.2 have been satisfied or waived by AVB (other than those conditions that are to be satisfied by action taken at the Closing, provided that such conditions would be satisfied at the Closing if the Closing were to take place on the date of the notice delivered in this subparagraph (ii) of this Section 10.1.4(b)) and AVB has delivered irrevocable written notice to BSR Opco and John S. Bailey to such effect and that AVB stands ready, willing and able to consummate the Closing, and (iii) the BSR Parties or Participating Unitholders fail to consummate the Closing in accordance with Section 3.1 by the later of two (2) business days following such notice and the time the Closing Date is required to have occurred pursuant to Section 3.1.

10.1.5     by BSR Opco or AVB, if the Closing shall not have occurred on or prior to May 30, 2025 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 10.1.5 shall not be available to (i) any Party whose failure to perform any covenant or obligation under this Agreement in any material respect has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (ii) any Party during the pendency of any proceeding brought by the other Party for specific performance of this Agreement;

10.1.6     by BSR Opco or AVB, if after the date of this Agreement there shall be any Order entered and in effect by any court of competent jurisdiction or any authority that restrains, enjoins or makes illegal the transactions contemplated hereby or the current use of the Property or makes the Closing illegal and such Order shall have become final and nonappealable, provided, that the Party seeking to terminate this Agreement pursuant to this Section 10.1.6 shall (i) not be entitled to terminate this Agreement pursuant to this Section 10.1.6 if such Order has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or other agreements under this Agreement and (ii) have materially complied with its obligations under this Agreement to obtain necessary consents from the Governmental Authority, or to prevent the entry of such Order, to the extent required by Section 7.7; or

10.1.7     by AVB for any other reason at any time in its sole discretion.

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10.2         Effect of Termination. If this Agreement is terminated and the Contribution Transaction and the other transactions contemplated by this Agreement are abandoned pursuant to Section 10.1, this Agreement shall become null and void and of no further force and effect, except that the provisions of Section 7.11, this ARTICLE X, Section 11.1.3 and ARTICLE XII (and the applicable defined terms used in such Sections or Articles) will survive the termination hereof.

10.3         Notice of Termination. In the event of termination by a Party pursuant to Section 10.1, written notice of such termination shall be given by such terminating Party to the other Parties to this Agreement in accordance with Section 12.1.

10.4         Remedies for Termination.

10.4.1     BSR Termination Fee. If (a) AVB terminates this Agreement pursuant to Section 10.1.4 or (b) either AVB or BSR Opco terminates this Agreement pursuant to (x) Section 10.1.5 and the failure of the Closing to occur by the Outside Date is due to a REIT Matter or (y) Section 10.1.6 and the applicable Order is in respect of a REIT Matter, then BSR Opco shall pay to AVB (or its designated affiliate), as liquidated damages to compensate AVB for expenses it has incurred, the amount of $7,500,000 (the “BSR Termination Fee”) free and clear of, and without withholding or deduction for, taxes unless such withholding or deduction is required by applicable law. Any fee due pursuant to the foregoing sentence shall be paid by BSR Opco via wire transfer of immediately available funds to the account of AVB (or its designated affiliate) specified in writing by AVB within two (2) business days after such termination. If BSR Opco fails to promptly pay the BSR Termination Fee when due, BSR Opco shall reimburse AVB for all reasonable and documented costs and expenses (including reasonable fees and reasonable disbursements of counsel) incurred in connection with the collection of such amounts and the enforcement by AVB of its rights under this Section 10.4.1. In no event shall the BSR Termination Fee be paid more than once. Notwithstanding anything to the contrary in this Agreement, in a circumstance in which there is a valid termination of this Agreement pursuant to Section 10.1, the BSR Termination Fee (to the extent payable pursuant to this Section 10.4.1) shall be the sole and exclusive remedy of the AVB Parties and their affiliates and representatives against the BSR Parties, the Participating Unitholders and their respective affiliates and representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such BSR Termination Fee, none of the BSR Parties, the Participating Unitholders or any of their respective affiliates or representatives shall have any further liability or obligation to the AVB Parties relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable law or otherwise, provided that nothing in this Section 10.4.1 shall be deemed to release any BSR Party or Participating Unitholder from any liability for fraud or willful and material breach by such Party of the terms and provisions of this Agreement. For purposes of this Agreement, a “REIT Matter” means the occurrence of any of the following prior to or at the termination of this Agreement that remains in effect as of the earlier of the Outside Date and the termination of this Agreement (i) a failure to satisfy the Minimum Participation Threshold, (ii) any litigation brought by any equityholder of BSR or BSR Opco relating to the transactions contemplated hereby, (iii) any cease trade or other Order from any securities regulatory authority or the Toronto Stock Exchange, (iv) any Order from a Governmental Authority requiring approval by equityholders of BSR or BSR Opco to consummate the transactions contemplated hereby which approval is not obtained by the Outside Date, (v) any additional action taken or approval sought by BSR or BSR Opco that is not satisfied by the Outside Date, or (vi) any other Order from a Governmental Authority relating to any of the items set forth in items (i) through (v) of this definition that otherwise prohibits, prevents or delays the Closing from occurring by the Outside Date. Without limiting the other terms of this Agreement, if AVB terminates this Agreement pursuant to Section 10.1.4 and the termination is due to a Participating Unitholder’s representations and warranties contained in ARTICLE VI of this Agreement failing to be true and correct or a Participating Unitholder having breached or failed to perform any of its respective covenants or other agreements contained in this Agreement, such Participating Unitholder(s) shall be liable to BSR Opco for the full amount of the BSR Termination Fee paid by BSR Opco to AVB under this Section 10.4.1.

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10.4.2     AVB Termination Fee. If (a) BSR Opco terminates this Agreement pursuant to Section 10.1.3 or (b) AVB terminates this Agreement pursuant to Section 10.1.7, then AVB shall pay to BSR Opco (or its designated affiliate), as liquidated damages, the amount of $15,000,000 (the “AVB Termination Fee”) free and clear of, and without withholding or deduction for, taxes unless such withholding or deduction is required by applicable law. Any fee due pursuant to the foregoing sentence shall be paid by AVB via wire transfer of immediately available funds to the account of BSR Opco (or its designated affiliate) specified in writing by BSR Opco within two (2) business days after such termination. If AVB fails to promptly pay the AVB Termination Fee when due, AVB shall reimburse BSR Opco for all reasonable and documented costs and expenses (including reasonable fees and reasonable disbursements of counsel) incurred in connection with the collection of such amounts and the enforcement by BSR Opco of its rights under this Section 10.4.2. In no event shall the AVB Termination Fee be paid more than once. Notwithstanding anything to the contrary in this Agreement, the valid termination of this Agreement pursuant to Section 10.1 and (to the extent payable pursuant to this Section 10.4.2) the AVB Termination Fee shall be the sole and exclusive remedy of the BSR Parties, the Participating Unitholders and their affiliates and representatives against the AVB Parties and their affiliates and representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and (if the AVB Termination Fee is payable pursuant to this Section 10.4.2, upon payment of such AVB Termination Fee) neither the AVB Parties nor any of their affiliates or representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable law or otherwise.

ARTICLE XI
Survival

11.1         Survival.

11.1.1     The representations and warranties of the BSR Parties (excluding BSR Holdco) provided in ARTICLE IV, of the AVB Parties provided in ARTICLE V and of the Participating Unitholders provided in ARTICLE VI shall survive the Closing for a period of one hundred eighty (180) days following the Closing; provided that the representations and warranties provided in Sections 4.1.1, 4.1.14, 4.1.16, 5.1.1, 5.1.7, 5.1.8, 6.1.1, and 6.1.5 (collectively, the “Fundamental Representations”) shall survive until the expiration of the applicable statute of limitations. Except as set forth in the foregoing sentence, none of the covenants or other agreements contained in this Agreement shall survive the Closing, other than those which by their terms contemplate performance after the Closing, which such surviving covenants and agreements shall survive the Closing for the period contemplated by their terms.

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11.1.2     Each of BSR Opco and AVB shall have the right to bring an action against the other on the breach of a surviving representation or warranty hereunder, but only on the following conditions: (a) the Party bringing the action for breach first learns of the breach after Closing and gives written notice of such breach to the other Party and files such action before the end of the applicable survival period for such representation or warranty, and (b) neither Party shall have the right to bring a cause of action for a breach of a representation or warranty unless the damage to such Party on account of such breach (individually or when combined with damages from other breaches) equals or exceeds $25,000.00 and (c) any claims as to a real property asset shall be limited, in the aggregate, to an amount not to exceed $1,000,000 as to that real property asset (“Recourse Cap”) in the aggregate; provided that the limit set forth in the foregoing clause (c) shall not apply in the event of fraud or willful misconduct by a Party. Neither Party shall have any liability after Closing for the breach of a representation or warranty hereunder of which the other Party had actual knowledge as of Closing. Throughout the applicable survival period, and for so long thereafter as any legal proceeding filed by any AVB Party against any BSR Party (and described in a written notice delivered by AVB to BSR Opco) prior to the expiration of the applicable survival period remains pending, BSR covenants and agrees to maintain its and BSR Opco’s legal existence and a net worth of each of not less than the Recourse Cap.

11.1.3     BSR Opco agrees to and does hereby indemnify and hold harmless AVB and its affiliates (including BSR Holdco after the Closing) against any claims, losses, liabilities, damages, deficiencies, taxes, costs, interest, awards, judgments, settlements, penalties and reasonable and documented expenses, including reasonable attorneys’, consultants’, experts’ and other professionals’ fees and expenses incurred by AVB or its affiliates (including BSR Holdco after the Closing) arising out of any actions, complaints, proceedings or allegations brought within the later of two (2) years from (x) the date hereof and (y) the Closing by or on behalf of any equityholder of BSR or BSR Opco as of the date of this Agreement (excluding any Participating Unitholder) in connection with the negotiation and entry into this Agreement or the consummation of the transactions contemplated hereby, in any event up to no more than the Unitholder Contribution Value in the aggregate. AVB shall promptly give BSR Opco written notice of any claim under this Section 11.1.3. The notice must specify, in reasonable detail, the identity of the person making the claim and, to the extent known, the nature of the damages and the estimated amount needed to investigate, defend, remedy or address the claim. Upon receiving notice of a claim, BSR Opco may participate in the investigation and defense of the claim and may also elect to assume defense of the claim by giving written notice to AVB within thirty (30) days of having received notice of the claim. Each party shall cooperate reasonably with each other in the defense of any claim and will, at their own expense, provide all relevant documents, witnesses, and other assistance within its possession or control upon the reasonable request of the other. Neither party shall take any action that could materially interfere with, jeopardize, or adversely affect any defense under this Section 11.1.3. Neither party shall settle any claim under this Section 11.1.3 without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed by such party, unless such settlement involves an admission of wrongdoing or any non-monetary penalty on the part of such party, in which case such consent may be withheld by such party in its discretion).

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11.1.4     No Participating Unitholder shall have any right to bring any action against any AVB Party, any BSR Party or their affiliates under this ARTICLE XI.

ARTICLE XII
Miscellaneous

12.1         Notices. All notices, requests, permissions, waivers or other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered by hand or sent by postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand, or electronic mail (which is confirmed), or if mailed, three (3) business days after mailing (one (1) business day in the case of express mail or overnight courier service) to the parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

To AVB or AVB DownREIT:

AvalonBay Communities, Inc.

4040 Wilson Blvd., Suite 1000

Arlington, Virginia 22203

Attention: Patrick Gniadek, SVP-Investments

    Edward Schulman, EVP-General Counsel

Email:         [Redacted – personal information]

                      [Redacted – personal information]

With copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attn:            Adam O. Emmerich

     Steven R. Green

Email:          AOEmmerich@wlrk.com

     SRGreen@wlrk.com

To BSR or BSR Opco:

BSR Trust, LLC

1400 W. Markham Suite 202

Little Rock, AR 72201

Attention: Daniel M Oberste and Jane Marshall

Email: [Redacted – personal information] / [Redacted – personal information]

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With copy (which shall not constitute notice) to:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Attention:   Brad Ross and Tara Hunt

Email:          bross@goodmans.ca / thunt@goodmans.ca

To any of the Supporting Unitholders:

John S. Bailey
1400 W. Markham, Suite 202
Little Rock, AR 72201

Attention:   John S. Bailey
Email:           [Redacted – personal information]

With copy (which shall not constitute notice) to:

Mitchell, Williams, Selig, Gates, & Woodyard, P.L.L.C.
425 West Capitol Avenue, Suite 1800
Little Rock, AR 72201-3525

Attention:   Harry Hamlin and Nikki Lovell
Email:           hhamlin@mwlaw.com / nlovell@mwlaw.com

12.2            Governing Law; Venue; Waiver of Jury Trial.

12.2.1     This Agreement shall be governed and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof). For the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby, each Party hereby irrevocably and unconditionally agrees that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Court of Chancery of the State of Delaware, and not in any other state or federal court in the United States of America. Each Party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Court of Chancery of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each Party hereto further irrevocably consents to the service of process out of the Court of Chancery of the State of Delaware in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such Party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that the foregoing shall not affect the right of any Party to serve legal process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section 12.2.1 shall not constitute a general consent to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 12.2.1. The parties hereto agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

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12.2.2     EACH OF THE PARTIES HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION 12.2.2 HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

12.3         Interpretation; Absence of Presumption. It is understood and agreed that the specification of any dollar amount in the representations and warranties or covenants and agreements contained in this Agreement or the inclusion of any specific item in the Exhibits or Schedules hereto is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Exhibits or Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included or not included in the Schedules or Exhibits is or is not material for purposes of this Agreement. Nothing herein (including the Exhibits or Schedules hereto) shall be deemed an admission by any Party or its affiliates, in any proceeding, that such Party or such affiliate, or any third-party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any contract or any law. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, Exhibit, clause and Schedule are references to the Articles, Sections, paragraphs, Exhibits, clauses and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto and the words “date hereof” refer to the date of this Agreement; (d) references to “dollars” or “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement and other executed or delivered in connection herewith shall mean “including, without limitation,” unless otherwise specified and the word “extent” in the phrase “to the extent” when used in this Agreement or other documents executed or delivered in connection herewith shall mean the degree to which a subject or other thing extends, and shall not simply mean “if”; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the headings contained in this Agreement or other documents executed or delivered in connection herewith are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or other documents executed or delivered in connection herewith; (j) AVB, BSR Opco and the Supporting Unitholders have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or burdening any Party by virtue of the authorship of any of the provisions in this Agreement; (k) a reference to any Person includes such Person’s successors and permitted assigns; (l) any reference to “days” means calendar days unless business days are expressly specified; (m) any reference to “business days” means any day except a Saturday, a Sunday or other day on which banking institutions in New York, New York or Toronto, Ontario are authorized or required by law to be closed; (n) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a business, the period shall end on the next succeeding business day; (o) any law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any law shall be deemed to refer to such law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date; (p) any reference herein to “disclosed,” “delivered,” “provided,” “supplied” or “made available” to AVB or BSR Opco means, with respect to any document or information, that the same has been made available to AVB or BSR Opco at least thirty-six (36) hours prior to the execution of this Agreement (to the extent such delivery is contemplated to occur at or prior to the execution of this Agreement) by means of the virtual data room hosted by AVB or BSR Opco or via the physical or electronic delivery of documents; (q) to the extent that this Agreement requires an affiliate or subsidiary of any Party to take or omit to take any action, such covenant or agreement includes the obligation of such Party to cause such affiliate or subsidiary to take or omit to take such action; (r) the use of “transactions contemplated hereby” or words of similar import include, without limitation, those transactions contemplated by or in connection with the Pre-Closing Restructuring; and (s) unless stated otherwise, references to any “BSR Party and/or its subsidiaries” or similar phrases include the Property Holding Subsidiaries and, for all times prior to the Pre-Closing Restructuring Closing, BSR Holdco and its subsidiaries.

12.4         Entire Agreement. This Agreement (including the Exhibits and Disclosure Schedule, each of which are fully incorporated by reference herein), constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof and thereof.

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12.5         Counterparts. This Agreement may be executed in two or more identical counterparts (including by facsimile or electronic transmission), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile, electronic transmission or otherwise) to the other parties.

12.6         Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or transferred, in whole or in part, by operation of law or otherwise, by any Party hereto without the prior written consent of the other parties, and any such assignment or transfer without consent shall be null and void ab initio. Subject to the preceding sentence, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the Parties.

12.7         Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

12.8         No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, except as set forth in Section 11.1.3, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement, and no Person that is not a Party to this Agreement (including any partner, member, stockholder, director, officer, employee or other beneficial owner of any Party, in its own capacity as such or in bringing a derivative action on behalf of a Party) shall have any standing as a third-party beneficiary with respect to this Agreement or the transactions contemplated hereby.

12.9         Specific Performance. Subject to Section 10.4, the Parties hereto acknowledge and agree that (a) irreparable damage to the AVB Parties would occur in the event of any breach or threatened breach by the BSR Parties or the Participating Unitholders of this Agreement, (b) monetary damages, even if available, would not be an adequate remedy, (c) the AVB Parties shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to seek a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (d) the AVB Parties shall not be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related action or proceeding and each BSR Party and Participating Unitholder irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security or collateral. For clarity, in no circumstances shall the AVB Parties be entitled to receive both specific performance pursuant to this Section 12.9 and payment of the BSR Termination Fee pursuant to Section 10.4.1.

12.10       Attorney-in-Fact.

12.10.1       Each Participating Unitholder, by virtue of his or its execution of this Agreement (whether on the date hereof or by a Joinder at a later date) to the fullest extent allowable under applicable law, irrevocably nominates, constitutes and appoints John S. Bailey as the agent, agent for service of process and true and lawful attorney-in-fact of such Participating Unitholder, with full power of substitution, to act in the name, place and stead of such Participating Unitholder with respect to this Agreement and the matters contemplated hereby and grants John S. Bailey the authority to take all actions and make any and all decisions required or permitted to be taken or made by John S. Bailey under this Agreement, including the exercise of the power to execute, deliver, acknowledge, certify and file (in the name of any or all of the Participating Unitholders or otherwise) any and all documents and to take any and all actions that John S. Bailey may, in its sole discretion, determine to be necessary, desirable or appropriate on or after the date of this Agreement, including the power to act on behalf of any Participating Unitholder in any dispute, litigation or arbitration involving this Agreement. All decisions, actions, consents and instructions of John S. Bailey will be final and binding on the Participating Unitholders and no Participating Unitholders will have any right to object, dissent, protest or otherwise contest the same, except in the case of fraud or willful misconduct by John S. Bailey. All notices delivered by AVB to John S. Bailey shall constitute notice to the Participating Unitholders under this Agreement. Any Participating Unitholder executing a Joinder following the date hereof hereby ratifies, confirms and approves in all respects all of the actions taken by John S. Bailey prior to, as of and following the date of such Joinder with respect to this Agreement and the matters contemplated hereby, as if such Participating Unitholder had executed this Agreement in the first instance.

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12.10.2  The appointment of John S. Bailey as attorney-in-fact for each Participating Unitholder pursuant to this Section 12.10 revokes any power of attorney heretofore granted that authorized any other person or persons to represent such Participating Unitholder with regard to this Agreement or the matters contemplated hereby. The power of attorney granted in this Section 12.10 (i) is coupled with an interest and, except as set forth in Section 12.10.3, is irrevocable, (ii) shall survive and shall not be terminated by the operation of law or the death, mental or physical incapacity, bankruptcy, dissolution, insolvency, or liquidation of any Participating Unitholder and (iii) shall survive the delivery of an assignment by any such Participating Unitholder of the whole or any fraction of its interest in any consideration due to it under this Agreement. The relationship created herein is not to be construed as a joint venture or any form of partnership between or among John S. Bailey or any Participating Unitholder.

12.10.3  The power of attorney granted in this Section 12.10 shall automatically expire and be revoked at the Closing or the earlier termination of this Agreement in accordance with its terms.

12.11       No Recording. Neither this Agreement nor any memorandum or short form hereof shall be recorded or filed in any public land or other public records of any jurisdiction by a Party and any attempt to do so may be treated by the other parties as a breach of this Agreement, provided, however, that the Parties agree that this Agreement shall be filed by BSR on SEDAR+ as a “material contract” in accordance with Canadian securities laws.

12.12       Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the AVB Parties, the BSR Parties and the Supporting Unitholders. No waiver of any provision of this Agreement or any breach or default thereof shall be effective unless in writing signed by the Party entitled to the benefit of such provision. The waiver by any Party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

12.13       Further Acknowledgement. Each of the Parties acknowledges the obligations of BSR under this Agreement and that such obligations will not be personally binding upon any of the trustees of BSR, any registered or beneficial holder of units of BSR or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse or satisfaction be sought from, by lawsuit or otherwise, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of BSR arising hereunder, and recourse for such indebtedness, obligations or liabilities of BSR, as the case may be, will be limited to, and satisfied only out of, the assets of BSR, as the case may be.

[SIGNATURE PAGES TO FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

AvalonBay Communities, Inc.

By:
Name:
Title:

Aqua DownREIT, L.P.

By: Aqua GP, LLC, its general partner

By: AvalonBay Communities, Inc., its sole member

By:
Name:
Title:

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

BSR Real Estate Investment Trust

By:
Name:	Daniel M. Oberste
Title:	Chief Executive Officer

BSR Trust, LLC

By:
Name:	Daniel M. Oberste
Title:	Chief Executive Officer

BSR Holdco, LLC

By:
Name:	Daniel M. Oberste
Title:	Manager

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

THE SUPPORTING UNITHOLDERS:

By:
Name:	John S. Bailey

J&P Unit Holding, LLC

By: Bailey Holding Company, LLC, its sole Member

By:
Name:	John S. Bailey
Title:	Manager

Bailey GST Exempt Children’s Trust

By:
Name:	John S. Bailey
Title:	Trustee

H.A. Ted Bailey, M.D. Irrevocable Trust (2006) u/a/d May 22, 2006

By:
Name:	John S. Bailey
Title:	Trustee

By:
Name:	W. Daniel Hughes, Jr.

WDH Holdings, L.L.C.

By:
Name:	W. Daniel Hughes, Jr.
Title:	Sole Member

[Signature Page to Transaction Agreement]

The Alabama and Texas Land Company, LLC

By:
Name:	W. Daniel Hughes, Jr.
Title:	Manager

Summit America Industries, Inc.

By:
Name:	W. Daniel Hughes, Jr.
Title:	President

By:
Name:	Patricia S. Bailey

The Patricia S. Bailey Revocable Trust

By:
Name:	Patricia S. Bailey
Title:	Trustee

[Signature Page to Transaction Agreement]

EXHIBIT A

SUPPORTING UNITHOLDERS

JOHN S. BAILEY

J&P UNIT HOLDING, LLC

BAILEY GST EXEMPT CHILDREN’S TRUST

H.A. TED BAILEY, M.D., IRREVOCABLE TRUST

W. DANIEL HUGHES

WDH HOLDINGS, LLC

THE ALABAMA AND TEXAS LAND COMPANY, LLC

SUMMIT AMERICA INDUSTRIES, INC.

PATRICIA S. BAILEY

THE PATRICIA S. BAILEY REVOCABLE TRUST

EXHIBIT B

PRE-CLOSING RESTRUCTURING STEPS PLAN

The Pre-Closing Restructuring steps outlined below shall be implemented in the sequence specified, unless otherwise agreed by the Parties. Capitalized terms used but not otherwise defined herein shall have their respective meanings as set forth in the Transaction Agreement to which this Exhibit B is attached.

STEP 1: Formation of Special Purpose Entities (SPEs) and GP Entities.    Special purpose entities (each an “SPE”) shall be formed to hold each of the parcels of real property lying and being situated in Texas, USA and more particularly described on Schedule 4.1.6 of the Disclosure Schedule to the Agreement, together with all Improvements thereon and Property Rights, Appurtenances, Personalty, Leases, Contracts, and Additional Rights related thereto. Each SPE shall be formed as a Delaware limited partnership, which shall be owned ninety-nine percent (99%) by BSR Holdco (as limited partner) and one percent (1%) by an individual newly formed Delaware limited liability company (as sole general partner) (each, a “GP Entity”). Each GP Entity shall be formed as a wholly-owned subsidiary of BSR Holdco, and will be disregarded as an entity separate from BSR Holdco for U.S. federal and applicable state income tax purposes. BSR Holdco will not elect for any SPE to be taxed as an association pursuant to § 301.7701-3 of the Treasury Regulations or the corresponding provisions of any state law. Because BSR Holdco will be treated as owning all of the interests in the SPEs, the SPEs will not be treated as partnerships for U.S. federal or applicable state income tax purposes. The structure, names and the Property to be contributed to each of the SPEs and GP Entities, as applicable, are shown in and shall be as reflected in the structure chart attached hereto as Annex A. The limited liability company agreement of each GP Entity and the limited partnership agreement of each SPE shall be in the form attached hereto as Annex B.

STEP 2: Contribution of Property to SPEs. BSR Opco shall contribute and transfer, or cause to be contributed and transferred, in fee simple interest all real property identified on Schedule 4.1.6 of the Disclosure Schedule to the Agreement (together with the corresponding Improvements thereon and Property Rights, Appurtenances, Personalty, Leases, Contracts, and Additional Rights related thereto), in each case to the corresponding SPE as set forth in Annex A and as set forth in the Transaction Agreement. Because each SPE will have a single owner for income tax purposes, such contributions and transfers shall be disregarded for U.S. federal and applicable state income tax purposes. The foregoing contribution and transfers shall be deemed to be effected as follows: (a) the Property Holding Subsidiaries shall distribute the Property to BSR Opco, (b) thereafter, BSR Opco shall contribute the Property directly to the corresponding SPE in exchange for limited partnership interests in each such SPE and (c) thereafter, BSR Opco shall contribute its limited partnership interests in each SPE to BSR Holdco in exchange for membership interests in BSR Holdco (such that BSR Opco will continue to own 100% of the membership interests in BSR Holdco). Each of the foregoing steps will be disregarded for U.S. federal and applicable state income tax purposes.

STEP 3: Loan from AVB to BSR Holdco. AVB shall, or shall cause one or more of its affiliates to, lend the Loan Amount to BSR Holdco or its designated entity pursuant to one or more Promissory Notes. The loan proceeds shall be used exclusively for the purposes outlined in Step

4. The amount(s) outstanding under the Promissory Note(s) shall be guaranteed by certain of the Participating Unitholders.

STEP 4: Use of Loan Proceeds. A portion of the proceeds of the loan from AVB to BSR Holdco under the Promissory Note(s) shall be immediately used to repay and extinguish all existing debt secured by the contributed Property under the Agreement. The proceeds remaining after such debt has been extinguished shall then be immediately distributed by BSR Holdco or its designated entity to BSR Opco in cash.

STEP 5: Repurchase of Participating Unitholders’ Class B Units. The repurchase of the Class B Units held by the Participating Unitholders shall be effected through a one-for-one distribution of BSR Holdco Units based on the number of Class B Units repurchased from each Participating Unitholder, which distribution shall constitute a partial or complete liquidation of the affected Participating Unitholder’s Class B Units, as applicable. Immediately following the liquidating distributions of BSR Holdco Units, the Participating Unitholders, collectively, shall own 100% of BSR Holdco, which in turn will indirectly own all of the Property. The Class B Units of Participating Unitholders so repurchased shall be cancelled.

For U.S. federal and applicable state income tax purposes, the foregoing steps are intended to be treated as an “assets over” form of partnership division under Section 708(b)(2)(B) and Treasury Regulations § 1.708-1(d), with BSR Opco (as the “divided partnership” and the “continuing partnership” as defined under Treasury Regulations § 1.708-1(d)(4)(i)) transferring each Property (subject to the liabilities described in Step 3) to BSR Holdco (as the “recipient partnership” as defined under Treasury Regulations § 1.708-1(d)(4)(iii)) in exchange for BSR Holdco Units immediately followed by the distribution of such BSR Holdco Units in partial or complete liquidation of the Participating Unitholders’ Class B Units.

ANNEX A – STRUCTURE OF SPEs and GP ENTITIES

Blue Holdco, LLC
100%
100%
100%
100%
100%
100%
Blue Auberry GP, LLC
Blue Benbrook GP, LLC
Blue Lakeway GP, LLC
Blue Satori GP, LLC
Blue Vale GP, LLC
Blue Wimberly GP, LLC
99%
99%
99%
99%
99%
99%
1%
1%
1%
1%
1%
1%
Auberry at Twin Creeks Blue, LP
Aura Benbrook Blue, LP
Lakeway Castle Hills Blue, LP
Satori Frisco Blue, LP
Vale Frisco Blue, LP
Wimberly Blue, LP
Auberry at Twin Creeks
Aura Benbrook
Lakeway Castle Hills
Satori Frisco
Vale Frisco
Wimberly

ANNEX B – FORM OF LLCA AND LPA

(attached)

NAME OF ENTITY, LLC

LIMITED LIABILITY COMPANY AGREEMENT

This LIMITED LIABILITY COMPANY AGREEMENT (the “Agreement”) is made and entered into as of the _____ day of_______________________ , 2025, by and between NAME OF ENTITY (“NAME OF ENTITY”), and NAME OF ENTITY, a Delaware limited liability company (the “Company”).

RECITALS

A.            The Certificate of Formation of the Company was filed on [date of filing] in the Office of the Secretary of State for the State of Delaware;

B.            NAME OF ENTITY is the sole member (hereinafter referred to as, alternatively, the “Sole Member” or the “Member”) of the Company;

C.            The Sole Member and the Company desire to enter into this Agreement; and

D.            In entering into this Agreement, the Company and the Sole Member wish to make a full statement of their agreement in respect to the Company.

NOW, THEREFORE, for and in consideration of the mutual covenants herein contained and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the Sole Member and the Company agree as follows:

ARTICLE I

FORMATION OF COMPANY

1.1           Formation; Filings. The Company was formed as a Delaware limited liability company, effective as of [date of filing] by the filing of a Certificate of Formation in accordance with and pursuant to the LLC Act. The parties hereby confirm their intent and agreement that the Company shall be governed by the terms of this Agreement.

The Member shall file or cause to be filed any amendments and/or restatements to the Certificate and such filings in other jurisdictions in which the Company conducts business as may be necessary or desirable, and may from time to time authorize, orally or in writing, on behalf of the Member and/or the Company, any other Person or Persons to execute and/or file any such amendments, restatements and any other documents or filings necessary or desirable in order to comply with any requirements of the LLC Act or the laws of any jurisdiction in which the Company conducts business.

The existence of the Company as a separate Entity shall continue until cancellation of the Certificate of Formation as provided in the LLC Act.

To the extent the rights or obligations of any party to this Agreement are different by reason of any provision of this Agreement than they would be under the LLC Act in the absence of such provision, this Agreement shall control, except to the extent the LLC Act provides that a provision of the LLC Act may not be modified, or may not be modified as provided herein, even by a contrary agreement by or among the members. If part of any provision of this Agreement is in conflict with such a non-waivable provision of the LLC Act, the portion of any such provision not so in conflict shall remain valid unless the validity of such otherwise valid portion of the affected provision would be clearly contrary to the intent of the entire provision assuming the entire provision were fully valid.

1.2           Name. The name of the Company shall be [name of entity], provided that the Member may elect to have the Company transact business in other names in those jurisdictions where the Member deems it necessary or desirable for purposes of complying with the requirements of local law, and may otherwise change the name of the Company as the Member, in its sole discretion, may determine, subject only to compliance with the LLC Act.

1.3           Principal Place of Business. The principal place of business of the Company shall be c/o [ADDRESS]. The Company may relocate its principal place of business to any other place or places as the Member may from time to time deem advisable. Additional offices may be maintained and acts done at any other place appropriate for accomplishing the purposes of the Company, all as determined by the Member.

1.4           Registered Office and Registered Agent. The Company’s initial registered office shall be at the office of its registered agent at 1209 Orange Street, Wilmington, Delaware, 19801, and the name of its initial registered agent at such address shall be The Corporation Trust Company. The registered office and registered agent may be changed from time to time by amending the Certificate and filing such amendment and/or, as appropriate, filing the address of the new registered office and/or the name of the new registered agent with the Delaware Secretary of State pursuant to the LLC Act.

1.5           Term. The term of the Company shall be perpetual, unless sooner terminated in accordance with the provisions of this Agreement.

1.6           Title to Company Property; Nature of Company Interests. All property of the Company shall be held in the name of the Company or such nominees or trusts for the sole benefit of the Company as the Member may designate.

All property owned by the Company, whether real or personal, tangible or intangible, shall be owned by the Company as a separate legal entity, distinct from the Member, and the Member, individually, shall not own any such property or hold any undivided interest therein. The provisions of this paragraph shall not be applicable to the characterization of the Company for Tax Purposes (as such term is defined in Section 5.02) under the Code or any applicable state or local income tax law or regulation or for any similar purposes.

1.7           Reservation of Other Business Opportunities. No business opportunities other than from time to time engaged in by the Company shall be deemed the property of the Company, and the Member and its Affiliates may engage in or possess an interest in any other business venture of any nature or description, independently or with others, even if any such transaction may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company, it being expressly understood that the Member and any such Affiliates may be entering into transactions that are similar to the transactions into which the Company may enter. The Company shall not have any right, by virtue of this Agreement or at law or equity or otherwise, to share or participate in any such transaction of the Member or any such Affiliate or to the income, profits or proceeds derived therefrom. Neither the Member nor any such Affiliate shall incur any liability to the Company as a result of engaging in any other business venture.

1.8           Definitions and Incorporation. Defined terms used in this Agreement, if not defined in the body hereof, are set forth in Schedule Definitions. The Schedules attached to this Agreement are part of this Agreement and are incorporated herein.

ARTICLE II

PURPOSES; POWERS

(a)          The business of the Company shall be to engage in any lawful act or activity whatsoever for which limited liability companies may be organized under the LLC Act, including any activities which pertain to acquiring, owning, holding, operating, managing, financing, leasing, mortgaging, pledging, encumbering, maintaining, improving, renovating, developing, redeveloping, and exchanging, selling, contributing and transferring, and otherwise dealing with the Property or Properties and/or any direct or indirect debt and/or equity interests therein owned by the Company, directly or indirectly through other Entities, and any other interests or other property, including interests in other Entities, which are incidental to or related to the foregoing, and otherwise engage in any other lawful act or activity which is necessary, appropriate, desirable or related or incidental to, and necessary, convenient or advisable for accomplishment of, any of the above or to the organization and maintenance of the existence of the Company.

(b)          In furtherance of the conduct of the purposes described above, the Company shall possess and may exercise all of the powers and privileges granted by the LLC Act, and the Company is hereby authorized to do any act, enter into any agreement, contract or other instrument, and otherwise to engage in any activity and to do any action not prohibited under the LLC Act or other applicable law which are necessary, useful, desirable or convenient to the conduct, promotion and attainment of the purposes of the Company.

ARTICLE III

RIGHTS AND DUTIES OF MEMBER

3.1           Management.

(a)          The management of, and all decisions as to, the Company and its affairs shall be vested solely in the Member, and all decisions and actions concerning the business affairs of the Company shall be made solely by the Member. For purposes of the Section 3.1, the Member, in acting for and on behalf of the Company, may refer to itself in such capacity as the Member, the sole Member, the Manager or as the Managing Manager.

The affirmative consent or action (regardless of whether written, oral, or by course of conduct) or act of the Member or the execution of any document by the Member, in any such case in its capacity as the Member or the Manager, regardless of whether such matter is for the purpose of apparently carrying on in the usual way the business or affairs of the Company, or as to any extraordinary matter as to the Company, shall constitute all the requisite action necessary for purposes of authorizing and binding, and shall be the valid and authorizing action of and shall bind, the Company as against all third parties for purposes of this Agreement and the LLC Act, and no person dealing with the Company shall have any obligation to inquire into the power or authority of the Member acting on behalf of the Company.

The Member shall have the power and authority, without any further act, vote or approval of any other Person, to execute any and all documents, agreements, certificates or other instruments and otherwise to bind the Company as to any matter or act involving the Company.

(b)           The Member shall have the power to appoint agents to act for the Company with such titles as the Member deems appropriate and to delegate to such agents such of the powers as are granted to the Member hereunder, including the power to execute documents on behalf of the Company, all as the Member may in its sole discretion determine, provided any such appointment shall be in writing. The agents so appointed may include persons holding titles such as Chairperson, Chief Executive Officer, President, Vice President, Chief Operating Officer, Chief Financial Officer, Treasurer or Controller. Unless the authority of the agent designated as the officer in question is limited in the document appointing such officer, any officer so appointed shall have the same authority to act for the Company, subject to the terms of this Agreement, as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation; provided, however, that unless such power is specifically delegated in writing by the Member to the officer in question either for a specific transaction or generally, no such officer shall have the power to cause the Company to lease or acquire real property, to borrow money, to issue notes, debentures, securities, equity or other interests of or in the Company, to make investments in (other than the investment of surplus cash in the ordinary course of business) or to acquire securities of any Person, to give guarantees or indemnities, to merge, liquidate or dissolve the Company or to sell or lease all or any substantial portion of the assets of the Company. The Member, in its sole discretion, but subject to the other terms of this Agreement, may by its written act, ratify any act previously taken by any agent acting on behalf of the Company.

(c)            Any Person dealing with the Company or the Member may rely on a certificate signed by the Member:

(i)             as to the existence or nonexistence of any fact or facts which constitute conditions precedent to acts by the Member or are in any other manner germane to the affairs of the Company;

(ii)             as to who is authorized to execute and deliver any instrument or document on behalf of the Company, and as to whether any approval, consent, or other action is necessary under this Agreement and/or as to whether any such action or consent has been obtained;

(iii)             as to the authenticity of any copy of the Certificate, and as to the status of this Agreement and amendments hereto; or

(iv)             as to any act or failure to act by the Company or as to any other matter whatsoever involving the Company or the Member.

3.2           No Violation of Member’s Duty to Company; Transactions Between the Company and the Member and its Affiliates:

(a)           The Member shall not be considered as having violated any duty or obligation to the Company merely because the Member’s conduct furthers the Member’s own interests or the interests of any of its Affiliates.

(b)           The Member and any Affiliate of the Member may lend money to and transact other business with the Company, and the Member may cause the Company to retain such Persons, including the Member and any of its Affiliates, to provide services to or otherwise engage in contractual and other arrangements with the Company for such compensation and on such other terms as the Member deems appropriate, provided that the standards of the proviso in the last sentence of this paragraph are met. The rights and obligations of the Member lending money to or transacting business with the Company shall be the same as those of a Person who is not a Member, subject to other applicable law. No transaction with the Company shall be void or voidable because the Member or any Affiliate of the Member has a direct or indirect interest in the transaction, provided that the terms of the transaction are reasonably or approximately comparable to the terms that would have been obtained in the relevant industry or marketplace if such arrangement had been with an unaffiliated third party.

3.3.          Duty of Care. The Member’s duty of care in the discharge of the Member’s duties to the Company is limited to refraining from engaging in intentional misconduct or knowing violation of law. In discharging its duties, the Member shall be fully protected in relying in good faith upon the Company’s records and upon such information, opinions, reports, or statements by any of its agents, or by any other Person, as to matters the Member reasonably believes are within such other Person’s professional or expert competence and who have been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, profits, or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid. Any repeal or amendment of this Section 3.3 shall be prospective only and shall not adversely affect any limitation on the liability of any Person existing at the time of such repeal or amendment. In addition to the circumstances in which a Person is not liable as set forth in the preceding sentences, any such Person shall not be liable to the fullest extent permitted by any provision of the statutes of Delaware hereafter enacted that further limits the liability of a Person serving in the capacity stated.

3.4           Exculpation; Indemnity of the Member and of Others.

(a)           Neither the Member nor any Affiliate of the Member, nor any member, partner, stockholder or other direct or indirect equity owner of the Company or of any Member or any Affiliate of any Member, nor any Person authorized by this Agreement or by the Member, in its capacity as a Member, to perform any acts on behalf of the Company, nor any officer, director, employee, representative or agent of the Company, the Member, any Affiliate of the Member or of any other of the above Persons (each a “Covered Person”) shall be liable to the Company or any other Person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person’s fraud, intentional misconduct or knowing violation of law.

(b)          To the fullest extent permitted by applicable law, each Covered Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (“Proceedings”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that it was or is a Member, a manager or an officer of the Company or it was or is the legal representative of or a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of the Member or of an officer of the Company, shall be indemnified and held harmless by the Company from and against any and all judgments, penalties, fines, settlements, losses, liabilities, claims or damages (including attorneys’ fees and expenses) attributable to any such Proceedings or attributable to or arising out of or by reason of any such status or a Covered Person’s acts or failure to act in connection therewith, provided that the scope of this indemnification and agreement to hold harmless shall apply only if (i) the Covered Person, at the time of any act, omission or inaction, acted in good faith and in a manner the person reasonably believed was in, or not opposed to, the best interests of the Company, and (ii) the act, omission or inaction did not constitute a knowing violation of law by the Covered Person, all as determined by the Member. Any indemnity by the Company under this Section 3.4 shall be paid only out of and to the extent of the Company’s assets, and the Member shall not have any personal liability on account thereof. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which a Covered Person seeking indemnification may be entitled under any other agreement, at law or equity or otherwise.

(c)          To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding may, on determination of the Member, in its sole discretion, be advanced from time to time by the Company prior to the final disposition of any such claim, demand, action, suit or proceeding, provided that in all such events the Company shall first have received an undertaking by or on behalf of the Covered Person to repay such amounts if it is determined that the Covered Person is not entitled to be indemnified as provided in this Section 3.4.

(d)          A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amounts of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions by the Company to the Member might properly be paid.

(e)          To the extent that, at law or in equity, a Covered Person has duties and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement, and to the extent the provisions of this Agreement restrict, limit or lessen the duties and liabilities of a Covered Person otherwise existing at law or in equity, it is agreed that the provisions of this Agreement shall replace such other duties and liabilities of such Covered Person.

(f)          The provisions of this Section 3.4 shall continue as to any Covered Person who has ceased to serve in the capacity which initially entitled such Covered Person to indemnity hereunder. The rights granted under this Section 3.4 may not be amended, modified or repealed so as to retroactively affect, or in any other way limit or deny, any rights to indemnification under this Section 3.4 as to any matters or Proceedings arising, or any act, omission or other matter occurring, prior to any such amendment, modification or repeal.

(g)          The Company shall have power (but not the obligation) to purchase and maintain insurance on behalf of any Covered Person (including the Member) against any liability or cost incurred by such Covered Person in any such capacity or arising out of its status as such, whether or not the Company would have power to indemnify against such liability or cost, but only to the extent permitted by the LLC Act.

(h)          The Company may enter into agreements with any of its officers, employees and agents or the Member or any other Covered Person setting forth procedures consistent with applicable law for implementing the indemnities provided in this Section 3.4.

3.5           Records.

(a)          Proper and complete records and books of account shall be kept or shall be caused to be kept by the Member, or such representatives as it may appoint, in which shall be entered fully and accurately all transactions and other matters relating to the Company’s business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company, all such books and records to be maintained in the same manner as the Member maintains its own books and records for properties owned by it comparable to the Property. The books and records shall at all times be maintained at the principal office of the Company or, subject to compliance with the LLC Act, at such other place as the Member may determine.

(b)          The Member shall also maintain, at the principal office of the Company or, subject to compliance with the LLC Act, at such other place as the Member may determine, such other records, statements and other matters not provided for above as the LLC Act requires to be maintained, which requirements of the LLC Act are not waivable by the Member(s), and shall maintain all of the aforesaid books and records for such period of time as is required by the LLC Act.

ARTICLE IV

RIGHTS AND OBLIGATIONS OF MEMBER

4.1           Limitation of Liability. The Member’s liability shall be limited as set forth in this Agreement, the LLC Act and other applicable law, and in all events the Member shall not be liable, as a Member, for any indebtedness, liabilities or other obligations of the Company, whether arising in contract, tort or otherwise, and all such debts, liabilities or other obligations shall be obligations solely of the Company. The failure of the Company and/or the Member to observe any formalities or requirements relating to the exercise of the powers or management of the Company’s business or affairs under this Agreement or the LLC Act shall not be grounds for imposing personal liability on the Member for any liabilities or other obligations of the Company.

4.2           Liability of the Member to the Company. If and to the extent a Member receives the return in whole or in part of its Capital Contribution or receives any distribution from the Company it shall be liable to the Company for the return of such amounts, if liable at all, only to the extent, if any, provided by the LLC Act. No distribution shall be made by the Company to the Member if such distribution would violate Section 18-607 of the LLC Act.

4.3           Relationship of Member and Company. The Member and the Company hereby agree that the duties and obligations imposed on the Member, in its capacity as such, shall be those set forth in this Agreement, which is intended to govern the relationship between the Company and the Member, notwithstanding any provision of the LLC Act or common law to the contrary.

4.4           No Appraisal Rights. The Member shall not have the right to have its Interest in the Company appraised and paid out under the circumstances provided in Section 18-210 of the LLC Act, or under any other circumstances.

ARTICLE V

CONTRIBUTIONS TO THE COMPANY; DISTRIBUTIONS;
PROFITS AND LOSSES

5.1           Member’s Capital in the Company.

(a)          Anything in this Agreement to the contrary notwithstanding, the Member shall not be required to make any further or additional contributions to the capital of the Company (other than that made on or about the date hereof by the contribution of the Property, if any, to the Company), or to lend or advance funds to the Company to fulfill, or enable the Company to fulfill, the needs and obligations of the Company, or for any purpose, even if the failure to make any such funds available would result in loss by the Company, including, without limitation, loss of the Property.

The Member, in its discretion, may make loans or capital contributions to the Company on such terms and in such amounts, if any, as are determined by the Member, in its sole discretion, to be necessary or convenient for carrying on the business and activities of the Company, but the Member shall be under no obligation to make any such loans or capital contributions to the Company, even if the Company would suffer losses as a result thereof.

(b)          No interest shall accrue on any Capital Contribution, and the Member shall not have the right to withdraw or be repaid any Capital Contribution except as otherwise specifically provided in this Agreement.

(c)          The obligation, if any, of the Member to contribute to the capital of the Company is solely and exclusively for the benefit of the Company and the Member, and is not intended to, nor shall it confer any rights on, any third party (under Section 18-502(b) of the LLC Act or otherwise). Without limiting the generality of the foregoing, no creditor of the Company shall be deemed a third party beneficiary of any obligation of the Member to contribute capital or make advances to the Company.

5.2           Distributions of Cash Flow; Profits and Losses.

(a)          Subject to Section 5.2(b) below, distributions of Cash Flow shall be made at such time or times as the Member shall determine.

(b)          No distribution shall be made if, in the reasonable judgment of the Member, after giving effect to the proposed distribution, distributions would violate Section 18-607 of the LLC Act or any other applicable law.

(c)          It is the intention of the Member that so long as there is only one Member of the Company: (i) the Company will be a “disregarded entity” for applicable federal, state and local income tax purposes (“Tax Purposes”) under the Code and the Treasury Regulations promulgated pursuant thereto and under applicable state and local law, (ii) the Company will not elect to be treated as an association taxable as a corporation, and (iii) so long as the Company has only one Member, the Company will take all action, if any, as is necessary under the Code to maintain its status as a “disregarded entity”. Consequently, so long as there is only one Member, all profits, losses and credits, and all items of income, gain, deduction and loss of the Company shall be considered earned or incurred, as the case may be, directly by the sole Member, and all of the assets and liabilities of the Company shall, solely for Tax Purposes, be considered assets and liabilities of the Member. In the event the Company admits another Person as an additional Member, this Agreement shall be appropriately amended to reflect the Company’s status as a partnership for Tax Purposes.

ARTICLE VI

TRANSFERABILITY

The Member’s Interest in the Company may be disposed of, pledged, encumbered or otherwise Transferred, in whole or in part, without consent of the Company or any other Person, and if and to the extent of an absolute Transfer of all or any portion of the Member’s Interest, if the Member designates that such transferee be admitted to the Company as an additional or substitute Member, as the case may be, then such transferee shall be so admitted as a Member with all the rights of the Member as to the Interest transferred to it. However, except and unless the Member pledges or otherwise voluntarily encumbers its Interest in the Company, no part of the Interest of the Member shall be subject to the claims of any creditor or to legal process. No Transfer (whether voluntary or involuntary) shall effect a dissolution of the Company. The Member shall be permitted to retire, resign or withdraw from the Company at any time. No event of bankruptcy described in Section 18-304 of the LLC Act shall cause the Member to cease to be a Member.

ARTICLE VII

ADDITIONAL MEMBERS

Any Person acceptable to the Member may become a Member in this Company subject to any conditions imposed by the Member. If and when an additional Member is admitted to the Company, this Agreement shall be amended or amended and restated, as necessary or proper, to reflect a change from a single-member limited liability company to a multiple-member limited liability company, all as the then Members may determine in their sole discretion.

ARTICLE VIII

DISSOLUTION AND TERMINATION

8.1           Dissolution. The Company shall be dissolved and its affairs wound up only upon (a) the written determination of the Member that the Company dissolve, or (b) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act. Notwithstanding anything to the contrary in the LLC Act, the Company shall continue and shall not dissolve as a result of the death, retirement, resignation, expulsion, bankruptcy, or dissolution of the Member, or any other event that terminates the continued membership of the Member, or upon the happening of any other event specified in Section 18-801(a) of the LLC Act not specified in the preceding sentence so long as a result of any such occurrence the Member’s successor or some other Person becomes a Member.

8.2           Winding Up. Liquidation and Distribution of Assets.

(a)           In the event of the dissolution of the Company, the Member (or its representative) shall proceed to wind up the affairs of the Company, and liquidate and distribute the assets of the Company as it sees fit, subject to the LLC Act. Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution unless the Company is reconstituted or continued as otherwise provided in this Agreement, but the Company shall not terminate until the Certificate shall be canceled. Notwithstanding the dissolution of the Company, prior to the termination of the Company, as aforesaid, the business and the affairs of the Company shall be conducted so as to maintain the continuous operation of the Company pursuant to the terms of this Agreement, and a reasonable period of time shall be allowed for the orderly termination of the Company’s business, discharge of its liabilities, and distribution or liquidation of the remaining assets so as to enable the Company to minimize the normal losses attendant to the liquidation process.

(b)          Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if the Member has a deficit capital account (after giving effect to all contributions, distributions, allocations and other capital account adjustments for all taxable years, including the year during which such liquidation occurs), the Member shall have no obligation to make any Capital Contribution, and the negative balance of the Member’s capital account shall not be considered a debt owed by the Member to the Company or to any other Person for any purpose whatsoever, and shall not be considered an asset of the Company.

(c)         The winding up of the Company shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged from the assets of the Company or reasonably adequate provision therefor has been made, and all of the remaining property and assets of the Company have been distributed to the Member. Upon the completion of winding up of the Company, the Member or other person designated by the Member shall deliver a certificate of dissolution to the Secretary of State of the State of Delaware for filing. The certificate of dissolution shall set forth the information required by the LLC Act.

ARTICLE IX

NOTICES

All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given upon personal delivery or receipt (which may be evidenced by a return receipt if sent by registered mail or by signature if delivered by courier or delivery service), addressed (a) if to the Member, at the address of the Member set forth in the records of the Company or at such other address as the Member shall have furnished to the Company in writing, and (b) if to the Company, at its principal office maintained pursuant to Section 1.3.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.1         Application of Delaware Law. This Agreement, and the application and interpretation hereof, shall be governed (without regard to conflicts of law rules) exclusively by its terms and by the laws of the State of Delaware, and specifically by the LLC Act.

10.2         Entire Agreement; Amendments. This Agreement embodies the entire agreement, understanding of the parties hereto with respect to the subject matter hereof. This Agreement may not be amended except by the written act of the Member in its sole and absolute discretion.

10.3          Severability; Waivers. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law. The waiver of any of the provisions, terms, or conditions contained in this Agreement shall not be considered as a waiver of any of the other provisions, terms, or conditions hereof.

10.4         Binding Effect; Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective permitted heirs, legal representatives, successors and assigns.

10.5         Gender and Number; Headings. Whenever required by the context, as used in this Agreement, the singular number shall include the plural, the plural shall include the singular, and all words herein in any gender shall be deemed to include the masculine, feminine and neuter genders.

The headings used in this Agreement are used for administrative convenience only and do not constitute substantive matter to be considered in construing the terms of this Agreement.

10.6         No Rights of Creditors and Third Parties Under Agreement. This Agreement is entered into between the Company and the Member for the exclusive benefit of the Company, its Member, and their respective successors and assignees. This Agreement is expressly not intended for the benefit of, nor shall it be enforceable by, any creditor of the Company or any other Person.

10.7         Survival of Certain Provisions. It is acknowledged and agreed that this Agreement contains certain terms and conditions which are intended to survive the dissolution and termination of the Company, including, without limitation, the provisions of Section 3.4, and that such provisions of this Agreement which by their terms require, given their context, that they survive the dissolution and termination of the Company so as to effectuate the intended purposes and agreements of the parties hereto shall survive notwithstanding that such provisions had not been specifically identified as surviving and notwithstanding the dissolution and termination of the Company or the execution of any document terminating this Agreement, unless such termination document specifically provides for nonsurvival by reference to this Section 10.7 and to specific nonsurviving provisions.

10.8         Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

[Page Ends Here]

IN WITNESS WHEREOF, the undersigned have executed this Limited Liability Company Agreement of [name of entity] as of the date first above written.

[NAME OF ENTITY],
By:
Name:

[NAME OF ENTITY],

By:
By:
Name:

SCHEDULE DEFINITIONS
to
NAME OF ENTITY
Limited Liability Company Agreement

Unless otherwise expressly provided herein, the following terms used in this Limited Liability Company Agreement shall have the following meanings:

“Affiliate” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling fifty percent (50%) or more of the outstanding voting interests of such Person, (iii) any officer, director, manager, member, or general partner of such Person, or (iv) any Person who is an officer, director, manager, general partner, member, trustee, or holder of fifty percent (50%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term “controls,” “is controlled by” or “is under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall mean this Limited Liability Company Agreement, as such may be hereafter amended in accordance with the provisions hereof.

“Capital Contribution” shall mean any contribution to the capital of the Company in cash or other property or services rendered, or a promissory note or other obligation to contribute cash or property or to perform services.

“Cash Flow” shall mean, for purposes of this Agreement and for a given period of time, all cash receipts received by the Company from any source less the amounts of any of the aforesaid cash receipts included in this definition expended for the debts, expenses and other obligations of the Company, principal and interest payments on any indebtedness of the Company, capital expenditures and, in each instance, reserves as determined in the discretion of the Member.

“Certificate” shall mean the Certificate of Formation filed with the Secretary of State of the State of Delaware on the date of this Agreement (as the same may hereafter be amended or restated from time to time).

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provisions of succeeding law, and shall include all regulations, notices, rulings and other matters which are part thereof or promulgated pursuant thereto.

“Company” shall mean [name of entity], a Delaware limited liability company.

“Covered Person” shall have the meaning set forth in Section 3.4.

“Entity” shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association, foreign trust or foreign business organization, or any other form of incorporated or unincorporated entity or association organized or existing under any state, federal or foreign law.

“Interest” shall mean the entire interest of a Member, both legal and beneficial, in the capital and profits of the Company, including the right of such Member to any and all legal and economic benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all the terms and provisions of this Agreement.

“LLC Act” shall mean the Delaware Limited Liability Company Act at Del. Code Ann. Tit. 6, §§18-101 et seq., as it may be amended from time to time.

“Member” shall mean [NAME OF ENTITY], and/or, as the context may require, its permitted successors and assigns hereunder.

“Person” shall mean any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of any such Person where the context so permits.

“Property” or “Properties” shall mean any and all property and assets now owned of record or by title by the Company, and any property and assets hereafter acquired and owned by the Company.

“Transfer” and any grammatical variation thereof shall refer to any sale, exchange, issuance, redemption, assignment, distribution, encumbrance, hypothecation, gift, pledge, retirement, resignation, transfer or other withdrawal, disposition or alienation in any way as to any interest as a Member. Transfer shall specifically, without limitation of the above, include assignments and distributions resulting from death, incompetency, bankruptcy, liquidation and dissolution.

“Treasury Regulations” shall mean and include proposed, temporary and final regulations, and any Revenue Rulings, Notices and other comparable guidance promulgated under the Code, as in effect from time to time and the corresponding sections of any regulations, rulings or notices and other directives subsequently issued that amend or supersede any such promulgations.

LIMITED PARTNERSHIP AGREEMENT

OF

[NAME OF ENTITY]

This Limited Partnership Agreement (“Agreement”) of [Name of Entity] a Delaware limited partnership (the “Partnership”), is entered into as of the ___ day of___________, 2024, by and between _____________________ a Delaware limited liability company (“Sub GP”), and [Name of Entity], a Maryland corporation (“Sub LP”).

RECITALS:

A.           The certificate of limited partnership of the Partnership was filed on _______________, 2024 in the Office of the Secretary of State for the State of Delaware.

B.           The parties hereto desire to form a limited partnership under the provisions of the Delaware Revised Uniform Limited Partnership Act for the purposes hereinafter described; and

C.           The parties hereto desire to set forth herein their respective rights, duties, and obligations with respect to such limited partnership.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and provisions hereinafter contained, the parties do hereby agree as follows:

SECTION 1

ORGANIZATION AND OTHER MATTERS

1.1           Formation. The Sub GP and the Sub LP hereby form the Partnership for the purposes set forth below, subject to the provisions of this Agreement and the Delaware Revised Limited Partnership Act, as amended (the “Act”). The sole general partner of the Partnership shall be Sub GP. Sub GP acting in its capacity as the general partner of the Partnership is referred to herein as the “General Partner.” The Sub LP shall be the sole limited partner in the Partnership and is referred to herein as the “Limited Partner.” The General Partner and the Limited Partner together are referred to as the “Partners.”

1.2           Interests. For purposes of determining a Partner’s rights to allocations of Partnership profits and losses and distributions under this Agreement, and the right to vote or consent with respect to a matter, the percentage interests of the Partners in the Partnership are as follows (“Interests”):

Sub GP                                                                       1%

Sub LP                                                                     99%

1.3           Name. The name of the Partnership is [Name of Entity] and all business of the Partnership shall be conducted in that name, or in such other name as the General Partner may determine.

1.4           Registered Agent; Offices.     The registered agent of the Partnership shall be the Corporation Trust Company, and the registered office of the Partnership shall be located in Delaware at Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, or such other address as the General Partner shall determine. The principal office of the Partnership shall be located at 4040 Wilson Blvd., Suite 1000, Arlington, VA 22203, or such other place as the General Partner may determine. The General Partner shall cause the Partnership to maintain at its principal office the books and records of the

Partnership required by the Act to be maintained there and shall keep at its registered office the street address of its principal office.

1.5           Purposes. The purposes of the Partnership are to (i) acquire, hold, own, operate, finance, refinance, improve, develop, lease, manage, sell, transfer, exchange and otherwise dispose of the real property known as [Name of Community] located in the City of [City], [County] County, [State]; and (ii) take all actions reasonably necessary, appropriate or incidental to accomplish any of the foregoing purposes.

1.6           Term.             The Partnership commenced upon the filing of the Certificate of Limited Partnership of the Partnership with the office of the Secretary of State of Delaware and shall continue until December 31, 2099, unless earlier terminated pursuant to this Agreement.

SECTION 2

CAPITALIZATION

2.1           Contribution of the Partners. In the event that the Partnership requires cash, the General Partner shall provide written notice to the Limited Partner, specifying the amount and time of the contribution. No later than the time specified by the General Partner in such notice the Partners shall contribute in cash to the Partnership their respective Interests multiplied by the total amount of the contribution. Notwithstanding anything contained herein, the obligation to contribute capital to the Partnership pursuant to this Section 2.1 shall create no rights in favor of creditors or any other person or entity and no person other than a Partner shall have any rights to enforce the obligations set forth in this Section 2.1. No Partner shall have any obligation to contribute additional capital to the Partnership to restore any deficit balance remaining in a Partner’s capital account upon the liquidation of the Partnership or the Partner’s interest in the Partnership.

SECTION 3

ALLOCATION AND DISTRIBUTIONS

3.1           Allocations of Profits and Losses. The profits and losses of the Partnership shall be allocated 1% to the General Partner and 99% to the Limited Partner.

3.2           Distributions. Distributions of cash or other assets of the Partnership shall be made 1% to the General Partner and 99% to the Limited Partner.

SECTION 4
MANAGEMENT

4.1           Authority of Limited Partner. The Limited Partner in its capacity as such does not have the power or authority to participate in the management or control of the Partnership’s business and affairs or to act for or bind the Partnership. The Limited Partner shall have the right to vote or consent with respect to a Partnership matter only when so provided in this Agreement or by any nonvariable provision of the Act.

4.2           Authority of General Partner. The General Partner shall have exclusive control over the management of the Partnership’s business and affairs and the General Partner shall have full power and authority to do all things necessary or appropriate to conduct the business and affairs of the Partnership, including the power and authority to mortgage, pledge, grant a security interest in, otherwise encumber, or sell any or all of the Partnership’s assets without the consent of any other Partner. Any person dealing with the Partnership may rely conclusively on any document signed by the General Partner without any proof of authorization. The General Partner shall be required to devote only so much of its time to the Partnership as is reasonably necessary to conduct the Partnership’s business and affairs.

4.3           Indemnification. To the fullest extent permitted by the Act or other law, the General Partner, the Limited Partner, and members of their Board of Directors and officers shall (and, with the approval in its sole discretion of the Sub GP, any other employee, affiliate or authorized representative of the Sub GP or Sub LP, may) be indemnified and held harmless by the Partnership from and against all losses, judgments, liabilities, costs, expenses (including professional fees, court costs, penalties, fines, taxes and interest) and settlement payments incurred in connection with the defense or settlement of any actual or threatened action, proceeding or claim arising out of or incidental to the person’s actions or omissions in connection with the management and conduct of the Partnership’s business and affairs, and shall be entitled to advancement of expenses related thereto; provided, that any such indemnification shall be limited to the assets of the Partnership. THE RIGHT OF INDEMNIFICATION SET FORTH IN THIS SECTION IS INTENDED TO INCLUDE INDEMNIFICATION FOR THE PERSON’S OWN NEGLIGENCE (BUT NOT GROSS NEGLIGENCE OR WILLFUL MISCONDUCT).

4.4           Management Fee; Expenses. Unless approved by the Limited Partner, the General Partner shall not be entitled to any compensation from the Partnership for its services to the Partnership; provided, that the General Partner shall be entitled to be reimbursed by the Partnership for its direct out-of-pocket costs and expenses.

SECTION 5

ADMINISTRATIVE MATTERS

5.1           Books and Records. The Partnership shall maintain separate books of account for the Partnership which shall show a true and accurate record of the Partnership’s assets and liabilities, and all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the conduct of the Partnership and the operation of its business. Each Partner, its designated agents or employees, at the Partner’s cost and expense, shall have the right at all reasonable times during usual business hours to audit, examine, and make copies of or extracts from the books of account, records, files and bank statements of the Partnership.

5.2           Bank Accounts. The Partnership shall maintain in its name such banking and other accounts as the General Partner may from time to time determine. The funds of the Partnership shall not be commingled with those of any other person. Deposits and withdrawals from such accounts shall be made upon the order of such person or persons as the General Partner may from time to time designate.

SECTION 6

DISSOLUTION; WINDING UP

6.1           Dissolution. The Partnership shall be dissolved only upon the occurrence of any of the following (each a “Dissolution Event”):

(a)           the agreement of the General Partner and the Limited Partner to dissolve the Partnership;

(b)           the sale or disposition of all or substantially all of the Partnership’s assets;

(c)           the bankruptcy, dissolution, withdrawal, or termination of existence of the General Partner unless (i) there remains at least one General Partner that continues the Partnership’s business, or (ii) within ninety days after the event of withdrawal, the Limited Partner elects to continue the Partnership’s business and to the appointment, effective as of the date of the event of withdrawal, of one or more new General Partners; or

(d)           any other event that would give rise to dissolution under the Act.

6.2           Conversion of General Partner’s Interest to a Limited Partner Interest. Unless otherwise determined by the Limited Partner, if the Partnership is continued and not wound up upon the occurrence of an event described in Section 6.1(c), the interest of the General Partner shall automatically be converted to a Limited Partner interest effective as of the date of the event of withdrawal, with the same Interest as existed immediately before such conversion.

6.3           Winding Up. Upon the occurrence of a Dissolution Event, unless the Partnership is continued, the Partnership shall continue solely for the purposes of winding up its business and affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors and Partners, and no Partner shall take any action that is inconsistent with such. To the extent consistent with the foregoing, this Agreement shall continue in effect until the Partnership’s property has been distributed or applied in satisfaction of Partnership liabilities and a certificate of cancellation has been filed for the Partnership pursuant to the Act. The General Partner or, if one or more General Partner has withdrawn, a liquidator or liquidating committee appointed by the Limited Partner (in either case, the “Liquidator”) shall be responsible for winding up the Partnership. The Liquidator shall cause the Partnership’s property to be liquidated as promptly as is consistent with obtaining the fair value thereof; provided, that (a) to the extent practicable and with the consent of the Limited Partner, the Liquidator may distribute any assets of the Partnership in kind and subject to any indebtedness secured thereby, and (b) the General Partner or liquidator may, in its sole and absolute discretion, retain and distribute as collected any deferred payment obligation owed to the Partnership. The Liquidator shall have all of the powers of the General Partner to the extent consistent with the liquidator’s obligations and shall be entitled to the benefit of the provisions of Section 4.3 during the winding up.

6.4           Application of Proceeds of Liquidation. During or upon completion of the winding up, the proceeds of liquidation and other assets of the Partnership shall be applied and distributed in one or more installments in the following order and priority:

(a)           to the payment, or provision for payment, of the expenses of winding up;

(b)           to the payment, or provision for payment, of creditors of the Partnership (including Partners other than in respect of distributions) in the order of priority provided by law;

(c)           to the establishment of any reserves deemed necessary or appropriate by the Liquidator to provide for contingent or unforeseen liabilities of the Partnership; and

(d)           the balance (including reductions in reserves established pursuant to Section 6.4(c)) shall be distributed to the Partners in accordance with their Interests.

6.5           Timing of Liquidating Distributions.   To the extent reasonably practicable, the distributions described in Section 6.4(d), if any, shall be made to the Partners before the end of the taxable year of the Partnership in which the Dissolution Event occurs, or, if later, within ninety days after the date thereof.

6.6           Liquidating Trust. In the discretion of the Liquidator, all or any proportionate part of the distributions that would otherwise be made to the Partners pursuant to Section 6.4(d) may be distributed to a trust established by the Liquidator for the benefit of the Partners and for the purposes of liquidating

Partnership assets, collecting amounts owed to the Partnership or paying any contingent or unforeseen obligations of the Partnership. The assets of such trust shall be distributed to the Partners from time to time, in the reasonable discretion of the trustee (who may or may not be the Liquidator or an affiliate of the Liquidator), in the same proportions as the amounts distributed to such trust by the Partnership would otherwise have been distributed to them pursuant to Section 6.4(d).

SECTION 7

MISCELLANEOUS

7.1           Notices. All notices, consents, waivers and other communication under this Agreement shall be in writing and shall be deemed to have been given as of the date actually received or as of the date deposited in the United States mail, registered or certified, postage prepaid, and addressed to the Partnership or the General Partner at the Partnership’s principal office, and to the Limited Partner at its last known address.

7.2           Construction. Unless clearly otherwise required by the context, for purposes of this Agreement, (a) the gender of words shall include the masculine, feminine and neuter, and the singular shall include the plural, and vice versa, (b) references to Articles and Sections are to those of this Agreement, each of which is made a part hereof, (c) the words “herein,” “hereinafter” or similar derivations shall be construed as references to this Agreement as a whole, and (d) the words “include,” “including” and similar derivations shall be construed as without limitation. Captions contained in this Agreement are for convenience only and shall not affect its interpretation.

7.3          Amendments. All amendments to this Agreement shall be in writing and may be adopted only with the consent of the General Partner and the Limited Partner; provided, that amendments to this Agreement that are of an inconsequential nature and do not adversely affect the Limited Partner in any material respect, or that are necessary or appropriate to comply with any applicable law or governmental regulation, or that are required or contemplated by this Agreement to be made solely by the General Partner, may be made by the General Partner acting alone.

7.4           Counterparts. This Agreement may be executed in multiple counterparts or counterpart signature pages, each of which shall be an original and all of which shall constitute one agreement.

7.5           Entire Agreement. This Agreement constitutes the entire agreement of the Partners with respect to the Partnership and there are no agreements, understandings, conditions, representations or warranties among the Partners other than as set forth or provided herein.

7.6           Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, exclusive of any conflicts-of-law principle that might refer such governance or construction to the law of another jurisdiction.

7.7           Severability. If any provision of this Agreement is held to be illegal or unenforceable, the remaining provisions hereof shall be enforced and applied as if the illegal or unenforceable provision was not a part of this Agreement.

7.8           Binding Effect. Except as otherwise provided in this Agreement, this Agreement shall only be binding on and inure to the benefit of the Partners and their respective legal representatives, successors and permitted assigns.

7.9           Facsimile Signatures. A telegram, telex, cablegram or similar transmission by a person, or a photographic, photostatic, facsimile or similar reproduction of a writing signed by a person, shall be regarded as signed by the person for all purposes of this Agreement.

7.10        Right of Set-Off. The Partnership may set-off and deduct any damages or other amounts owed by a Partner to the Partnership from any distributions or other payments owed by the Partnership to the Partner.

[remainder of page intentionally left blank]

EXECUTED as of the date set forth above.

GENERAL PARTNER:

NAME OF GP, LLC
a Delaware limited liability company

By:

By:
Name:

LIMITED PARTNER:

[Name of Entity]
a Maryland corporation

By:
Name:

EXHIBIT C

FORM OF PROMISSORY NOTE

$[_________ ]                                                                                                                                                                                                         [_______ ][_], 20[_]

FOR VALUE RECEIVED, [_________] (the “Borrower”), a [_________] [___________] hereby promises to pay to the order of [____________ ] (the “Lender”), a [             ] [             ], in lawful money of the United States of America, the principal amount of this promissory note (this “Note”), which amount the Borrower has borrowed from the Lender on this date pursuant to this Note, together with interest and any additional principal and other amounts as provided herein.

1.             Principal. The initial principal amount of this Note is $[______].

2.             Interest. Interest shall accrue from the date of this Note on the unpaid principal balance of this Note at the rate of 6.00% per annum (the “Interest Rate”), and shall be payable in cash monthly on each monthly anniversary of the date of this Note.

3.             Due Date. The unpaid principal amount of this Note, together with accrued and unpaid interest, shall become due and payable in full on the date that is 7 years after the date of this Note (the “Maturity Date”).

4.             Prepayment. This Note may not be prepaid in whole or in part prior to the Maturity Date.

5.             Place of Payment. Payment under this Note shall be made to the Lender in lawful money of the United States of America (a) by check, delivered to the Lender’s address set forth in Section 11 hereof or at such other place as the Lender may direct by written notice to the Borrower or (b) by wire transfer to such account or accounts as the Lender may direct by written notice to the Borrower.

6.             Waivers. The Borrower hereby waives diligence, presentment for payment, demand, notice of dishonor, or protest. No delay or failure by the Lender to exercise any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the Lender of any right or remedy shall preclude any other or further exercise thereof.

7.             Default. In the event (a) that the Borrower shall fail to pay when due any amount payable hereunder or (b) of bankruptcy, insolvency, receivership, or other similar financial impairment of Borrower or (c) Borrower becomes unable, admits in writing its inability, or fails generally to pay its debts as they become due (any such event described in the foregoing clause (a), (b) or (c), a “Default”), the outstanding principal amount of the Note, together with all accrued and unpaid interest, shall become due and payable immediately and automatically in cash. Upon the occurrence and during the continuation of a Default, interest shall accrue at the then-effective Interest Rate plus 2.00% per annum and shall be payable in cash on demand.

8.             Expenses. The Borrower shall also promptly reimburse the Lender for the costs and expenses

(including reasonable legal fees and expenses) incurred by the Lender in enforcing its rights hereunder.

9.             Binding Effect. The promises, terms, and conditions contained in this Note shall be binding upon the Borrower and the Borrower’s successors and assigns.

10.           Usury Savings. Notwithstanding anything to the contrary contained herein, the Lender shall never be entitled to receive as interest on the obligation evidenced hereby any amount in excess of the maximum rate of interest permitted to be charged by applicable law; and in the event that the Lender ever receives any such excess, such amount which would be excessive interest shall be applied to the reduction of the principal sum hereof, and if the principal sum is paid in full, any remaining excess shall forthwith be paid to the Borrower.

11.           Communications. For purposes of this Note, communications between the parties shall be in writing and served in person or by commercial courier service or certified United States mail addressed as indicated below or to such other address as the party shall designate by written notice to the other party (and the Borrower hereby represents and warrants that the name and address listed below are the true and accurate name of the Borrower and address of the Borrower’s principal residence):

To Borrower:	To Lender:
[______]	[______]
[______]	[______]
[______]	[______]
[______]

12.          Amendments; Waivers. No amendment, supplement, modification, termination or waiver of any provision of this Note shall be effective without the written consent of the Lender and the Borrower.

13.           Governing Law. This Note shall be construed in accordance with and shall be governed by the laws of the State of New York for contracts made and wholly performed within that State.

14.           Waivers. The right to plead any and all statutes of limitations as a defense to demand hereunder is hereby waived to the extent permitted by law. Borrower, for itself and its successors and assigns, waives presentment, demand, protest and notice thereof or of dishonor, and waives the right to be released by reason of any extension of time or change in the terms of payment or any change, alteration or release of any security given for the payment hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Borrower hereby executes this Note as of the day and year first written above.

[ ]

Name:
Title:

ACKNOWLEDGED AND AGREED:

LENDER

[ ]

Name:
Title:

[Signature Page to Promissory Note]

EXHIBIT D

GUARANTEE AGREEMENT

dated and effective as of

[•], 2025,

among

[•], as Guarantor

and

[•], as Lender

This GUARANTEE AGREEMENT, dated as of [•], 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, this “Guaranty”), by and between [•], as guarantor (the “Guarantor”) and [•], as lender (the “Lender”).

WITNESSETH:

WHEREAS, the BSR Holdco, LLC (the “Borrower”) and the Lender have entered into that certain Promissory Note, dated as of the date hereof (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Note”), providing for the extension of credit to the Borrower;

WHEREAS, as a condition to its entry into the Note, the Lender has required that the Guarantor shall have executed and delivered this Guaranty to guarantee the Guaranteed Obligations (as defined below); and

WHEREAS, the Guarantor will obtain benefits from the extension of credit to the Borrower and accordingly desires to execute this Guaranty in order to satisfy the conditions described in the preceding paragraph and to induce the Lender to extend credit to the Borrower.

Accordingly, the parties hereto agree as follows:

1.             DEFINITIONS

Capitalized terms used herein shall have the meanings assigned to them in the Note unless otherwise defined herein. References to this “Guaranty” shall mean this Guaranty, including all amendments, modifications and supplements and any annexes, exhibits and schedules to any of the foregoing, and shall refer to this Guaranty as the same may be in effect at the time such reference becomes operative.

As used herein, the term “Guaranteed Obligations” shall mean all advances to, and debts, liabilities, obligations, covenants and duties of, the Borrower arising under the Note, in each case whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising.

2.             REPRESENTATIONS AND WARRANTIES

The Guarantor represents and warrants as of the date hereof to the Lender that:

a.	the Guarantor has full legal right and power to execute and deliver this Guaranty and perform its obligations hereunder;

b.	the Guarantor has received a copy of the Note and hereby waives any notice of (A) any advances under the Note, (B) any future amendment, modification, consent or waiver under the Note, (C) any notice of a default or similar event under the Note, and (D) any other action taken or omitted by the Lender under the Note from time to time; and

c.	all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority is required in connection with the execution, delivery or performance of this Guaranty;

d.	the execution, delivery and performance of this Guaranty will not violate any law or result in a material breach or violation of, or default under, any material contractual obligations of the Guarantor or give rise to any right of termination, cancellation, modification or acceleration of any material right or obligation of the Guarantor or give rise to a lien on any property of the Guarantor;

e.	no litigation, investigation or proceeding of or before any arbitrator or governmental Authority is pending or, to the knowledge of the Guarantor, threatened by or against the Guarantor or against any of its properties with respect to this Guaranty; and

f.	the Guarantor has the financial capacity to pay the Guaranteed Obligations (subject to the Cap (defined below)) and to perform its obligations under this Guaranty;

g.	it will receive valuable direct or indirect benefits from the entering into of this Guaranty and the consummation of the transactions to be consummated in connection therewith, and the waivers set forth herein are knowingly made in contemplation of such benefits;

h.	this Guaranty is a legal, valid and binding obligation of the Guarantor enforceable against such Guarantor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

3.            THE GUARANTY

(a)            Guaranty of Guaranteed Obligations. The Guarantor unconditionally guarantees to the Lender as a primary obligor and not merely as a surety, the due and punctual payment and performance when due of the Guaranteed Obligations; provided, that the maximum aggregate liability of the Guarantor hereunder shall not exceed $[●] (the “Cap”). The Guarantor further agrees that the Guaranteed Obligations may be extended, renewed or increased, in whole or in part, without notice to or further assent from it, and that it will remain bound upon its guarantee notwithstanding any extension, renewal or increase of any Guaranteed Obligation. The Guarantor waives presentment to, demand of payment from and protest to the Borrower of any of the Guaranteed Obligations, and also waives notice of acceptance of its guarantee and notice of protest for nonpayment.

(b)            Guaranty of Payment. The Guarantor further agrees that its guarantee hereunder constitutes an absolute, irrevocable and unconditional guarantee of payment when due (whether at stated maturity, by acceleration or otherwise) and not of collection, and waives any right to require that any resort be had by the Lender to any balance of any deposit account or credit on the books of the Lender in favor of the Borrower or any other person.

(c)            No Limitations. Subject to the provisions of Section 3(g), the obligations of the Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise (other than defense of payment or performance). Without limiting the generality of the foregoing, the obligations of the Guarantor hereunder, to the fullest extent permitted by applicable law, shall not be discharged or impaired or otherwise affected by: (i) the failure of the Lender to assert any claim or demand or to exercise or enforce any right or remedy under the provisions of the Note or otherwise; (ii) any rescission, waiver, amendment or modification of, or any release from any of the terms or provisions of, the Note or any other agreement; (iii) any default, failure or delay, willful or otherwise, in the performance of the Guaranteed Obligations; (iv) any other act or omission that may or might in any manner or to any extent vary the risk of the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity; (v) any illegality, irregularity, invalidity or enforceability of any Guaranteed Obligation or any part thereof or the genuineness, enforceability or validity of any agreement relating thereto, or any other invalidity or unenforceability relating to or against the Borrower or any other guarantor of any of the Guaranteed Obligations, for any reason related to the Note or any provision of applicable law, decree, order or regulation of any jurisdiction purporting to prohibit the payment by the Borrower or any other obligor on or guarantor of the Guaranteed Obligations, of any of the Guaranteed Obligations or otherwise affecting any term of any of the Guaranteed Obligations; (vi) any change in the existence, structure or ownership of the Borrower or any other obligor on or guarantor of any of the Guaranteed Obligations, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Borrower or any other obligor on or guarantor of the Guaranteed Obligations, or any of their respective assets or any resulting release or discharge of any Guaranteed Obligation; (vii) the existence of any claim, set-off or other rights that such Guarantor may have at any time against the Borrower, any other obligor on or guarantor of any of the Guaranteed Obligations, the Lender, or any other corporation or person, whether in connection herewith or any unrelated transactions; provided that nothing herein will prevent the assertion of any such claim by separate suit or compulsory counterclaim; (viii) any extension, renewal, settlement, indulgence, compromise, waiver or release of or with respect to the Guaranteed Obligations or any part thereof or any agreement relating thereto, or with respect to any obligation of any other obligor on or guarantor of any of the Guaranteed Obligations, whether (in any such case) by operation of law or otherwise, or any failure or omission to enforce any right, power or remedy with respect to the Guaranteed Obligations or any part thereof or any agreement relating thereto, or with respect to any obligation of any other obligor on or guarantor of any of the Guaranteed Obligations; (ix) any modification or amendment of or supplement to the Note, including, without limitation, any such amendment which may increase the amount of, or the interest rates applicable to, any of the Guaranteed Obligations; (x) any release, surrender, compromise, settlement, waiver, subordination or modification, with or without consideration, of any other guaranties with respect to the Guaranteed Obligations or any part thereof, or any other obligation of any person or entity with respect to the Guaranteed Obligations or any part thereof; (xi) the election by, or on behalf of, the Lender, in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b)(2) of the Bankruptcy Code (or any equivalent or similar provisions under any debtor relief law); (xii) any borrowing or grant of a security interest by the Borrower or any of its Subsidiaries, as debtor-in-possession, under Section 364 of the Bankruptcy Code (or any equivalent or similar provisions under any debtor relief law) or in any other bankruptcy or insolvency proceeding; and (xiii) any other circumstance (including, without limitation, any statute of limitations) or any existence of or reliance on any representation by the Lender that might otherwise constitute a defense to, or a legal or equitable discharge of, the Borrower or any other guarantor or surety (other than defense of payment or performance).

To the fullest extent permitted by applicable law, the Guarantor waives any defense based on or arising out of any defense of any other obligor on or guarantor of the Guaranteed Obligations or the unenforceability of the Guaranteed Obligations or any part thereof from any cause, or the cessation from any cause of the liability of any other guarantor of the Guaranteed Obligations.

(d)            Reinstatement. The Guarantor agrees that its guarantee hereunder shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Guaranteed Obligation is rescinded or must otherwise be restored or returned by the Lender upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrower, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the

Borrower or any substantial part of the Borrower’s property, or otherwise, all as though such payment had not been made.

(e)            Agreement To Pay; No Subrogation. In furtherance of the foregoing and not in limitation of any other right that the Lender has at law or in equity against the Guarantor by virtue hereof, upon the failure of the Borrower to pay any Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration, after notice of prepayment or otherwise, the Guarantor hereby promises to and will forthwith pay, or cause to be paid, to the Lender in cash in immediately available funds the amount of such unpaid Guaranteed Obligation.

(f)            Information. The Guarantor assumes all responsibility for being and keeping itself informed of the financial condition and assets of the Borrower and its subsidiaries and any and all endorsers and/or other guarantors of all or any part of the Guaranteed Obligations, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations, or any part thereof, and the nature, scope and extent of the risks that such Guarantor assumes and incurs hereunder, and agrees that the Lender will not have any duty to advise such Guarantor of information known to it or any of them regarding such circumstances or risks. In the event the Lender, in its sole discretion, undertakes at any time or from time to time to provide any such information to a Guarantor, the Lender shall be under no obligation (i) to undertake any investigation, (ii) to disclose any information which Lender, pursuant to accepted or reasonable commercial finance or banking practices, wishes to maintain confidential or (iii) to make any other or future disclosures of such information or any other information to such Guarantor.

(g)            Maximum Liability. The Guarantor and, by its acceptance of this Guaranty, and the Lender hereby confirms that it is the intention of all such persons that this Guaranty and the obligations of the Guarantor hereunder not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Code or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar foreign, federal or state law to the extent applicable to this Guaranty and the obligations of the Guarantor hereunder. To effectuate the foregoing intention, the Lender and the Guarantor hereby irrevocably agree that the obligations of the Guarantor under this Guaranty at any time shall be limited to the maximum amount as will result in the obligations of the Guarantor under this Guaranty not constituting a fraudulent transfer or conveyance.

4.             FURTHER ASSURANCES

The Guarantor agrees, upon the written request of the Lender, to execute and deliver to the Lender, from time to time, any additional instruments or documents reasonably considered necessary by the Lender to cause this Guaranty to be, become or remain valid and effective in accordance with its terms.

5.             OTHER TERMS

(a)            Entire Agreement. This Guaranty, together with the Note, constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements relating to a guaranty of the advances and other extensions of credit under the Note.

(b)            Headings. The headings in this Guaranty are for convenience of reference only and are not part of the substance of this Guaranty.

(c)            Severability. Whenever possible, each provision of this Guaranty shall be interpreted in such a manner to be effective and valid under applicable law, but if any provision of this Guaranty shall be prohibited by or invalid under applicable law in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Guaranty and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

(d)            Notices. All communications and notices hereunder shall (except as otherwise expressly permitted herein) be given as provided in Section 11 of the Note, except that notices to the Guarantors shall be delivered to the address for such Guarantor set forth on its signature page hereto.

(e)            Successors and Assigns. This Guaranty is for the benefit of the Lender and its respective successors and permitted assigns. Whenever in this Guaranty the Guarantor is referred to, such reference shall be deemed to include the permitted successors and assigns of such party and all covenants, promises and agreements by the Guarantor that are contained in this Guaranty shall bind and inure to the benefit of its respective permitted successors and assigns.

(f)            No Waiver; Cumulative Remedies; Amendments. No failure or delay by the Lender in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies of the Lender provided in this Guaranty or the Note are cumulative and are not exclusive of any rights, powers or remedies that it would otherwise have. No waiver of any provision of this Guaranty or consent to any departure by the Guarantor therefrom shall in any event be effective unless the same shall be permitted by this Section  5(f), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Guarantor in any case shall entitle the Guarantor to any other or further notice or demand in similar or other circumstances. When making any demand hereunder against the, Lender may, but shall be under no obligation to, make a similar demand on the Borrower or any other obligor or guarantor, and any failure by the Lender to make any such demand or to collect any payments from the Borrower or any other guarantor or any release of the Borrower or any other guarantor shall not relieve any of the Guarantor in respect of which a demand or collection is not made or the Guarantor of its several obligations or liabilities hereunder, and shall not impair or affect the rights and remedies, express or implied, or as a matter of law, of the Lender against the Guarantor. For the purposes hereof, “demand” shall include the commencement and continuance of any legal proceedings. Neither this Guaranty nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Lender and the Guarantor.

(g)            Counterparts. This Guaranty may be executed in two or more counterparts, each of which shall constitute an original but all of which, when taken together, shall constitute but one contract. Delivery of an executed counterpart to this Guaranty by facsimile or other electronic transmission shall be as effective as delivery of a manually signed original.

(h)            No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Guaranty. In the event an ambiguity or question of intent or interpretation arises, this Guaranty shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Guaranty.

6.             NO INDEMNITY OR SUBROGATION; SUBORDINATION

(a)            Indemnity and Subrogation. Each Guarantor hereby irrevocably and unconditionally waives, to the maximum extent permitted by law, all rights of indemnity, contribution and subrogation under applicable law or otherwise that may arise as a result of or in connection with this Guaranty, or performance of such Guarantor of its obligations hereunder.

(b)            Subordination, etc. In the event that, notwithstanding the provisions of Section 6(a) and the intention of the parties hereto that the Guarantors have no such rights, any Guarantor shall have any rights of indemnity, contribution or subrogation under applicable law or otherwise, such rights shall be fully subordinated to the Guaranteed Obligations. In such an event, (a) notwithstanding any payment or payments made by the Guarantor hereunder or any set-off or appropriation or application of funds from the Guarantor by the Lender, the Guarantor shall not be entitled to be subrogated to any of the rights of the Lender against the Borrower or any other person or any guarantee or right of set-off held by the Lender for the payment of the Guaranteed Obligations, nor shall the Guarantor seek or be entitled to seek any contribution or reimbursement from the Borrower or any other person in respect of payments made by the Guarantor hereunder and (b) if any amount shall be paid to the Guarantor on account of such subrogation rights, such amount shall be held by the Guarantor in trust for the Lender, segregated from other funds of the Guarantor, and shall, forthwith upon receipt by the Guarantor, be paid to the Lender to be credited and applied against the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms of the Note. No failure on the part of the Borrower or the Guarantor to make any payments required under applicable law or otherwise shall in any respect limit the obligations and liabilities of the Borrower with respect to its obligations under the Note or of the Guarantor with respect to its obligations hereunder, and the Borrower shall remain liable for the full amount of its obligations under the Note and the Guarantor shall remain liable for the full amount of the obligations of such Guarantor hereunder.

7.             GOVERNING LAW

THIS GUARANTY AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS GUARANTY SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

8.              JURISDICTION; CONSENT TO SERVICE OF PROCESS

(a)            Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the United States District Court of the Southern District of New York and of the Supreme Court of the State of New York sitting in New York County, and any appellate court from any thereof, in any suit, action or proceeding arising out of or relating to this Guaranty, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims arising out of or relating to this Guaranty brought by it or any of its Affiliates shall be brought, and shall be heard and determined, exclusively in such New York State court or, to the extent permitted by law, in such New York Federal court. Each of the parties hereto agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law

(b)            Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Guaranty in any court referred to in paragraph (a) of this Section 8. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court.

(c)            Each party to this Guaranty irrevocably consents to service of process in the manner provided for notices in Section 5(d). Nothing in this Guaranty will affect the right of any party to this Guaranty to serve process in any other manner permitted by law.

9.             WAIVER OF JURY TRIAL

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS GUARANTY (WHETHER BASED IN CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS GUARANTY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the undersigned has caused this Guaranty to be executed and delivered as of the date first above written.

Guarantor:

[•],

By:
Name:
Title:

Address:

[Signature Page to Guaranty]

Accepted and Agreed to:

[•], as Lender

By:
Name:
Title:

EXHIBIT E

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

AQUA DOWNREIT, L.P.

i

ii

Section 15.3.	Rules of Construction	48
Section 15.4.	Further Action	48
Section 15.5.	Binding Effect	48
Section 15.6.	Third-Party Beneficiaries	48
Section 15.7.	Waiver	49
Section 15.8.	Counterparts	49
Section 15.9.	Applicable Law	49
Section 15.10.	Invalidity of Provisions	49
Section 15.11.	Entire Agreement	49

ARTICLE 16 - POWER OF ATTORNEY		49
Section 16.1.	Power of Attorney	49

EXHIBITS

Exhibit A	-	Schedule of Initial Contributions
Exhibit B	-	Forms of Reimbursement Agreement and Limited Partner Guaranty
Exhibit C	-	Form of Notice of Redemption
Exhibit D	-	Investment Representations and Warranties
Exhibit E	-	Form of Investor Questionnaire
Exhibit F	-	Form of Registration Rights and Lock-Up Agreement

iii

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
AQUA DOWNREIT, L.P.

THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP of Aqua DownREIT, L.P. (the “Partnership” and such agreement, as it may be amended, supplemented or restated from time to time, this “Agreement”), dated as of [•] (the “Effective Date”), is entered into by and among Aqua GP, LLC, a Delaware limited liability company (the “General Partner”), the Persons (as defined below) whose names are set forth on Exhibit A attached hereto (as it may be amended from time to time) (collectively, the “Limited Partners”), and, for purposes of Article 8 only, AvalonBay Communities, Inc., a Maryland corporation.

WHEREAS, the original Agreement of Limited Partnership (the “Original Agreement”) of the Partnership was entered into as of February 24, 2025;

WHEREAS, the parties hereto wish to amend and restate such Original Agreement; and

WHEREAS, contemporaneously herewith, AvalonBay and each Limited Partner has executed and delivered the Registration Rights Agreement (as defined herein).

NOW THEREFORE, in consideration of the mutual covenants herein contained, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto do hereby agree as follows:

ARTICLE 1 - DEFINITIONS

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Act” means the Delaware Revised Uniform Limited Partnership Act, as it may be amended from time to time, and any successor to such statute.

“Adjusted Capital Account” means, with respect to any Partner, such Partner’s Capital Account after giving effect to the following adjustments:

A.            Credit to such Capital Account (i) any contributions such Partner would be required to make under the terms of this Agreement or any other document, if the Partnership sold its assets for book value (as determined for purposes of maintaining Capital Accounts) and liquidated, and (ii) such Partner’s share of minimum gain determined in accordance with Treasury Regulations Section 1.704-2(g)(1) and such Partner’s share of partner nonrecourse debt minimum gain determined in accordance with Treasury Regulations Section 1.704-2(i)(5).

B.             Debit to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of “Adjusted Capital Account” is intended to comply with the provisions of Treasury Regulations Sections 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Adjustment Factor” means 1.0, subject to the following adjustments:

A.            In the event AvalonBay (i) declares or pays a dividend on its outstanding REIT Shares in REIT Shares or makes a distribution to all holders of its outstanding REIT Shares in REIT Shares, (ii) splits or subdivides its outstanding REIT Shares, (iii) effects a reverse stock split or otherwise combines its outstanding REIT Shares into a smaller number of REIT Shares, or (iv) issues REIT Shares to all holders of its outstanding REIT Shares pursuant to a recapitalization or reclassification of outstanding REIT Shares, the Adjustment Factor shall be adjusted by multiplying the Adjustment Factor then in effect by a fraction, the numerator of which shall be the number of REIT Shares issued and outstanding on the record date for such dividend, distribution, split, subdivision, reverse split or combination (assuming for such purposes that such dividend, distribution, split, subdivision, reverse split or combination has occurred as of such time) and the denominator of which shall be the actual number of REIT Shares (determined by assuming for such purposes that such dividend, distribution, split, subdivision, reverse split or combination has not occurred as of such time) issued and outstanding on the record date for such dividend, distribution, split, subdivision, reverse split or combination.

B.             If, prior to a Specified Redemption Date, (i) REIT Share Rights (other than REIT Share Rights issued pursuant to an employee benefit plan or other compensation arrangement) are issued to all holders of outstanding REIT Shares without consideration, (ii) such REIT Share Rights have not expired, and (iii) such REIT Share Rights were issued at a conversion or exercise price that was below fair market value in relation to the REIT Shares to be acquired upon conversion or exercise of such REIT Share Rights, then the Adjustment Factor applicable to the exercise of a Redemption Right on a subsequent Specified Redemption Date shall be equitably adjusted in a manner determined by the General Partner to be consistent with customary “weighted average” anti-dilution provisions in warrants and other similar instruments providing for adjustments in the event of a below market exercise or issuance price, or, in the General Partner’s sole and absolute discretion, in lieu of such adjustment to the Adjustment Factor, the General Partner may elect to issue to a Limited Partner who has tendered Units equivalent (although not registered or freely transferable) REIT Share Rights in the amount that the Limited Partner would have received with respect to the number of REIT Shares the Limited Partner would have received had the Limited Partner tendered the Tendered Units immediately prior to the original record date for receiving the REIT Share Rights.

C.             If AvalonBay, by dividend or otherwise, distributes to all holders of outstanding REIT Shares evidences of its indebtedness or assets (including securities of the General Partner or any other issuer, but excluding any dividend or distribution referred to in subsection A or B above), which evidences of indebtedness or assets relate to assets not received by AvalonBay pursuant to a pro rata distribution by the Partnership, then the Adjustment Factor shall be adjusted to equal the amount determined by multiplying the Adjustment Factor in effect immediately prior to the close of business as of the applicable record date by a fraction (i) the numerator of which shall be such Value of a REIT Share as of the record date and (ii) the denominator of which shall be the Value of a REIT Share as of the record date less the then fair market value (as determined by the General Partner, whose determination shall be conclusive) of the portion of the evidences of indebtedness or assets so distributed applicable to one (1) REIT Share.

D.             If AvalonBay or any prior Successor Entity (as defined below) (AvalonBay and any such prior Successor Entity referred to as the “Predecessor Entity”) shall cease directly or indirectly to own the General Partner and another entity (the “Successor Entity”) shall become the direct or indirect owner of the General Partner (including, without limitation, through a so-called “UPREIT” partnership), the Adjustment Factor shall be adjusted by multiplying the Adjustment Factor by a fraction, the numerator of which is the Value of one (1) REIT Share of the Predecessor Entity, determined as of the date when the Successor Entity becomes the owner of the General Partner, and the denominator of which is the Value of one (1) REIT Share of the Successor Entity, determined as of the same date. If any stockholders of the Predecessor Entity will receive consideration in connection with the transaction in which the Successor Entity becomes the owner of the General Partner, the numerator in the fraction described above for determining the adjustment to the Adjustment Factor (that is, the Value of one (1) REIT Share of the Predecessor Entity) shall be the sum of the greatest amount of cash and the fair market value (as determined in good faith by the General Partner) of any securities and other consideration that the holder of one (1) REIT Share in the Predecessor Entity could have received in such transaction (determined without regard to any provisions governing fractional shares), provided that, for the avoidance of doubt, such requirement shall be deemed to be satisfied if holders of REIT Shares in the Predecessor Entity receive only REIT Shares in the Successor Entity (and cash in lieu of fractional shares, as applicable) as consideration in such transaction and the Adjustment Factor is adjusted appropriately to reflect the ratio at which REIT Shares of the Predecessor Entity are converted into REIT Shares of the Successor Entity.

E.             Any adjustment to the Adjustment Factor as a result of any of the events described above shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event, it being intended that adjustments to the Adjustment Factor are to be made to avoid unintended distortions to the Redemption Right as a result of transactions in which REIT Shares are issued, redeemed or exchanged without a corresponding issuance, redemption or exchange of Units. If a Specified Redemption Date shall fall between the record date and the effective date of any event of the type described above, then the Adjustment Factor applicable to such redemption shall be adjusted to take into account such event.

“Affiliate” means, with respect to any Person: (i) any Person directly or indirectly controlling, controlled by or under common control with such Person; (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person; (iii) any Person of which such Person owns or controls ten percent (10%) or more of the voting interests; or (iv) any officer, director, general partner or trustee of such Person or of any Person referred to in clauses (i), (ii), and (iii) above.

“Agreed Value” means, (i) in the case of the Initial Capital Contribution and the Contributed Property, the amount specified on Exhibit A in respect thereof, (ii) in the case of REIT Shares, the Value on the date of determination, and (iii) in the case of other assets contributed to or distributed by the Partnership, the fair market value as of the date of contribution or distribution, as reasonably determined by the General Partner, reduced by any indebtedness either assumed by the transferee upon such contribution or distribution or to which the assets are subject at the time of such contribution or distribution.

“Agreement” means this Amended and Restated Agreement of Limited Partnership, as it may be amended, supplemented or restated from time to time.

“Aggregate Unpaid Dividend Equivalent Amount” means, with respect to any Limited Partner, an amount determined as of any date equal to the cumulative amount of Dividend Equivalents during the Current Period and any period prior to the Current Period less amounts distributed to such Limited Partner pursuant to Section 5.1 and/or Section 5.2.

“Assignee” means a Person to whom all or a portion of the economic interest appurtenant to one (1) or more Limited Partner Interests has been transferred in a manner permitted under this Agreement, but who is not admitted as a Substitute Limited Partner pursuant to Section 11.4.

“Available Cash” means, with respect to any period for which such calculation is being made, all cash available for distribution by the Partnership, as reasonably determined by the General Partner, but excluding reserves which the General Partner determines in its sole and absolute discretion are necessary or appropriate (including, without limitation, for payments in respect of indebtedness, payables and other liabilities).

“AvalonBay” means AvalonBay Communities, Inc. and any Successor Entity thereto, as applicable.

“Built-in Tax Amount” means, with respect to any Limited Partner and any particular breach of Section 7.3.A, the total amount of state and federal taxes payable by such Limited Partner attributable to (i) the allocation of gain to such Limited Partner pursuant to Code Section 704(c) as a result of a taxable (or partially taxable) disposition of the Contributed Property on or before the Tax Protection Date or (ii) gain recognized by such Limited Partner under Code Section 731 as a result of the failure to maintain Qualifying Debt in an amount at least equal to the Minimum Required Debt Amount as then in effect. Notwithstanding the foregoing, such “Built-in Tax Amount” shall be reduced to reflect (i) any transfer, disposition or other event or occurrence that does not result in a breach of Section 7.3.A but that causes such Limited Partner to be allocated or recognize gain described in the preceding sentence and (ii) any adjustment under Code Section 734 or 743 for the benefit of such Limited Partner. The Built-in Tax Amount shall be computed by assuming that the gain allocated to or recognized by the Limited Partner is subject to tax at (i) an assumed effective combined federal and state tax rate of thirty-three and five-tenths percent (33.5%), or (ii) such lower amount as results from using the highest marginal rate applicable to individuals residing in the state where the Contributed Property is located and after taking into account the character of such gain (such as ordinary income, unrecaptured section 1250 gain or twenty percent (20%) rate gain) and the deductibility of state taxes for federal income tax purposes.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Capital Account” has the meaning set forth in Section 6.1.A.

“Capital Contribution” means, with respect to any Partner, the aggregate amount of cash and the Agreed Value of any other property which such Partner contributes or is deemed to contribute to the Partnership pursuant to this Agreement.

“Cash Amount” means the Value of a REIT Share on the Valuation Date.

“Cash Option” has the meaning set forth in Section 8.5.A.

“Cash Payment” has the meaning set forth in Section 8.5.A.

“Certificate” means the certificate of Limited Partnership relating to the Partnership to be filed in the office of the Delaware Secretary of State simultaneously with the effectiveness of this Agreement, as amended from time to time in accordance with the terms hereof and the Act.

“Charter” means the Articles of Incorporation of AvalonBay Communities, Inc. filed with the Maryland State Department of Assessments and Taxation, as amended, supplemented or restated from time to time, and the charter, articles or similar organizational documents with respect to any of its successors.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means the consent or approval of a proposed action by a Partner given in accordance with Section 14.2 hereof.

“Contributed Property” means, collectively, the assets contributed to the Partnership by the Limited Partners pursuant to the Transaction Agreement and any substituted basis property with respect to the Contributed Property that is treated as “section 704(c) property” with respect to the Limited Partners under Treasury Regulations Section 1.704-3(a)(8).

“Control” means the ability, whether through ownership of partnership interests, of voting securities, or otherwise, to direct the policies and management of any business entity.

“Current Period” means, as of any date, the calendar quarter in which such date falls.

“Delivery Date” means the date on which the REIT Shares are issued to a Tendering Party pursuant to Section 8.5, Section 8.6 or Section 8.7 hereof.

“Dividend Equivalent” for any calendar quarter as to any Limited Partner means the amount of distributions such Limited Partner would have received for the quarter from REIT Shares if such Partner owned the number of REIT Shares equal to the product of such Limited Partner’s Units and the Adjustment Factor for the Partner Record Date pertaining to such quarter; provided that (i) the Dividend Equivalent in respect of the quarter in which the Effective Date occurs shall be prorated to reflect only the period commencing on the Effective Date and ending on the date that is the end of such quarter and (ii) for purposes of determining any Partner’s Dividend Equivalent for any period for which AvalonBay pays a dividend with respect to REIT

Shares in which holders of REIT Shares have an option to elect to receive such dividend in cash or additional REIT Shares (other than pursuant to a dividend reinvestment program), the amount of distributions such Limited Partner shall be deemed to have received with respect to such dividend (if such Limited Partner owned the specified number of REIT Shares) shall be equal to the product of (i) the specified number of REIT Shares deemed to be owned by such Limited Partner, and (ii) the quotient obtained by dividing (a) the aggregate amount of cash paid by AvalonBay in such dividend to all holders of REIT Shares by (b) the aggregate number of REIT Shares outstanding as of the close of business on the record date for such dividend, and the Adjustment Factor shall be adjusted, in connection with the aggregate number of REIT Shares paid in such dividend to all holders of REIT Shares, in the manner provided in paragraph A of the definition thereof.

“Dividend Record Date” has the meaning set forth in Section 8.5.F.

“Exchange Act” has the meaning set forth in Section 8.5.G(4).

“Fiscal Year” has the meaning set forth in Section 9.2.

“Form of Investor Questionnaire” has the meaning set forth in Section 8.5.B.

“Future Operating Partnership” has the meaning set forth in Section 7.1.B(3).

“General Partner” means Aqua GP, LLC, in its capacity as the general partner of the Partnership, or its successor as general partner of the Partnership.

“General Partner Interest” means the Partnership interest held by the General Partner. Any Limited Partner Interest acquired by the General Partner shall become part of its General Partner Interest.

“General Partner Loan” has the meaning set forth in Section 4.2.B.

“General Partner Priority Return” means, with respect to the General Partner, an annual compounded rate of return of twenty percent (20.0%) on the Unrecovered Capital Amount of the General Partner.

“General Partner Unrecovered Capital Amount” means the Capital Contributions of the General Partner less the aggregate distributions to the General Partner pursuant to Section 5.1.C(3) or Section 5.2 (following payment in full of the General Partner Priority Return). The General Partner Unrecovered Capital Amount shall be further adjusted as provided in Section 8.5.C, Section 8.5.K and Section 8.7.

“GP Election” has the meaning set forth in Section 8.5.C.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

“Immediate Family” means, with respect to any natural Person, such Person’s spouse, the natural or adoptive parents of such Person or his or her spouse and the descendants, nephews, nieces, brothers and sisters of such Person and trusts for the benefit of any of the foregoing. For purposes of this definition, descendants shall include all descendants whether by blood or adoption or step-descendants by marriage, civil union, domestic partnership or equivalent status.

“Incapacity” or “Incapacitated” means: (i) as to any individual Partner, death, total physical disability or entry by a court of competent jurisdiction adjudicating him incompetent to manage his Person or his estate; (ii) as to any corporation which is a Partner, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter; (iii) as to any partnership which is a Partner, the dissolution and commencement of winding up of the partnership; (iv) as to any estate which is a Partner, the distribution by the fiduciary of the estate’s entire interest in the Partnership; (v) as to any trustee of a trust which is a Partner, the termination of the trust (but not the substitution of a new trustee); or (vi) as to any Partner, the bankruptcy of such Partner. For purposes of this definition, bankruptcy of a Partner shall be deemed to have occurred when: (a) the Partner commences a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect; (b) the Partner is adjudged as bankrupt or insolvent, or a final order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Partner that is or has become nonappealable; (c) the Partner executes and delivers a general assignment for the benefit of the Partner’s creditors; (d) the Partner files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Partner in any proceeding filed against the Partner or Assignee seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect; (e) the Partner seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Partner or for all or any substantial part of the Partner’s assets; (f) any proceeding seeking liquidation, reorganization or other relief of or against such Partner under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within one hundred twenty (120) days after the commencement thereof; (g) the appointment, without the Partner’s consent or acquiescence, of a trustee, receiver or liquidator for the Partner or for all or a substantial part of the Partner’s assets which has not been vacated or stayed within ninety (90) days of such appointment; or (h) an appointment referred to in clause (g) which has been stayed but is not vacated within ninety (90) days after the expiration of any such stay.

“Indemnitee” means any Person made a party to a proceeding by reason of his, her or its status as the General Partner, or as a partner, director, trustee, agent or officer of the Partnership or the General Partner, or as a stockholder, director or officer of AvalonBay or any other member or Affiliate of the General Partner (or, in each case, by reason of such Person formerly having such status).

“Initial Capital Contribution” means the cash, properties or other assets contributed by the General Partner to the Partnership under the terms of the Transaction Agreement and as set forth on Exhibit A.

“Investment Documents” has the meaning set forth in Section 11.4 hereof.

“IRS” means the U.S. Internal Revenue Service.

“judicial review” has the meaning set forth in Section 10.3.B(1).

“Limited Partner” shall mean each Initial Limited Partner of the Partnership or any Substitute Limited Partner, in such Person’s capacity as a Limited Partner of the Partnership.

“Limited Partner Interest” means a Partnership interest of a Limited Partner in the Partnership, including any and all benefits to which the holder of such a Partnership interest may be entitled, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

“Liquidating Event” has the meaning set forth in Section 13.1.

“Liquidator” has the meaning set forth in Section 13.2.

“Minimum Required Debt Amount” has the meaning set forth in Section 7.3.A.

“Notice of Redemption” has the meaning set forth in Section 8.5.B.

“Ownership Limit” means, as of any date, the restrictions on ownership of shares of capital stock AvalonBay imposed under its Charter as of such date.

“Partner” means a General Partner or a Limited Partner, and “Partners” means the General Partner and the Limited Partners, collectively.

“Partner Record Date” has the meaning set forth in Section 5.1.B.

“Partnership Merger” has the meaning set forth in Section 7.1.A(13).

“Percentage Interest” means, with respect to a Limited Partner, the amount expressed, as a percentage, determined by dividing such Limited Partner’s number of Units by the aggregate number of Units held by all Limited Partners.

“Permitted Transferee” has the meaning set forth in Section 11.3.B.

“Predecessor Entity” has the meaning set forth in the definition of “Adjustment Factor.”

“tax audit” has the meaning set forth in Section 10.3.B(1).

“Person” means an individual or a corporation, limited liability company, partnership, trust, unincorporated organization, association or other entity.

“Qualifying Debt” has the meaning set forth in Section 7.3.A.

“Qualifying Party” means any Limited Partner as of the Effective Date and its Permitted Transferees and any Substitute Limited Partner.

“Redemption Right” has the meaning set forth in Section 8.5.A.

“Registration Rights Agreement” means the Registration Rights Agreement attached hereto as Exhibit F.

“Regulations” means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (and, to the extent necessary or appropriate to preserve the Partners’ intended agreement, corresponding provisions of succeeding regulations).

“Related Party” means, with respect to any Person, any other Person whose ownership of shares of AvalonBay’s capital stock would be attributed to the first such Person under either Code Section 544 (as modified by Code Sections 856(h)(1)(B) and 856 (h)(3)) or Code Section 318 (as modified by Code 856(d)(5)).

“REIT” means a real estate investment trust qualifying under Code Section 856.

“REIT Election” shall have the meaning set forth in Section 8.5.C.

“REIT Share” means a share of AvalonBay’s common stock, which as of the Effective Date has a par value of $0.01 per share.

“REIT Shares Amount” means a number of REIT Shares equal to the product of (i) the number of Tendered Units and (ii) the Adjustment Factor; provided, that if AvalonBay issues REIT Share Rights to all holders of REIT Shares, with the record date for such REIT Share Rights issuance falling within the period starting on the Specified Redemption Date but prior to the Delivery Date, then the REIT Shares Amount shall also include such REIT Share Rights that a holder of that number of REIT Shares would be entitled to receive, expressed, where relevant hereunder, in a number of REIT Shares determined by AvalonBay in good faith; provided, further, that in the event that in connection with the exercise of Redemption Rights an adjustment would be made to the Adjustment Factor in respect of REIT Share Rights issued prior to the pertinent Specified Redemption Date, no further adjustment shall be made to the Adjustment Factor in respect of such REIT Share Rights.

“REIT Share Rights” shall mean any rights, options, warrants or convertible or exchangeable securities issued by AvalonBay which entitle the holders thereof to subscribe for, purchase or otherwise acquire REIT Shares, but may, in the sole and absolute discretion of AvalonBay, exclude any preferred stock purchase rights distributed or redeemed pursuant to a shareholder rights plan.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Specified Redemption Date” means the thirtieth (30th) Business Day after receipt by the General Partner and AvalonBay of a Notice of Redemption; provided, that if AvalonBay combines or divides its outstanding REIT Shares, no Specified Redemption Date shall occur after the record date of such combination of REIT Shares and prior to the effective date of such combination.

“Substitute Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership from and after the date of this Agreement pursuant to Section 11.4.

“Successor Entity” has the meaning set forth in the definition of “Adjustment Factor.”

“Tax Loan” has the meaning set forth in Section 8.8.B.

“Tax Payment Date” has the meaning set forth in Section 8.8.A.

“Tax Protection Date” has the meaning set forth in Section 7.3.A.

“Tendered Units” has the meaning set forth in Section 8.5.A hereof.

“Tendering Party” has the meaning set forth in Section 8.5.A hereof.

“Transaction” has the meaning set forth in Section 14.3 hereof.

“Transaction Agreement” means the Transaction Agreement, dated as of February 26, 2025, by and among AvalonBay, the Partnership, BSR Real Estate Investment Trust, BSR Trust, LLC, BSR Holdco, LLC and certain holders party thereto, as amended, supplemented or modified.

“Transfer,” when used with respect to all or any portion of a Partnership interest, means, subject to the terms of this definition below, any transaction in which a Partner or Assignee assigns all or any portion of his or its Partnership interest to another Person and includes any sale, assignment, bequest, conveyance, devise, gift (outright or in trust), pledge, encumbrance, hypothecation, mortgage, exchange, transfer or other disposition or act of alienation, whether voluntary or involuntary or by operation of law. When the term “Transfer” is used in Article 11 hereof, Transfer shall not mean (i) any redemption of Limited Partner Interests by the Partnership pursuant to Section 8.5 hereof or (ii) any exchange of Limited Partner Interests pursuant to Section 8.6 or Section 8.7 hereof. The terms “Transferred” and “Transferring” have correlative meanings.

“Units” means units of Limited Partner Interest. The number of Units issued to each Limited Partner on the Effective Date is set forth on Exhibit A. A Limited Partner’s Units shall be adjusted to reflect any redemptions, exchanges or other transfers of Units with respect to such Limited Partner. Units acquired by the General Partner or the Partnership pursuant to Section 8.5, Section 8.6, Section 8.7 or otherwise shall not be counted as outstanding Units.

“UPREIT Conversion” has the meaning set forth in Section 7.1.B(3).

“Valuation Date” means (i) for an exchange or redemption under Section 8.5 or Section 8.6, the date of receipt by the General Partner of the corresponding Notice of Redemption or, if such date is not a Business Day, the immediately preceding Business Day and (ii) in any other case, the date specified in this Agreement.

“Value” means, on any Valuation Date with respect to a REIT Share, the average of the daily market prices for ten (10) full consecutive trading days immediately preceding the Valuation Date. The market price for any such trading day shall be the closing price on the New York Stock Exchange (or such other primary exchange or market system on which the REIT Shares are traded if they are no longer traded on the New York Stock Exchange) on such day. In the event that REIT Shares are not listed on any exchange or market system and/or there is no closing price reported on such day, Value means fair market value as of the Valuation Date as reasonably determined by the General Partner acting in good faith.

“Withholding Loan” has the meaning set forth in Section 10.4.

ARTICLE 2 - ORGANIZATION

Section 2.1.         Formation

The Partners hereby continue a limited partnership under and pursuant to the Act. Except as expressly provided herein to the contrary, the rights and obligations of the Partners and the Assignees and the administration and termination of the Partnership shall be governed by the Act. The Partnership interest of each Partner shall be personal property for all purposes.

Section 2.2.         Name

The name of the Partnership shall be Aqua DownREIT, L.P. The General Partner in its sole and absolute discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change.

Section 2.3.         Registered Office and Agent; Principal Office

The address of the registered office of the Partnership in the State of Delaware and the name and address of the registered agent for service of process on the Partnership in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The principal office of the Partnership shall be c/o AvalonBay Communities, Inc., 4040 Wilson Blvd., Suite 1000 Arlington, Virginia 22203, or such other place as the General Partner may from time to time designate and shall notify the Limited Partners of such change. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems advisable.

Section 2.4.         Term

The term of the Partnership shall commence as of the time the Certificate is filed with the Delaware Secretary of State and shall continue in perpetuity unless the Partnership is dissolved sooner pursuant to the provisions of Article 13 or as otherwise provided by law.

ARTICLE 3 - PURPOSE

Section 3.1.         Purpose and Business

The purpose and nature of the business to be conducted by the Partnership is to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Act including, without limitation, (i) to acquire the Initial Capital Contribution and the Contributed Property (including, without limitation, all related improvements, facilities and rights) in the manner contemplated by the Transaction Agreement, (ii) to own, lease, operate, maintain, repair and otherwise deal with the Initial Capital Contribution and the Contributed Property and any successor properties, (iii) to carry on other business typical for an owner or operator of properties similar to the Initial Capital Contribution and the Contributed Property, including acquiring, managing and disposing of other properties and (iv) to do other things incident to the other purposes enumerated in this Section 3.1; provided, that such business shall be conducted in such a manner as to permit AvalonBay at all times to be classified as a REIT, unless AvalonBay ceases to qualify as a REIT for reasons other than the conduct of the business of the Partnership. In connection with the foregoing, and without limiting AvalonBay’s right, in its sole discretion, to cease qualifying as a REIT, the Partners acknowledge AvalonBay’s current status as a REIT inures to the benefit of all of the Partners and not solely the General Partner.

Section 3.2.         Powers

The Partnership is empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to, or convenient for the furtherance and accomplishment of, the purposes and business described herein and for the protection and benefit of the Partnership, including, without limitation, borrowing money to finance the properties of the Partnership and the conduct of the Partnership’s business, subject to any limitations contained in this Agreement, provided, that the Partnership shall not take any action which, in the judgment of the General Partner, in its sole and absolute discretion, (a) could adversely affect the ability of AvalonBay to continue to qualify as a REIT, (b) could subject AvalonBay or the General Partner to any additional taxes under Section 857 or Section 4981 of the Code (or comparable provisions of state law), or (c) could violate any law or regulation of any governmental body or agency having jurisdiction over AvalonBay or the General Partner or securities issued by AvalonBay or the General Partner unless such action (or inaction) shall have been specifically consented to by the General Partner in writing.

ARTICLE 4 - CAPITAL CONTRIBUTIONS

Section 4.1.         Capital Contributions of the Partners

A.             Upon the execution and delivery of this Agreement and in accordance with the terms of the Transaction Agreement, (i) the General Partner shall contribute the Initial Capital Contribution to the Partnership and (ii) the Limited Partners shall contribute the Contributed Property to the Partnership. The Partners agree that Exhibit A reflects the cash amount and Agreed Value of the property, as applicable, attributable to each Partner as represented by the Initial Capital Contribution and Contributed Property, with the result being that as of the Effective Date, the General Partner and each of the Limited Partners shall be deemed to have made the Capital Contribution and own that number of Units, as applicable, set forth on Exhibit A.

B.             The Partners shall have no obligation to make any additional Capital Contributions, loans or other advances to the Partnership.

Section 4.2.         Discretionary Capital Contributions and General Partner Loans

A.             The General Partner shall have the right to make Capital Contributions to the Partnership in its sole discretion, and any such Capital Contributions shall be, as of the date contributed, included in the General Partner Unrecovered Capital Amount, as the case may be. Limited Partners shall have no preemptive or similar rights with respect to any additional Capital Contributions to the Partnership.

B.             The General Partner, AvalonBay or any of their respective Affiliates may (but is under no obligation to) lend additional funds to the Partnership (each such loan, a “General Partner Loan”) to the extent necessary or desirable as reasonably determined by the General Partner to meet the Partnership’s capital requirements. A Person making a General Partner Loan shall be treated as a third-party lender to the Partnership (with all attendant rights, privileges and remedies). All General Partner Loans made pursuant to this Section 4.2.B. shall be on terms and conditions reasonably determined by the General Partner in good faith.

Section 4.3.         Loans from Third Parties

Subject to Section 7.3, and without limiting the provisions of Section 4.2B above, the Partnership may incur debt, or enter into other credit, guarantee, financing or refinancing arrangements for any purpose consistent with the stated business purpose of the Partnership from any Person that is not the General Partner or an Affiliate of the General Partner upon such terms as the General Partner determines appropriate; provided, that the Partnership shall not incur any debt or enter into any such other arrangements if a breach, violation or default would be deemed to occur under this Agreement as a result thereof or if a breach, violation or default under such debt or other arrangement would be deemed to occur by virtue of the transfer or redemption of any Units by the Limited Partners in accordance with the provisions of this Agreement.

ARTICLE 5 - DISTRIBUTIONS

Section 5.1.         Distributions of Available Cash

A.             The General Partner shall cause the Partnership to distribute at least quarterly in arrears out of its Available Cash generated by the Partnership during each quarter (to the extent thereof) an amount equal to the amount to be distributed under Section 5.1.C(1).

The General Partner in its discretion may cause the Partnership to distribute any remaining Available Cash for such quarter. Notwithstanding the foregoing, the General Partner shall be under no obligation to cause the Partnership to make any distributions under Section 5.1.C(1) to any Partner that has not timely delivered to the General Partner all of the tax and other financial information required to be provided pursuant to the Transaction Agreement (but any such distribution which otherwise would have been distributed shall be distributed to the Partner, in one cumulative lump sum without benefit of interest thereon, promptly after the General Partner receives such tax and financial information).

B.             Distributions pursuant to this Section 5.1 for a quarter shall be made to the Partners of record on the record date for the regular quarterly dividend paid by AvalonBay to its holders of REIT Shares for such quarter (the “Partner Record Date”), and shall be paid on the payment date for such dividend for such quarter.

C.             All distributions other than distributions pursuant to Section 5.2 shall be paid in the following order and priority:

(1)             First, if any Aggregate Unpaid Dividend Equivalent Amounts exist with respect to the Limited Partners, one hundred percent (100%) to the Limited Partners in proportion to and to the extent of their respective Aggregate Unpaid Dividend Equivalent Amounts until no Aggregate Unpaid Dividend Equivalent Amounts exist;

(2)             Second, one hundred percent (100%) to the General Partner to the extent of the General Partner’s accrued but unpaid General Partner Priority Return (as determined as of the close of the quarter corresponding to the applicable Partner Record Date); and

(3)             Thereafter, one percent (1.0%) to the Limited Partners in proportion to their Percentage Interests and ninety nine percent (99.0%) to the General Partner.

Section 5.2.         Liquidating Distributions

Upon a Liquidating Event, after payment of, or adequate provision for, debts and obligations of the Partnership, including any Partner loans, each as reasonably determined by the General Partner, any remaining assets of the Partnership shall be distributed to all Partners with positive Capital Accounts in accordance with their respective positive Capital Account balances. For purposes of the preceding sentence, the Capital Account of each Partner shall be determined after all adjustments made in accordance with Article 6 resulting from Partnership operations and from all sales and dispositions of all or any part of the Partnership’s assets. To the extent deemed advisable by the General Partner, appropriate arrangements (including the use of a liquidating trust) may be made to assure that adequate funds are available to pay any contingent debts or obligations.

ARTICLE 6 - CAPITAL ACCOUNTS AND ALLOCATIONS

Section 6.1.        Capital Accounts

A.            A separate capital account (each, a “Capital Account”) shall be maintained for each Partner in accordance with the rules of Treasury Regulations Section 1.704-1(b)(2)(iv). This Section 6.1 shall be interpreted and applied in a manner consistent with such Treasury Regulations.

B.            The Partnership may adjust the Capital Accounts of its Partners to reflect revaluations of the Partnership property whenever the adjustment would be permitted under Treasury Regulations Section 1.704-1(b)(2)(iv)(f). In the event that the Capital Accounts of the Partners are so adjusted, (i) the Capital Accounts of the Partners shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain or loss, as computed for book purposes, with respect to such property and (ii) the Partners’ distributive shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to such property shall be determined so as to take account of the variation between the adjusted tax basis and book value of such property in the same manner as under Section 704(c) of the Code. In the event of a redemption or exchange of Units pursuant to Section 8.5 or 8.6, the General Partner may make such other adjustments to the Capital Accounts as it determines are necessary or appropriate to reflect the Partners’ economic arrangement. In the event that Code Section 704(c) applies to Partnership property, the Capital Accounts of the Partners shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property.

C.             The Capital Accounts shall be maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Partners. Notwithstanding any provision contained herein to the contrary, no Partner shall be required to restore any negative balance in its Capital Account.

Section 6.2.        Distributive Shares

A.            Income. Subject to Sections 6.2.C and 6.2.D below, and after giving effect to the regulatory allocations, if any, required under Section 6.2.E, items of income or gain for the taxable year shall be allocated as follows:

(1)            First, to each Limited Partner in the amount, if any, by which (a) the sum of (i) the cumulative distributions to such Limited Partner pursuant to Section 5.1.C(1)  with respect to periods ending on or before the close of the taxable year plus (ii) any Aggregate Unpaid Dividend Equivalent Amount of such Limited Partner at the close of such taxable year exceeds (b) the aggregate items of income or gain previously allocated to such Limited Partner pursuant to this Section 6.2.A(1), and, as among the Limited Partners, in proportion to their relative excess amounts;

(2)            Second, to the General Partner in the amount, if any, by which (a) the sum of (i) the cumulative distributions to the General Partner pursuant to Section 5.1.C(2) with respect to periods ending on or before the close of the taxable year plus (ii) any accrued but unpaid General Partner Priority Return of the General Partner at the close of such taxable year exceeds (b) the aggregate items of income or gain previously allocated to the General Partner pursuant to this Section 6.2.A(2); and

(3)            Thereafter, one percent (1.0%) to the Limited Partners in proportion to their respective Percentage Interests and ninety nine percent (99.0%) to the General Partner.

B.             Losses. Subject to Section 6.2.C and Section 6.2.D, and after giving effect to the regulatory allocations, if any, required under Section 6.2.E, items of deduction or loss for the taxable year shall be allocated as follows:

(1)            First, one percent (1.0%) to the Limited Partners in proportion to their respective Percentage Interests and ninety nine percent (99.0%) to the General Partner until the aggregate items of deduction or loss allocated to the Limited Partners pursuant to this Section 6.2.B(1) equals the aggregate items of income or gain allocated to the Limited Partners pursuant to Section 6.2.A(3); and

(2)            Thereafter, one hundred percent (100%) to the General Partner.

C.             Income and Loss Following Liquidating Event.  Notwithstanding anything contained in Section 6.2.A and Section 6.2.B, all items of income gain, deduction or loss arising in or after a taxable year that includes a Liquidating Event (and, to the extent necessary and permitted under Code Section 761(c), the prior taxable year) shall be allocated among the Partners as reasonably determined by the General Partner so that, to the maximum extent possible, after giving effect to the allocation of all items but before adjusting the Capital Accounts to reflect liquidating distribution(s) under Section 5.2, the Capital Account balance of each Partner is positive in the amount that such Partner receives pursuant to Section 5.2 (or is negative in the amount that such Partner or its Affiliates is required to contribute to the Partnership in connection with the liquidation of the Partnership). This Section 6.2.C is intended to result in a final Capital Account balance of zero for each Partner and shall be interpreted and applied consistently with such intent.

D.            Loss Limitations. No allocation of deduction or loss shall be made pursuant to Section 6.2.B to the extent that it causes or increases a deficit balance in the General Partner’s Adjusted Capital Account. To the extent an allocation of deduction or loss would cause the Adjusted Capital Account balance of the General Partner to have a deficit balance, such item shall be allocated to the Limited Partners with positive balances in their Adjusted Capital Accounts in proportion therewith and to the extent thereof, and thereafter pursuant to Section 6.2.E(5). In the event that deduction or loss is allocated to a Limited Partner pursuant to this Section 6.2.D, the next available items of income and gain shall be allocated to such Limited Partners until the aggregate items of income or gain allocated to such Limited Partners pursuant to this Section 6.2.D equals the aggregate items of deduction or loss allocated to such Limited Partners under this Section 6.2.D, and, as among all such Limited Partners, in proportion to their relative allocation of deduction or loss under this Section 6.2D;

E.             Regulatory Allocations. Except as otherwise provided in this Agreement, the following regulatory allocations will be made in the following order and priority:

(1)            Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Article 6, if there is a “net decrease in minimum gain” for the taxable year within the meaning of Treasury Regulations Section 1-704-2(f)(1), each Partner shall be specially allocated items of Partnership income and gain for that period (and, if necessary, subsequent periods) as required under Treasury Regulations Section 1.704-2(f).

(2)            Partner Nonrecourse Debt Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.2 (other than Section 6.2.E(1), which shall be applied before this Section 6.2.E(2)), if there is a “net decrease in partner nonrecourse debt minimum gain” during the taxable year within the meaning of Treasury Regulations Section 1.704-2(i)(4), each Partner shall be specially allocated items of Partnership income and gain for that period (and, if necessary, subsequent periods) as required under Treasury Regulations Section 1.704-2(i).

(3)            Qualified Income Offset.       If a Partner unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), respectively, such Person shall be specially allocated items of Partnership income and gain in the amount and manner, required by Treasury Regulations Section 1-704-1(b)(2)(ii)(d).

(4)            Partner Nonrecourse Deductions. Notwithstanding anything to the contrary in this Agreement, “partner nonrecourse deductions” within the meaning of Treasury Regulations Section 1.704-2(i)(2) shall be allocated to the Partner(s) who bear the economic risk of loss with respect to the liability or liabilities to which the Partner Nonrecourse Deductions are attributable, in accordance with Treasury Regulations Section 1.704-2(i).

(5)            Nonrecourse Deductions. “Nonrecourse deductions” within the meaning of Treasury Regulations Section 1.704-2(b)(1) shall be allocated one hundred percent (100%) to the General Partner.

F.             Code Section 704(b). The allocations set forth in Sections 6.2.A through 6.2.E are intended to comply with the requirements of Code Section 704(b) and Treasury Regulations Sections 1.704-1(b). In the event that the General Partner reasonably determines that any such allocation would not comply with such requirements, the General Partner is authorized to make such special allocations of items of income, gain, loss or deduction as the General Partner reasonably determines are necessary or appropriate in order for the Partnership’s allocations to comply with Code Section 704(b).

G.            Code Section 704(c). The Partnership shall elect the traditional method under Treasury Regulations Section 1.704-3(b) to eliminate the book-tax disparity with respect to the Contributed Property.

H.            Other Allocation Rules. Unless otherwise determined by the General Partner, for purposes of determining the items of income, gain, loss and deduction allocable to any period, items of income, gain, loss and deduction will be determined on a daily basis under Code Section 706 and the related Treasury Regulations.

I.            Partner Acknowledgment. The Partners agree to be bound by the provisions of this Article 6 in reporting their shares of Partnership income, gain, loss, deduction and other allocations for income tax purposes.

ARTICLE 7 - MANAGEMENT AND OPERATIONS OF BUSINESS

Section 7.1. Management

A.            Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership are and shall be exclusively vested in the General Partner. No Limited Partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership. The General Partner may not be removed by the Limited Partners with or without cause. In addition to the powers now or hereafter granted a general partner of a limited partnership under the Act or any other applicable law, or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to the other terms and conditions of this Agreement, shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership, to exercise all powers set forth in Section 3.2 hereof and to effectuate the purposes set forth in Section 3.1 hereof, including, without limitation:

(1)            the making of any expenditures (including, without limitation, making prepayments on loans), the borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidence of indebtedness (including the securing of the same by deed, mortgage, deed of trust or other lien or encumbrance on the Partnership’s assets) and the incurring of any obligations it deems necessary for the conduct of the activities of the Partnership;

(2)             the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(3)             subject to Section 7.3, the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any assets of the Partnership (including the exercise or grant of any conversion, option, privilege, or subscription right or other right available in connection with any assets at any time held by the Partnership);

(4)             the use of the assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms it sees fit, including, without limitation, the financing of the conduct of the operations of the Partnership and the repayment of obligations of the Partnership;

(5)             the management, operation, leasing, landscaping, repair, alteration, demolition or improvement of any real property or improvements owned by the Partnership;

(6)             the making, negotiation, execution and performance of any contracts, conveyances or other instruments that the General Partner considers useful or necessary to the conduct of the Partnership’s operations or the implementation of the General Partner’s powers under this Agreement, including contracting with contractors, developers, consultants, accountants, legal counsel, other professional advisors and other agents and the payment of their expenses and compensation out of the Partnership’s assets;

(7)             the distribution of Partnership cash or other Partnership assets in accordance with this Agreement;

(8)             holding, managing, investing and reinvesting cash and other assets of the Partnership;

(9)             the collection and receipt of revenues and income of the Partnership;

(10)           the selection and dismissal of employees of the Partnership (including, without limitation, employees having titles such as “president,” “vice president,” “secretary” and “treasurer” of the Partnership), and agents, outside attorneys, accountants, consultants and contractors of the Partnership, and the determination of their compensation and other terms of employment or hiring;

(11)          the maintenance of such insurance for the benefit of the Partnership and the Partners as it deems necessary or appropriate;

(12)          the control of any matters affecting the rights and obligations of the Partnership, including the settlement, compromise, submission to arbitration or any other form of dispute resolution, or abandonment of, any claim, cause of action, liability, debt or damages, due or owing to or from the Partnership, the commencement or defense of suits, legal proceedings, administrative proceedings, arbitration or other forms of dispute resolution, and the representation of the

Partnership in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurring of legal expense, and the indemnification of any Person against liabilities and contingencies to the extent permitted by this Agreement;

(13)          subject to Section 7.1.B, to merge, consolidate or combine the Partnership with and into another Person (a “Partnership Merger”), including effecting the UPREIT Conversion as described below;

(14)          the determination of the fair market value of any Partnership property distributed in kind using such reasonable method of valuation as the General Partner may adopt;

(15)          the exercise, directly or indirectly, through any attorney-in-fact acting under a general or limited power of attorney, of any right, including the right to vote, appurtenant to any asset or investment held by the Partnership; and

(16)          the making, execution and delivery of any and all deeds, leases, notes, mortgages, deeds of trust, security agreements, conveyances, contracts, guarantees, warranties, indemnities, waivers, releases or legal instruments or agreements in writing necessary or appropriate, in the judgment of the General Partner, for the accomplishment of any of the powers of the General Partner enumerated in this Agreement.

B.             The General Partner  may not effect or cause to be effected a Partnership Merger except:

(1)          with the consent of the Limited Partners (excluding any Limited Partner who also is an Affiliate of the General Partner) holding at least a majority of the Percentage Interests of the Limited Partners (excluding any Limited Partner who also is an Affiliate of the General Partner);

(2)           in connection with a Transaction; or

(3)           a Partnership Merger of the Partnership with and into a direct or indirect subsidiary of AvalonBay designated by AvalonBay to become AvalonBay’s future operating partnership entity (such entity, the “Future Operating Partnership”) in connection with a restructuring of AvalonBay and its subsidiaries (whether or not such restructuring is related to or connected with a separate contribution transaction involving AvalonBay or any of its subsidiaries, including a transaction pursuant to which a third party is issued equity interests) into an umbrella partnership real estate investment trust structure, pursuant to which Limited Partners will receive, in exchange for their Units, equity interests in the Future Operating Partnership that (x) are common equity interests of the same class and with the same terms as those received by other equityholders in the Future

Operating Partnership (i.e., common units in the Future Operating Partnership), (y) may be redeemed by the holder for cash or, at the election of AvalonBay or the general partner or managing member of the Future Operating Partnership, REIT Shares, and (z) are a number of units in the Future Operating Partnership equal to each such Limited Partner’s Units multiplied by the then-current Adjustment Factor (such Partnership Merger, the “UPREIT Conversion”).

C.              Each of the Limited Partners agrees that the General Partner is authorized to execute, deliver and perform the above-mentioned agreements and transactions on behalf of the Partnership without any further act, approval or vote of the Partners, notwithstanding any other provision of this Agreement (except as provided in Section 7.1B and Section 7.3), the Act or any applicable law, rule or regulation, to the fullest extent permitted under the Act or other applicable law, rule or regulation. The execution, delivery or performance by the General Partner or the Partnership of any agreement authorized or permitted under this Agreement shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement or of any duty stated or implied by law or equity so long as such execution, delivery or performance has been undertaken by the General Partner in good faith.

D.              At any and all times from and after the date hereof, the General Partner may cause the Partnership to establish and maintain working capital accounts and other cash or similar balances in such amounts as the General Partner, in its sole and absolute discretion, deems appropriate and reasonable from time to time.

E.              The Limited Partners expressly acknowledge that in exercising its authority under this Agreement, the General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner or Assignee of any action taken by it. Except as provided in Section 7.3, the General Partner and the Partnership shall not have liability to a Limited Partner or Assignee under any circumstances as a result of an income tax liability incurred by such Limited Partner or Assignee as a result of an action (or inaction) by the General Partner taken pursuant to its authority under this Agreement.

Section 7.2.         Certificate of Limited Partnership

If required by the Act, the General Partner shall file, simultaneously herewith, an amendment to the Certificate with the Secretary of State of Delaware. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware, any other state or any other jurisdiction, in which the Partnership may elect to do business or own property. To the extent that such action is deemed necessary or advisable by the General Partner, the General Partner shall file amendments to and restatements of the Certificate and do all of the things to maintain the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) under the laws of the State of

Delaware and each other state and each other jurisdiction in which the Partnership may elect to do business or own property.

Section 7.3.         Restrictions on General Partner Authority

A.            Except as provided in Article 11 or Article 13 hereof, until the seven year anniversary of the Effective Date (the “Tax Protection Date”), the Partnership (i) shall not sell, exchange or otherwise dispose of the Contributed Property or any interest therein, except as a result of a casualty loss, title loss, exercise of eminent domain or other involuntary transaction, in a manner that causes the Partnership to recognize gain allocable to a Limited Partner under Code Section 704(c), and (ii) shall maintain nonrecourse debt within the meaning of Code Section 752 (“Qualifying Debt”) in the aggregate amount of $[193,000,000]1 (the “Minimum Required Debt Amount”); provided, that conduct otherwise constituting a breach of this Section 7.3.A. shall not be deemed a breach thereof if the Partnership subsequently makes the payments (if any) required under Section 8.8 with respect to such breach. The Minimum Required Debt Amount shall be reduced by (i) any regularly scheduled principal payments on any Qualifying Debt that was outstanding on the Effective Date (regardless of whether such payments are actually made or such debt remains outstanding) and (ii) any reductions in the negative tax capital accounts of the Limited Partners, including without limitation, upon the death of a Limited Partner. A failure to maintain Qualifying Debt in the Minimum Required Debt Amount that results from otherwise Qualifying Debt becoming “partner nonrecourse debt” within the meaning of Treasury Regulations Section 1.704-2 with respect to a Limited Partner that is not an Affiliate of the General Partner shall not constitute a breach of this Section 7.3.A.

B.             A refinancing of any Qualifying Debt with recourse debt within the meaning of Code Section 752 shall not constitute a breach of Section 7.3.A provided that prior to such refinancing there is replacement debt that meets the requirements of Section 1.3 of the form of Reimbursement Agreement attached as Exhibit B (Section A) and the General Partner offers the Limited Partners the opportunity to enter into Reimbursement Agreements in such form. The aggregate reimbursement offered to the Limited Partners shall be the excess of the then Minimum Required Debt Amount over the reduction in Qualifying Debt that would otherwise result from the refinancing, and shall be allocated among the Limited Partners in proportion to their Percentage Interests. Replacement debt that satisfies the requirements of the preceding two sentences shall thereafter be deemed to qualify as Qualifying Debt. The Minimum Required Debt Amount then in effect shall be reduced to the extent the Limited Partners do not agree to enter into such reimbursement obligations.

C.            Section 8.8 shall be the sole and exclusive remedy available to the Limited Partners in the event of a breach by the General Partner of Section 7.3.A.

1  To be reduced as mutually agreed by AVB and BSR at Closing to give effect to the elections of Participating Unitholders.

Section 7.4.         Reimbursement of the General Partner

A.            Except as provided in this Section 7.4 and elsewhere in this Agreement (including the provisions of Article 5 and Article 6 regarding distributions, payments, and allocations to which it may be entitled), the General Partner shall not be compensated for its services as general partner of the Partnership.

B.            The General Partner shall be reimbursed on a monthly basis, or such other basis as it may determine in its sole and absolute discretion, for all out-of-pocket expenses incurred by the General Partner on behalf of the Partnership with respect to the ownership and operation of the properties of the Partnership or for the benefit of the Partnership; provided, that expenses of Affiliates of the General Partner shall be subject to the terms of Section 7.5.

Section 7.5.         Contracts with Affiliates

A.            Except as expressly permitted by this Agreement, neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, or enter into any other transaction with the Partnership except pursuant to transactions that are on terms and conditions that are fair and reasonable for the Partnership.

B.            The General Partner and its Affiliates may perform services for the Partnership and/or tenants of the Partnership’s properties and shall be entitled to receive compensation therefor that is comparable to the compensation that could be attained on an arms-length, fair market value basis.

Section 7.6.         Indemnification

A.            To the fullest extent permitted by Delaware law, the Partnership shall indemnify each Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the Partnership or its business, affairs, properties or operations, or to indebtedness or obligations of the Partnership for which the Indemnitee is or is alleged to be liable, in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnitee, pursuant to a loan guaranty or otherwise for any indebtedness or obligations of the Partnership (including, without limitation, any indebtedness or obligations which the Partnership has assumed or taken subject to), and the General Partner is hereby authorized and empowered, on behalf of the Partnership, to enter into one or more indemnity agreements consistent with the provisions of this Section 7.6 in favor of any Indemnitee having or potentially having liability for any such indebtedness or obligations. Any indemnification pursuant to this Section 7.6 shall be made only out of the assets of the Partnership, and neither the General Partner, the General Partner’s Affiliates nor any

Limited Partner shall have any obligation to contribute to the capital of the Partnership, or otherwise provide funds, to enable the Partnership to fund its obligations under this Section 7.6.

B.            Reasonable expenses incurred by an Indemnitee who is a party to a proceeding shall be paid or reimbursed by the Partnership from time to time as expenses are incurred, which the parties hereto acknowledge may be in advance of the final disposition of the proceeding.

C.            The indemnification provided by this Section 7.6 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in a capacity which entitles it to indemnity hereunder.

D.            The Partnership may, but shall not be obligated to, purchase and maintain insurance on behalf of the Indemnitees against any liability that may be asserted against one (1) or more Indemnitees or expenses that may be incurred by one (1) or more Indemnitees.

E.            In no event may an Indemnitee subject any of the Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

F.            An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.6 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

G.            The provisions of this Section 7.6 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this Section 7.6 or any provision hereof shall be prospective only and shall not in any way affect the Partnership’s liability to any Indemnitee under this Section 7.6, as in effect immediately prior to such amendment, modification, or repeal with respect to matters occurring or liability undertaken, in whole or in part, prior to such amendment, modification or repeal, regardless of when claims related thereto may arise or be asserted.

Section 7.7.         Liability of the General Partner

A.            Notwithstanding anything to the contrary set forth in this Agreement, neither the General Partner nor any Indemnitee (each of whom is an intended third party beneficiary) shall be liable for monetary damages to the Partnership, any Partners or any Assignees for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the General Partner or such Indemnitee, as applicable, acted in good faith.

B.            The Limited Partners, for themselves and the Assignees, expressly acknowledge and agree that the General Partner is acting on behalf of the Partnership and the General Partner’s members, including AvalonBay and its stockholders collectively, that

(notwithstanding applicable law in the absence of this Section 7.7.B) neither AvalonBay nor the General Partner shall be under any obligation to consider the separate interests of the Limited Partners or the Assignees, including, without limitation, the tax consequences to any Limited Partners or Assignees (except as otherwise provided herein) in deciding whether to cause the Partnership to take (or decline to take) any actions and that the General Partner shall be deemed to have discharged any duties to the Limited Partners by discharging AvalonBay’s duties to its stockholders, and, subject to the terms of Section 7.3 and Section 8.8, that neither AvalonBay nor the General Partner shall be liable for monetary damages for losses sustained, liabilities incurred, or benefits not derived by Limited Partners or the Assignees in connection with such decisions, provided that the General Partner has not violated any express provision of this Agreement. In the event of a conflict between the interests of the General Partner, its members, AvalonBay or its stockholders, on the one hand, and the Limited Partners and the Assignees, on the other hand, the General Partner shall endeavor in good faith to resolve the conflict in a manner not adverse to either its members and AvalonBay’s stockholders, on the one hand, or the Limited Partners or the Assignees, on the other hand; provided, that any such conflict which cannot be resolved in a manner not adverse to either the General Partner or its members, AvalonBay or its stockholders or the Limited Partners or the Assignees shall be resolved in favor of the General Partner’s members and AvalonBay’s stockholders.

C.            Subject to its obligations and duties as General Partner set forth in Section 7.1.A hereof, the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents.

D.            Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the General Partner’s or the Indemnitees’ liability to the Partnership and the Limited Partners under this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8.         Other Matters Concerning the General Partner

A.            The General Partner may rely and shall be protected in acting, or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it in good faith to be genuine and to have been signed or presented by a proper party or parties.

B.            The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, architects, engineers, environmental consultants and other consultants and advisers selected by it, and the General Partner will not be liable for any loss, liability, damage, cost or expense, including, without limitation, attorneys’ fees and disbursements, resulting from any act taken or omitted to be taken in good faith in reliance upon the opinion of such Persons as to matters which the General Partner reasonably believes to be within such Person’s professional or expert competence.

C.            The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and duly appointed attorneys-in-fact. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform all and every act and duty which is permitted or required to be done by the General Partner hereunder.

D.            Subject to any written agreements other than this Agreement entered into by the General Partner or its Affiliates with the Partnership or any Limited Partner or Assignee or any of their respective Affiliates, the General Partner, its Affiliates and any officer, director, member, partner, employee, agent, trustee or stockholder of the General Partner or its Affiliates shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including, without limitation, business interests and activities that are in direct competition with the Partnership or that are enhanced by the activities of the Partnership. Neither the Partnership nor any of the Limited Partners or Assignees or any of their respective Affiliates shall have any rights by virtue of this Agreement or the partnership relationship established hereby in any business ventures of the General Partner or its Affiliates, and none of the General Partner or its Affiliates shall have any obligation pursuant to this Agreement or the partnership relationship created hereby to offer any interest in any such business ventures to the Partnership, any Limited Partner, any Assignee or any Affiliate of any of the foregoing, even if such opportunity is of a character which, if presented to the Partnership, any Limited Partner or any Affiliate of any of the foregoing could be taken by such Person.

E.            The General Partner makes no representation that a Limited Partner will not recognize taxable gain or income or otherwise suffer adverse tax consequences as a result of the Partnership’s acquisition of the Contributed Property or any other transaction contemplated by the Transaction Agreement. Except as provided in Section 7.3 and Section 8.8, neither the General Partner nor the Partnership shall have any liability whatsoever with respect to the tax effect on any Limited Partner of any such transaction or of any Transfer, including, without limitation, of any economic interest to any Assignee, of all or any portion of a Limited Partner Interest.

Section 7.9.         Title to Partnership Assets

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner or one (1) or more nominee, as the General Partner may determine, including Affiliates of the General Partner. The General Partner warrants that any Partnership assets for which legal title is held in the name of the General Partner or any nominee or Affiliate of the General Partner shall be held by the General Partner for the use and benefit of the Partnership in accordance with the provisions of the Agreement. All Partnership assets shall be recorded as the property of the Partnership in its books and records.

Section 7.10.     Reliance by Third Parties

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner has full power and authority, without consent or approval of any other Partner or Person, to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any contracts on behalf of the Partnership, and take any and all actions on behalf of the Partnership and such Person shall be entitled to deal with the General Partner as if the General Partner were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies which may be available against such Person to contest, negate or disaffirm any action of the General Partner in connection with any such dealing. In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that: (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect; (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership; and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE 8 - RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

Section 8.1.         Limitation of Liability

Except as otherwise agreed by a Limited Partner in a separate written agreement or as expressly provided in this Agreement or under the Act, the Limited Partners shall have no liability under this Agreement, including, without limitation, liability for the indebtedness or obligations of the Partnership, and no obligations or liability to the Partnership, the General Partner, or Affiliates of the General Partner.

Section 8.2.       Management of Business

No Limited Partner or Assignee (other than the General Partner, any of its Affiliates or any officer, director, member, employee, partner, agent or trustee of the General Partner, the Partnership, or any of their Affiliates, in their capacity as such) shall take part in the operation, management or control (within the meaning of the Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. The transaction of any business by the General Partner, any of its Affiliates or any officer, director, employee, partner, member, agent or trustee of the General Partner, the

Partnership or any of their Affiliates shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or the Assignees under this Agreement.

Section 8.3.        Outside Activities of Limited Partners and Assignees

Subject to any written agreements entered into by a Limited Partner or an Assignee or their Affiliates with the Partnership or the General Partner, any Limited Partner, any Assignee, any Affiliate of a Limited Partner or any Assignee and any officer, director, employee, agent, trustee or stockholder of any Limited Partner or any Assignee or their Affiliates shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities that are in direct competition with the Partnership or that are enhanced by the activities of the Partnership. Neither the Partnership nor any Partner or Assignee nor any of their Affiliates shall have any rights by virtue of this Agreement or the partnership relationship created hereby in any business ventures of any Limited Partner or any Assignee or their Affiliates. No Limited Partner or Assignee nor any of their Affiliates shall have any obligation pursuant to this Agreement or the partnership relationship created hereby to offer any interest in any such business ventures to the Partnership, the General Partner, another Limited Partner or Assignee or any of their respective Affiliates even if such opportunity is of a character which, if presented to the Partnership, the General Partner another Limited Partner or Assignee or any of their respective Affiliates could be taken by such Person.

Section 8.4.        Return of Capital

No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon termination of the Partnership as provided herein. Except as otherwise expressly provided in this Agreement, including, without limitation, any amendments hereto in accordance with Section 12.2, no Partner or Assignee shall have priority over any other Partner or Assignee, either as to the return of Capital Contributions or as to profits, losses or distributions. The General Partner shall not be liable for the return of any portion of the Capital Contribution of any Limited Partner, and the return, if any, of any Partner’s Capital Contributions shall be made solely from the Partnership’s assets.

Section 8.5.         Redemption Rights

A.            At any time on or after the date which is twelve (12) months after the Effective Date, a Qualifying Party shall have the right (the “Redemption Right”) to require the Partnership, subject to the terms and conditions set forth herein, to redeem on a Specified Redemption Date all or a portion of the Units held by such Qualifying Party (such Units being hereinafter referred to as “Tendered Units”) in exchange for the Cash Amount multiplied by the REIT Shares Amount with respect to the Tendered Units (the “Cash Option”), which product (the “Cash Payment”) shall be due and shall be paid on or as soon as practicable after the Specified Redemption Date relating to such Tendered Units. A Qualifying Party that exercises its Redemption Right is also referred to herein as a “Tendering Party.”

B.         The Redemption Right shall be exercised by delivering a notice of redemption in substantially the form attached hereto as Exhibit C (a “Notice of Redemption”) to the General Partner and AvalonBay.         Each Notice of Redemption shall include (i) representations and warranties by the Tendering Party that the Tendered Units will be delivered free and clear of all claims, liens and encumbrances, (ii) investment representations and warranties by the Tendering Party in substantially the form attached hereto as Exhibit D and (iii) representations and warranties regarding the Tendering Party’s accreditation status under state and federal securities laws in substantially the form attached hereto as Exhibit E (the “Form of Investor Questionnaire”).

C.            Notwithstanding the provisions of Section 8.5.A, upon an election by a Tendering Party to exercise its Redemption Right, the General Partner may, in its sole and absolute discretion but subject to the Ownership Limit, acquire the Tendered Units from the Tendering Party in exchange for the Cash Payment amount or the REIT Shares Amount with respect to the Tendered Units. In the event the General Partner elects this option, (i) the General Partner shall send notice of such election (the “GP Election”) to the Tendering Party at the address listed on the Notice of Redemption not less than five (5) Business Days preceding the applicable Specified Redemption Date and (ii) on or as soon as practicable after the Specified Redemption Date, either (x) the General Partner, or AvalonBay on behalf of the General Partner, shall pay cash to the Tendering Party in the amount of the Cash Payment with respect to the Tendered Units or (y) AvalonBay, on behalf of the General Partner, shall issue to the Tendering Party such number of REIT Shares as are equal to the applicable REIT Shares Amount, in either case in exchange for such number of Tendered Units; provided, however, that in lieu of any fractional REIT Share resulting from such calculation, the General Partner or AvalonBay may pay the Cash Payment attributable to such fractional REIT Share. As of the date of exchange, the General Partner Unrecovered Capital Amount shall be increased by the amount of cash and/or the Value of any REIT Shares paid or issued in the exchange.

D.            In determining whether to make a GP Election, or in the event that the Notice of Redemption indicates to the General Partner or AvalonBay, in its sole discretion, the need to review additional documentation from such Tendering Party, the General Partner may require, in its sole and absolute discretion, that the Tendering Party submit to the General Partner and AvalonBay, in addition to the Notice of Redemption, (i) such information, certification or affidavit as the General Partner or AvalonBay may reasonably require in connection with the application of the Ownership Limit, the Hart-Scott-Rodino Act or as required by the Transaction Agreement or (ii) such other written representations, investment letters, legal opinions or other instruments necessary or appropriate, in the General Partner’s or AvalonBay’s good faith opinion, to effect compliance with the Securities Act and other applicable laws or to determine the accuracy of any representation or warranty set forth in a Notice of Redemption. If the General Partner or AvalonBay so determines that it shall require such additional documents, affidavits, instruments and other information referred to in the immediately preceding sentence: (i) the General Partner or AvalonBay shall send notice thereof to such Tendering Party not less than five (5) Business Days prior the applicable Specified Redemption Date; and (ii) the General Partner or

AvalonBay shall have the right to delay the payment of cash or issuance of REIT Shares with respect to such Tendered Units for such time following receipt of such requested additional documents, affidavits, instruments and other information as the General Partner or AvalonBay reasonably believes necessary to determine: (A) whether the issuance of REIT Shares would comply with the Ownership Limit and all applicable state and federal securities laws; (B) whether redemption pursuant to the Cash Option or cash purchase pursuant to exercise of the GP Election would violate, or could cause a filing under, the Hart-Scott-Rodino Act or any other federal antitrust statute; or (C) whether the representations and warranties made by the Tendering Party pursuant to the Notice of Redemption and the Investor Questionnaire are true and correct as of the date of the applicable Specified Redemption Date.         Upon review of the documents and other information requested pursuant to the previous sentence, the General Partner shall send a final notice to the Tendering Party of whether the General Partner will exercise the GP Election and whether the Tendering Party will receive cash or REIT Shares or whether the Partnership or whether the General Partner shall be unable to execute the redemption or exchange of the Tendered Units pursuant to the terms of this Agreement.

E.            The REIT Shares to be received by the Tendering Party pursuant to Section 8.5.C, if any, shall be delivered by AvalonBay as duly authorized, validly issued, fully paid and nonassessable REIT Shares, free of any pledge, lien, encumbrance or restriction, other than the Ownership Limit and other restrictions provided in AvalonBay’s Charter or bylaws, the Securities Act and relevant state securities or “blue sky” laws or by the rules of the New York Stock Exchange or other exchange or market system on which the REIT Shares are traded. REIT Shares issued pursuant to Section 8.5.C shall contain such legends regarding restrictions under AvalonBay’s Charter and bylaws, the Securities Act, this Agreement and applicable state securities laws as the General Partner or AvalonBay in good faith determines to be necessary or advisable in order to ensure compliance with such laws.

F.            If the Delivery Date with respect to any Tendered Units is on or before a stockholder record date with respect to the regular quarterly dividend paid by AvalonBay to its stockholders for any fiscal quarter (the “Dividend Record Date”), and the Tendering Party receives REIT Shares in connection with such exchange, the Tendering Party shall not be entitled to distributions pursuant to Section 5.1 with respect to the Tendered Units for such quarter, but shall be entitled to any dividends payable to any record holders of REIT Shares on or after the Delivery Date for such quarter. If the Dividend Record Date with respect to any Tendered Units precedes the Delivery Date for any fiscal quarter, and such Tendering Party receives REIT Shares in connection with such exchange, the Tendering Party shall be entitled to distributions pursuant to Section 5.1 with respect to the Units exchanged or redeemed for such quarter, but shall not be entitled to dividends payable to any record holders of REIT Shares for such quarter. Notwithstanding anything herein to the contrary, (i) in no event shall a Tendering Party receive both Partnership distributions as a partner of the Partnership and dividends as an AvalonBay stockholder for the same quarter in respect of any Units exchanged or redeemed pursuant to this Article 8, and (ii) in no event shall a Tendering Party receive distributions under Section 5.2 with respect to any Tendered Units.

G.            Notwithstanding anything herein to the contrary, with respect to any redemption of Tendered Units pursuant to this Article 8:

(1)            Subject to the Ownership Limit, no Tendering Party may effect a redemption for less than five hundred (500) Units or, if such Tendering Party holds less than five hundred (500) Units, all of the Units held by such Tendering Party.

(2)            The consummation of any redemption of Tendered Units shall be subject to the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(3)            Except as provided in this Article 8, a Tendering Party shall continue to own Tendered Units subject to any redemption or exchange pursuant to this Article 8, and be treated as a Limited Partner or Assignee, as applicable, with respect to such Units for all purposes of this Agreement, until such Units are either redeemed or exchanged for cash or REIT Shares pursuant to this Article 8. Except as otherwise provided in this Agreement, upon the Delivery Date, all rights and obligations of the Tendering Party with respect to the Tendered Units redeemed or exchanged shall cease and, if such Tendering Party elects to redeem all Units held by such Tendering Party, the Tendering Party shall no longer be a Limited Partner, Substitute Limited Partner or an Assignee, as the case may be, with respect to this Agreement. Notwithstanding a GP Election to acquire Tendered Units for REIT Shares, until the acquisition of the Tendered Units by the General Partner pursuant to Section 8.5.C hereof and the receipt by the Tendering Party of REIT Shares in exchange therefor, the Tendering Party shall have no rights as a stockholder of AvalonBay with respect to the REIT Shares issuable in connection with such GP Election.

(4)            In the event a Redemption Right is exercised by a Tendering Party who is a “reporting person” within the meaning of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and who notifies the General Partner of such status together with such Tendering Party’s Notice of Redemption, the General Partner will promptly notify such Tendering Party as to whether it will make the GP Election and whether the Redemption Right will be satisfied with the Cash Payment or through the delivery of REIT Shares. If the General Partner elects to satisfy the Redemption Right with the Cash Payment, the Tendering Party shall have the right to either withdraw his exercise of the Redemption Right, or delay the consummation of the redemption to the extent necessary, to avoid a “short-swing” profit under Section 16(b) of the Exchange Act.

For purposes of determining compliance with the restrictions set forth in this Section 8.5.G, all Units beneficially owned by a Related Party of a Tendering Party shall be considered to be owned or held by such Tendering Party.

H.            In connection with an exercise of a Redemption Right pursuant to this Article 8, each Tendering Party shall represent and/or covenant the following to AvalonBay and the

General Partner, the form of which representations and covenants shall be included within the Notice of Redemption:

(1)            A written representation that the number of REIT Shares actually and constructively owned, as determined for purposes of Code Sections 856(a)(6), 856(h), 856(d)(2)(B) and 856(d)(5), by such Tendering Party and all Related Parties is less than five percent (5%) of the number of outstanding REIT Shares; and

(2)            A written representation and covenant that, upon receipt by the Tendering Party of any REIT Shares delivered in connection with such exercise of the Redemption Right, the actual and constructive ownership of REIT Shares by the Tendering Party and all Related Parties will not exceed five percent (5%) of the number of outstanding REIT Shares.

I.            Notwithstanding any other provisions of this Agreement, a Qualifying Party (i) shall not be entitled to exercise its Redemption Right if and to the extent that the payment of the REIT Shares Amount for the Tendered Units pursuant to a GP Election would cause such Qualifying Party or any other Person to violate the Ownership Limit and (ii) shall have no rights under this Agreement which would otherwise be prohibited under AvalonBay’s Charter. To the extent any attempted exercise of the Redemption Right would be in violation of this Section 8.5.I, it shall be null and void ab initio.

J.            Upon a redemption or exchange of Tendered Units pursuant to Section 8.5, Section 8.6 or Section 8.7, the Capital Account of the Tendering Party shall be reduced by the Capital Account allocable to the Tendered Units redeemed or exchanged. The amount of such reduction shall be determined by multiplying the Capital Account of the Tendering Party before reduction by a fraction, the numerator of which is the number of the Tendered Units redeemed or exchanged and the denominator of which is the total number of Units of such Tendering Party.

K.            To the extent that the General Partner contributes cash to the Partnership to fund a Cash Payment by the Partnership with respect to a Cash Option redemption, such redemption shall be treated for tax purposes as a sale to the General Partner of that portion of the Tendering Party’s Limited Partner Interest attributable to the redeemed Units. Such treatment for tax purposes shall not change the treatment of such contributions as Capital Contributions for purposes of this Agreement.         An exchange of Units pursuant to Section 8.6 shall be treated for tax purposes as sale of the exchanged Units to the General Partner, and the Partnership interest so acquired by the General Partner shall become part of its General Partner Interest.

Section 8.6.         General Partner Right to Call Limited Partner Interests

A.            Notwithstanding any other provision of this Agreement, (i) on and after the earlier of the fifteen (15) year anniversary of the Effective Date or the date on which Units representing more than ninety percent (90%) of the Units outstanding on the Effective Date have been exchanged or redeemed, whether in REIT Shares or for cash, pursuant to Section 8.5 hereof, or (ii) in connection with and prior to a Transaction or a Liquidating Event, the General Partner shall have the right, but not the obligation, from time to time and at any time to acquire all or a portion of the outstanding Units for cash or REIT Shares, in the same manner as if each Limited Partner or Assignee were a Qualifying Party and Tendering Party who has delivered a Notice of Redemption pursuant to Section 8.5.B hereof for all, or a portion of, as applicable, the Units then held by it. The General Partner shall exercise its rights under this Section 8.6 by giving a “General Partner’s Notice of Redemption” to such Limited Partner or Assignee that the General Partner has elected to exercise its rights under this Section 8.6. In the case of an exercise under this Section 8.6 relating to a Transaction or Liquidating Event, the following shall apply: (i) instead of closing on a Specified Redemption Date calculated from the date of the General Partner’s Notice of Redemption, the General Partner shall condition closing of the acquisition of the Units to occur at any date or time that is prior to the consummation of the Transaction or the Liquidating Event, (ii) the General Partner shall withdraw its Notice of Redemption if the Transaction or Liquidating Event for which it was issued will not occur, and (iii) unless the General Partner withdraws its notice pursuant to the foregoing clause (ii), a Limited Partner to whom such General Partner’s Notice of Redemption was delivered shall not at any time prior to the consummation of the Transaction or the Liquidating Event, send its own Notice of Redemption; provided that, the limitation in the foregoing clause (iii), shall not apply if such Limited Partner sent its Notice of Redemption prior to the General Partner’s Notice of Redemption, in which case the redemption or exchange of such Limited Partner’s Units specified in its Notice of Redemption shall occur on the Specified Redemption Date (if earlier than date or time set forth in the General Partner’s Notice of Redemption) in accordance with Section 8.5 and if any Units remain after such redemption or exchange then the acquisition under the subsequent General Partner’s Notice of Redemption shall apply to those remaining Units. For purposes of this Section 8.6, any Limited Partner and Assignee (whether or not otherwise a Qualifying Party) shall be treated as a Qualifying Party that is a Tendering Party.

B.            In the event that the General Partner exercises its rights pursuant to Section 8.6.A, each Limited Partner and Assignee shall execute all documents referred to in Section 8.5 hereof and requested in writing by the General Partner (or advise the General Partner why it cannot truthfully make any representation or warranty contained therein).

C.            In the event that the General Partner exercises its rights pursuant to Section 8.6.A hereof, but such an exchange or redemption cannot be effected because a dispute arises with respect to such rights which remains unresolved, such Limited Partner or Assignee shall be deemed to be in default of its obligations under this Agreement and (i) the General Partner shall have a right to specific performance and (ii) the General Partner shall be entitled to withhold distributions under Article 5 of this Agreement with respect to any such defaulting Limited Partner or Assignee.

Section 8.7.         Other Exchanges

Notwithstanding the provisions of Section 8.5 or Section 8.6 hereof, nothing in this Agreement shall preclude the exchange, whether for REIT Shares, cash or other property, of Limited Partner Interests by any Limited Partner or Assignee upon such terms and conditions as may be negotiated between the Limited Partner, on the one hand, and the General Partner, on the other hand, in their sole and absolute discretion. Such an exchange may include the payment of cash by the General Partner or the Partnership to the Limited Partner, in a lump sum or in installments, or the distribution in kind of assets of the Partnership to such Limited Partner (which assets may be encumbered), including assets to be designated by the Limited Partner and acquired (with or without debt financing) by the Partnership. In effecting any such exchange by negotiated agreement, neither the General Partner nor the Limited Partner, shall incur any liability to any other Limited Partner or Assignee or have any duty to offer the same or similar terms for exchange to any other Limited Partner or Assignee. The General Partner Unrecovered Capital Amount shall be increased by any amounts contributed or paid by the General Partner in connection with any such redemption or exchange.

Section 8.8.         Liquidated Damages for Certain Tax Matters

A.            In the event that the Partnership breaches the terms of Section 7.3.A, the Partnership shall pay to each Limited Partner that incurs a Built-in Tax Amount from such breach an amount equal to the sum of the then present value of hypothetical interest on the Built-in Tax Amount from such breach for such Limited Partner from the date on which tax must be paid on account of such breach (the “Tax Payment Date”) to the Tax Protection Date, determined using (A) an interest rate equal to the sum of (i) the then current yield on United States Treasury obligations having a duration which most closely approximates that period, plus (ii) one percent (1%) and (B) a discount rate equal to one hundred fifty percent (150%) of the then current yield on such United States Treasury obligations.

B.            In lieu of making the payment required by Section 8.8.A with respect to a Limited Partner, the General Partner may loan to such Partner its Built-in Tax Amount with respect to the breach without interest. Any such loan is referred to as a “Tax Loan.” Any Tax Loan shall be repaid, without interest, on the earlier of (i) the applicable Tax Protection Date or (ii) the date of a Transfer of any of the Units securing such Tax Loan. Each Limited Partner hereby unconditionally and irrevocably grants to the Partnership a security interest in fifty percent (50%) of such Limited Partner’s Units as of the date the Partnership makes a Tax Loan to such Limited Partner to secure such Limited Partner’s obligation to repay any Tax Loan to it. Each Limited Partner shall take such actions as the Partnership or the General Partner shall request in order to perfect or enforce the security interest created under this Section 8.8.B.

C.            Notwithstanding anything to the contrary contained herein, upon the death of a Limited Partner, the obligations of the Partnership pursuant to Section 7.3.A and Section 8.8 hereof shall terminate with respect to such Limited Partner, and the Partnership shall have no further liability or obligation under such sections to the resulting transferee(s) of such Limited Partner’s Units.

ARTICLE 9 - BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 9.1.         Records and Accounting

The General Partner shall keep or cause to be kept at the principal office of the Partnership those records and documents required to be maintained by the Act and other books and records deemed by the General Partner to be appropriate with respect to the Partnership’s business. Any records maintained by or on behalf of the Partnership in the regular course of its business may be kept in any physical or electronic form as determined in the General Partner’s sole and absolute discretion. The books of the Partnership shall be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with generally accepted accounting principles, or such other basis as the General Partner determines to be necessary or appropriate.

Section 9.2.        Fiscal Year

The fiscal year (“Fiscal Year”) of the Partnership shall be the same as its taxable year for federal income tax purposes and shall be the calendar year or such other taxable year as the Code requires.

Section 9.3.         Confidential Material.

The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner determines to be reasonable, any information that: (i) the General Partner reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the General Partner in good faith believes is not in the best interests of the Partnership or could damage the Partnership or its business; or (ii) the Partnership is required by law or by agreements with an unaffiliated third party to keep confidential.

ARTICLE 10 - TAX MATTERS

Section 10.1.     Preparation of Tax Returns

The General Partner shall arrange for the preparation and timely (including valid extensions) filing of all returns of Partnership income, gains, deductions, losses and other items required of the Partnership for federal and state income tax purposes and shall use reasonable efforts to furnish, to each Limited Partner (i) by the fifteenth (15th) day of April following the close of each taxable year, estimated information necessary to file an extension for the filing of such Limited Partner’s federal and state income tax returns and (ii) by the fifteenth (15th) day of August following the close of each taxable year, the final information necessary for the preparation of such Limited Partner’s federal and state income tax returns.

Section 10.2.     Tax Elections

Except as otherwise provided in Section 6.2.G, the General Partner shall, in its sole and absolute discretion, determine whether to make any available election pursuant to the Code. The

General Partner shall have the right to seek to revoke any tax election it makes upon the General Partner’s determination, in its sole and absolute discretion, that such revocation is in the best interests of the Partners.

Section 10.3.     Partnership Representative

A.            The General Partner shall be the “partnership representative” of the Partnership for federal income tax purposes pursuant to section 6223 of the Code (as enacted and/or adopted by Section 1101 of the Bipartisan budget Act of 2015).

B.            The partnership representative is authorized, but not required to take any and all actions that it determines are necessary or appropriate in its capacity as partnership representative, to the extent permitted under applicable law, including without limitation:

(1)            to enter into any settlement with the IRS with respect to any administrative or judicial proceedings for the adjustment of Partnership items required to be taken into account by a Partner or Assignee for income tax purposes (such administrative proceedings being referred to as a “tax audit” and such judicial proceedings being referred to as “judicial review”), and in the settlement agreement the partnership representative may expressly state that such agreement shall bind all Partners and Assignees;

(2)            in the event of a notice of a final administrative adjustment at the Partnership level of any item required to be taken into account by a Partner or Assignee for tax purposes, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States;

(3)            to intervene in any action brought by any other Partner or Assignee for judicial review of a final adjustment;

(4)            to file a request for an administrative adjustment with the IRS and, if any part of such request is not allowed by the IRS, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

(5)            to enter into an agreement with the IRS to extend the period for assessing any tax which is attributable to any item required to be taken into account by a Partner or Assignee for tax purposes, or an item affected by such item; and

(6)            to take any other action on behalf of the Partners or Assignees or the Partnership in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law or regulations and not prohibited by this Agreement.

The taking of any action and the incurring of any expense by the partnership representative in its capacity as such, except to the extent required by law, is a matter in the sole and absolute discretion of the partnership representative and the provisions relating to indemnification of the General Partner set forth in Section 7.6 of this Agreement shall be fully applicable to the General Partner as partnership representative.

C.            The partnership representative shall receive no compensation for its services. All third-party costs and expenses incurred by the partnership representative in performing its duties as such (including legal and accounting fees and expenses) shall be borne by the Partnership. Nothing herein shall be construed to restrict the Partnership from engaging an accounting firm to assist the partnership representative in discharging its duties hereunder, so long as the compensation paid by the Partnership for such services is reasonable.

Section 10.4.     Withholding

A.            Each Limited Partner, for itself and its Assignees, hereby authorizes the Partnership to withhold from, or pay on behalf of or with respect to, such Limited Partner or Assignee any amount of federal, state, local, or foreign taxes that the General Partner determines that the Partnership is required to withhold or pay with respect to any amount distributable or allocable to such Limited Partner or Assignee pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Partnership pursuant to Sections 1441, 1442, 1445, or 1446 of the Code. Any amount withheld and/or paid on behalf of or with respect to a Limited Partner or Assignee shall constitute a loan by the Partnership to such Limited Partner or Assignee (a “Withholding Loan”), which Withholding Loan shall be repaid by such Limited Partner or Assignee within fifteen (15) days after notice from the General Partner that such payment must be made unless (i) the Partnership withholds such payment from a distribution which would otherwise be made to the Limited Partner or Assignee or (ii) the General Partner determines, in its sole and absolute discretion, that such payment may be satisfied out of the available funds of the Partnership which would, but for such payment, be distributed to the Limited Partner or Assignee (in which case the payment shall reduce future distributions that would otherwise be paid to such Limited Partner, as determined by the General Partner). Any amounts withheld pursuant to the foregoing clauses (i) or (ii) shall be treated as having been distributed to such Limited Partner or Assignee. Each Limited Partner or Assignee hereby unconditionally and irrevocably grants to the Partnership a security interest in such Limited Partner’s Interest or Assignee’s economic interest to secure such Limited Partner’s or Assignee’s obligation to pay to the Partnership any amounts required to be paid pursuant to this Section 10.4. Any amounts payable by a Limited Partner or Assignee hereunder shall bear interest at the lesser of (A) the base rate on corporate loans at large United States money center commercial banks, as published from time to time in the Wall Street Journal, plus four (4) percentage points, or (B) the maximum lawful rate of interest on such obligation, such interest to accrue from the date such amount is due (i.e., fifteen (15) days after demand) until such amount is paid in full. Each Limited Partner and Assignee shall take such actions as the Partnership or the General Partner shall request in order to perfect or enforce the security interest created under this Section 10.4.

B.            In the event that the proceeds otherwise payable to the Partnership from an investment are reduced on account of taxes withheld at the source, and such taxes are imposed on one (1) or more, but not all of the Partners in the Partnership, the amount of the reduction shall be borne by the relevant Partners and treated as if it were paid by the Partnership as a withholding obligation with respect to such Partners pursuant to Section 10.4.A.

ARTICLE 11 - TRANSFERS AND WITHDRAWALS

Section 11.1.     Transfer

No interest in the Partnership shall be Transferred, in whole or in part, except in accordance with the terms and conditions of this Agreement. Any Transfer or purported Transfer of interest in the Partnership not made in accordance with this Article 11 shall be null and void.

Section 11.2.     Transfer of the General Partner Interest

The General Partner may not Transfer any of its General Partner Interest or withdraw as General Partner except as provided in this Section 11.2 unless the Limited Partners (excluding any Limited Partner who also is an Affiliate of the General Partner) holding at least a majority of the Percentage Interests of the Limited Partners (excluding any Limited Partner who also is an Affiliate of the General Partner) consent to such transfer or withdrawal. The General Partner may Transfer its General Partner Interest (or any portion thereof) in connection with a Transaction or to an Affiliate without the consent of the Limited Partners.

Section 11.3.    Limited Partners’ Rights to Transfer

A.           Except as provided in this Section 11.3, no Limited Partner shall have the right to Transfer all or any portion of its Partnership interest, including, without limitation, all or any portion of the economic rights appurtenant thereto, without the consent of the General Partner, which consent may be withheld in the General Partner’s sole and absolute discretion.

B.            Notwithstanding anything in Section 11.3.A, after the one year anniversary of the Effective Date, a Limited Partner may, with the consent of the General Partner, which consent shall not be unreasonably withheld, upon not less than ten (10) Business Days’ prior written notice given at least twenty (20) Business Days before the next scheduled Partner Record Date, containing the identity and address of the proposed transferee and such other information about such proposed transferee as the General Partner shall reasonably request, Transfer its Partnership interest (or a portion thereof) to one or more of the following (each, a “Permitted Transferee”) who, subject to the terms of this Article XI below, shall become Substitute Limited Partners: (i) in the case of a Limited Partner that is an individual, a member of the Immediate Family of such Limited Partner or a trust for the benefit of such Limited Partner and/or one or more members of its Immediate Family or (ii) to an entity that is directly or indirectly wholly owned by such Limited Partner and/or one or more members of his or her Immediate Family and which is controlled by such Limited Partner or one or more members of his or her Immediate Family; provided that each Permitted Transferee executes and delivers the Investment Documents; provided, further, that in no case shall a publicly-held or traded entity or Person constitute a Permitted Transferee. Without limiting the right of the General Partner to withhold consent to a Transfer in its sole and absolute discretion for other reasons, it shall not be unreasonable for the General Partner to withhold consent to a Transfer if (i) the proposed transferee will not represent that it is, or the General Partner reasonably believes that the proposed transferee is not, an “accredited investor” (as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act) with sufficient investment experience, (ii) if the total number of Partners and Transferees immediately following such Transfer would be greater than the number of Partners of the Partnership as of the Effective Date or will increase (as compared to prior to such Transfer).

C.            A Qualifying Party may not, without the consent of the General Partner, which consent shall not be unreasonably withheld in the case of any recognized financial institution with assets in excess of $1,000,000,000, pledge or otherwise encumber any or all of its Units (exclusive of any Units that secure any Tax Loan or Withholding Loan under Section 8.8 or Section 10.4), to any financial institution. The General Partner may require, as a condition to any consent to a pledge, that certain written documentation be signed by the General Partner, the pledging Partner, such financial institution or the Partnership relating to such pledge in which the rights and obligations of the General Partner, the pledging Partner, such financial institution and the Partnership hereunder shall be acknowledged and which may include a requirement for such financial institution to present for redemption in accordance with Section 8.5 any Units covered by such pledge if at any time such financial institution becomes the owner of such Units.

D.            Notwithstanding anything to the contrary contained in this Agreement, no Limited Partner shall have the right to Transfer all, or any portion, of its Partnership interest to a taxpayer having special status under the Code (such as pursuant to Code Section 501) whose ownership of Units would require the Partnership to prepare and deliver tax reporting information that is different from or in addition to the tax reporting information required in the case of an individual Limited Partner without the consent of the General Partner, which consent may be withheld in the General Partner’s sole and absolute discretion and which consent, if granted, may be conditioned on, among other things, a requirement that such transferee shall be deemed to have exercised its Redemption Right immediately following the effectiveness of such Transfer or that such transferee bear the cost of such additional reporting obligation.

Section 11.4.     Substitute Limited Partners

A.            No Limited Partner or Assignee shall have the right to substitute a transferee (including, without limitation, an “Assignee” under Section 11.3) as a Limited Partner in his or its place. The General Partner shall, however, have the right to consent to the admission of a proposed transferee of all or any portion of the Partnership interest of a Limited Partner pursuant to this Section 11.4 as a Substitute Limited Partner, which consent may be given or withheld by the General Partner in its sole and absolute discretion. Admission as a Substitute Limited Partner shall not be effective until such transferee executes and delivers to the General Partner the following investment documents (collectively, the “Investment Documents”): (i) a signed copy of this Limited Partnership Agreement (and the Transferee agrees to be bound to all rights and responsibilities of a Limited Partner hereof); (ii) an Investor Questionnaire substantially in the form set forth on Exhibit E hereto in which the Substitute Limited Partner confirms that it is an accredited investor with sufficient investment experience to evaluate an investment in REIT Shares and (iii) a certificate representing and warranting to the General Partner the investment representations and warranties as set forth in Exhibit D to this Agreement with respect to such Transferee. The General Partner’s failure or refusal under this Section 11.4.A to permit a transferee of any such Limited Partner Interests (other than a Permitted Transferee) to become a Substitute Limited Partner shall not give rise to any cause of action against the Partnership or any Partner.

B.            A transferee who has been admitted as a Substitute Limited Partner in accordance with this Article 11 shall have all the rights and powers and be subject to all the restrictions and liabilities of a Limited Partner under this Agreement.

C.            Upon the admission of a Substitute Limited Partner, the General Partner shall amend Exhibit A to reflect the name, address, and Percentage Interest of such Substitute Limited Partner and to eliminate or adjust, if necessary, the name, address and Percentage Interest of the predecessor of such Substitute Limited Partner.

Section 11.5.     Assignees

An Assignee shall be deemed to have had assigned to it the share of items of gain, loss deduction and credit of the Partnership attributable to the economic interest assigned to such Assignee, and shall be entitled to receive distributions from the Partnership attributable to such economic interest, but shall not be deemed to be a holder of a Partnership interest for any other purpose under this Agreement, and shall not be entitled to vote such Partnership interest in any matter presented to the Limited Partners for a vote (the vote with respect to such Partnership interest being retained by the transferor of such economic interest or, if such transferor will be unable to cast or waive such vote, such Partnership interest shall be deemed to have been voted on a matter in the same proportion as all other Partnership interests held by Limited Partners are voted). Any further transfer of any portion of a Partnership interest assigned to an Assignee shall be subject to this Article 11 to the same extent and in the same manner as any Limited Partner desiring to make an assignment of its Limited Partner Interest.

Section 11.6.     General Provisions

A.            No Partner may withdraw from the Partnership other than as a result of a permitted transfer of all of such Partner’s Partnership interest in accordance with this Article 11.

B.            As a condition precedent to any Transfer by a Limited Partner of its Partnership interest pursuant to this Article 11, the General Partner may, in its sole discretion, require (i) a duly executed interest transfer power with a medallion signature guarantee covering the value of the interests being transferred and/or (ii) an opinion of counsel reasonably satisfactory to the General Partner to the effect that the proposed Transfer may be effected without registration under the Securities Act and will not otherwise violate the registration provisions of the Securities Act and the regulations promulgated thereunder or violate any state securities laws or regulations applicable to the Partnership or the Units Transferred.

C.            Any Limited Partner who shall transfer all of its Partnership interest in a transfer permitted pursuant to this Article 11 shall cease to be a Limited Partner upon the admission of all transferees of such Partnership interest as Substitute Limited Partners.

D.            If all or any portion of a Partnership interest, including, without limitation, any economic interest, is transferred or assigned during any quarterly segment of the Partnership’s fiscal year in compliance with the provisions of this Article 11 on any day other than the first day of a Partnership fiscal year, then items of income, gain, loss or deduction and all other items attributable to such Partnership interest or economic interest therein for such Partnership fiscal year shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the Partnership fiscal year in accordance with Section 706(d) of the Code, using the interim closing of the books method or such other method permitted by the Code as the General Partner considers appropriate. Solely for purposes of making such allocations, each of such items for the calendar month in which the transfer or assignment occurs shall be allocated to the transferee Partner or Assignee; provided, that the General Partner may adopt such other conventions relating to allocations in connection with transfers, assignments or exchanges as it determines are necessary or appropriate.         All distributions of Available Cash attributable to such Partnership interest or economic interest therein before the date of such transfer, assignment, or redemption shall be made to the transferor, and in the case of a transfer or assignment other than a redemption, all distributions of Available Cash thereafter attributable to such Partnership interest or economic interest therein shall be made to the transferee; provided, that in the case of a transfer to the General Partner such interest shall become part of the General Partner Interest.

E.            The General Partner may prohibit any Transfer by a Limited Partner if it believes, based on the advice of legal counsel of the Partnership, such transfer would require filing of a registration statement under the Securities Act (or registration of the Units or such Transfer under any other federal or state securities law) or would otherwise violate (or create a material risk of violating) any federal or state securities laws or regulations applicable to the Partnership or the Units.

F.            Without limiting Section 3.2, no Transfer by a Limited Partner of its Units may be made to any Person if: (i) in the opinion of legal counsel for the Partnership, it would result in (or create a material risk of) the Partnership being treated as a “publicly traded partnership” within the meaning of Code Section 7704 or as an association taxable as a corporation or the Partnership being subject to state or local income or excise tax; (ii) such transfer would cause the Partnership to become ineligible for a safe harbor under applicable Treasury Regulations from treatment as a publicly traded partnership within the meaning of Code Section 7704; (iii) such transfer would cause the Partnership to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Code Section 4975(c)); (iv) such transfer would, in the opinion of legal counsel for the Partnership, cause any portion of the assets of the Partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101; or (v) such transfer would subject the Partnership to be regulated under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or the Employee Retirement Income Security Act of 1974, in each case as amended.

G.            No Transfer of any Units may be made to a lender to the Partnership or any Person who is related (within the meaning of Section 1.752-4(b) of the Treasury Regulations) to any lender to the Partnership whose loan constitutes a nonrecourse liability without the consent of the General Partner.

ARTICLE 12 - ADMISSION OF PARTNERS

Section 12.1.     Admission of Successor General Partner

A successor to all of the General Partner’s Partnership interest pursuant to Section 11.2 hereof shall be admitted to the Partnership as the General Partner, effective automatically upon such transfer.         Any such transferee shall carry on the business of the Partnership without dissolution. The successor General Partner shall execute and deliver to the Partnership and the Limited Partners a signed copy of this Limited Partnership Agreement and an agreement to be bound by all rights and responsibilities of the General Partner hereof. In the case of such admission on any day other than the first day of a Partnership fiscal year, all items attributable to the General Partner’s Partnership interest for such Partnership fiscal year shall be allocated between the transferring General Partner and such successor as provided in Section 11.6.D hereof.

Section 12.2.     Amendment of Agreement and Certificate of Limited Partnership

For the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Act to amend the records of the Partnership and, if necessary, to prepare as soon as practical an amendment of this Agreement (including an amendment of Exhibit A) and, if required by law, shall prepare and file an amendment to the Certificate and may for this purpose exercise the power of attorney granted pursuant to Article 16.

ARTICLE 13 - DISSOLUTION, LIQUIDATION AND TERMINATION

Section 13.1.     Dissolution

The Partnership shall not be dissolved by the admission of Substitute Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the withdrawal of the General Partner, any successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and its affairs shall be wound up, only upon the first to occur of any of the following (each, a “Liquidating Event”):

A.            an event of withdrawal of the General Partner, as defined in the Act, unless, within ninety (90) days after such event of withdrawal, Limited Partners (excluding any Limited Partner who is also an Affiliate of the General Partner) who hold a majority by Percentage Interest of the Limited Partners (excluding any Limited Partner who is also an Affiliate of the General Partner) agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of withdrawal, of a successor General Partner;

B.            an election to dissolve the Partnership made by the General Partner with the consent of Limited Partners (excluding any Limited Partner who also is an Affiliate of the General Partner) who hold a majority of the Percentage Interests of the Limited Partners (excluding any Limited Partner who also is an Affiliate of the General Partner);

C.            entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Act; or

D.            the sale or distribution of all or substantially all of the assets and properties of the Partnership, and, in the case of a sale, as long as the proceeds of such sale are distributed to the Partners in accordance with the terms of this Agreement; provided that, to the extent the Partnership undertakes obligations in connection with such sale, the Partnership shall continue until such obligations are met.

Section 13.2.     Winding Up

A.            Upon the occurrence of a Liquidating Event, the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Partners and Assignees. No Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership’s business and affairs. The General Partner, or, in the event there is no remaining General Partner, any Person elected by the Limited Partners who hold a majority of the Percentage Interests of the Limited Partners (excluding any Limited Partner who also is an Affiliate of the General Partner) (the General Partner or such other Person being referred to herein as the “Liquidator”), shall be responsible for overseeing the winding up and dissolution of the Partnership and shall take full account of the Partnership’s liabilities and property. The Partnership property shall be liquidated as provided in Section 13.6, and the proceeds therefrom shall be applied and distributed in the following order:

(1)            First, to the payment and discharge of all of the Partnership’s debts and liabilities to creditors (including the creditors that are also Partners); and

(2)            The balance, if any, to the Partners in accordance with Section 5.2.

The General Partner shall not receive any additional compensation for any services performed pursuant to this Article 13.

B.         Notwithstanding the provisions of Section 13.2.A hereof which require liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the Partnership’s assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (including to Partners and Assignees as creditors). Additionally, with the consent of the Limited Partners who hold a majority of the Percentage Interests of the Limited Partners (excluding any Limited Partner who also is an Affiliate of the General Partner), the Liquidator may distribute to the Partners and Assignees, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.2.A hereof, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation.         The Liquidator shall determine the fair market value of any property distributed in kind in accordance with the terms of this Section 13.2.B using such reasonable method of valuation as it may adopt.

C.            In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to the General Partner and Limited Partners and Assignees pursuant to this Article 13 may be:

(1)            distributed to a trust established for the benefit of the General Partner, Limited Partners and Assignees for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership, and paying any contingent or unforeseen liabilities or obligations of the Partnership or the General Partner arising out of or in connection with the Partnership. The assets of any such trust shall be distributed to the General Partner, Limited Partners and Assignees from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the General Partner, Limited Partners and Assignees pursuant to this Agreement; or

(2)            withheld or escrowed to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership, provided that such withheld or escrowed amounts shall be distributed to the General Partner and Limited Partners and Assignees in the manner and order of priority set forth in Section 13.2.A as soon as practicable.

Section 13.3.     Rights of Partners and Assignees

Each Partner and Assignee shall look solely to the assets of the Partnership for the return of its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Partnership. Except as otherwise provided in this Agreement, as it may be amended in accordance with the terms hereof, no Partner or Assignee shall have priority over any other Partner or Assignee as to the return of its Capital Contributions, distributions or allocations.

Section 13.4.     Notice of Dissolution

In the event a Liquidating Event occurs or an event occurs that would, but for the provisions of an election or objection by one or more Partners pursuant to Section 13.1, result in a dissolution of the Partnership, the General Partner shall, in time to permit exercise of Redemption Rights and the occurrence of the applicable Delivery Date prior to final distribution, provide written notice thereof to each of the Partners and Assignees.

Section 13.5.     Termination of Partnership and Cancellation of Certificate of Limited Partnership

Upon the completion of the liquidation of the Partnership’s assets, as provided in Section 13.2 and expiration of the period for tendering Partnership interests provided for in Section 13.4, the Partnership shall be terminated, a certificate of cancellation shall be filed, and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 13.6.    Reasonable Time for Winding-Up

A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Partnership and the liquidation of its assets pursuant to Section 13.2 hereof, in order to minimize any losses otherwise attendant upon such winding-up and to obtain the fair value thereof, and the provisions of this Agreement shall remain in effect during the period of liquidation.

Section 13.7.     Waiver of Partition

Each Partner hereby waives any right to partition of the Partnership property.

ARTICLE 14 - AMENDMENT OF PARTNERSHIP AGREEMENT;
MEETINGS; OCCURRENCE OF TRANSACTION

Section 14.1.     Amendments

A.            Amendments to this Agreement may be proposed solely by the General Partner. The General Partner shall seek the written vote of the Limited Partners on the proposed amendment without a meeting or, in lieu thereof, at its sole discretion, shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. For purposes of obtaining a written vote, the General Partner may require a response within a reasonable specified time, but not less than fifteen (15) days, and may provide that failure to respond in such time period shall constitute a vote which is consistent with the General Partner’s recommendation with respect to such proposal. Subject to Section 14.1.C, a proposed amendment shall be adopted and be effective as an amendment hereto if it is approved by the General Partner and it receives the consent of Limited Partners who hold a majority of the Percentage Interests of the Limited Partners (excluding any Limited Partner who also is an Affiliate of the General Partner).

B.            Notwithstanding the foregoing Section 14.1.A but subject to Section 14.1.C, amendments may be made to this Agreement by the General Partner, without the consent of any Limited Partner or Assignee, to: (i) add to the representations, duties or obligations of the General Partner or surrender any right or power granted to the General Partner herein; (ii) reflect a change that does not materially and adversely affect any of the Limited Partners, or to cure any ambiguity, correct or supplement any provision herein which may be inconsistent with any other provision herein; or (iii) reflect the admission, substitution, termination or withdrawal of Partners in accordance with this Agreement. The General Partner shall reasonably promptly notify the Limited Partners whenever it exercises its authority pursuant to this Section 14.1.B with respect to clauses (i) and (ii) of the preceding sentence.

C.            No amendment shall be adopted if it would (i) convert a Limited Partner Interest into a General Partner Interest, (ii) increase the liability of a Limited Partner or Assignee, (iii) except as otherwise permitted in this Agreement, alter any of the rights of the Partners or Assignees to distributions set forth in Article 5, (iv) alter or modify any aspect of the Redemption Rights as set forth in Article 8 hereof, (v) cause the early termination of the Partnership (other than pursuant to the terms hereof) or (vi) amend this Section 14.1.C, in each case without the consent of each Limited Partner and Assignee adversely affected thereby.

Section 14.2.     Meetings of the Partners

A.            Meetings of Partners may be called only by the General Partner from time to time, in its sole discretion. The General Partner shall give all Partners notice of the purpose of such proposed meeting not less than seven (7) days nor more than thirty (30) days prior to the date of the meeting. Meetings shall be held at a reasonable time and place selected by the General Partner, or virtually. Whenever the vote or consent of Limited Partners is permitted or required hereunder, such vote or consent shall be requested by the General Partner and may be given by the Limited Partners in the same manner as set forth for a vote with respect to an amendment to this Agreement in Section 14.1.A.

B.            Any action required or permitted to be taken at a meeting of the Partners may be taken without a meeting if a written consent setting forth the action to be taken is signed by the Partners owning the Percentage Interests required to vote in favor of such action, which consent may be evidenced in one or more instruments. Consents need not be solicited from any other Partner if the written consent of a sufficient number of Partners has been obtained to take the action for which such solicitation was required.

C.          Each Limited Partner may authorize any Person or Persons, including without limitation the General Partner, to act for him by proxy on all matters on which a Limited Partner may participate. Every proxy (i) must be signed by the Limited Partner or his attorney-in-fact, (ii) shall expire eleven (11) months from the date thereof unless the proxy provides otherwise and (iii) shall be revocable at the discretion of the Limited Partner granting such proxy. Whenever a Limited Partner revokes a proxy, it shall promptly notify the General Partner in writing.

Section 14.3.     Merger of AvalonBay; UPREIT Conversion

Notwithstanding Section 14.1 or any other provision of this Agreement:

A.           In the event that (i) AvalonBay or any of its subsidiaries engages in any merger, consolidation or other combination with or into another Person in which securities of AvalonBay are being issued, acquired, converted or exchanged, (ii) AvalonBay engages in the sale of all or substantially all of its assets or (iii) AvalonBay engages in a reclassification, recapitalization or change in the outstanding shares of its REIT Shares (other than a change in par value or from par value to no par value, or as a result of a subdivision or combination as described in the definition of Adjustment Factor that includes no more than de minimus payments of cash in lieu of fractional shares) which results in the holders of REIT Shares receiving cash, securities or other property (any of the events listed in clauses (i), (ii) or (iii) referred to as a “Transaction”), the General Partner may amend the provisions of this Agreement (including, without limitation, the definition of Adjustment Factor) in any reasonable respect (including any amendments altering or changing the distributions to a Limited Partner or a Limited Partner’s Redemption Rights) without obtaining the consent of any Limited Partner so long as, in connection with such Transaction, the Limited Partners (i) are offered the opportunity to receive for each Unit held by them an amount of cash, securities, or other property equal to the product of the Adjustment Factor and the amount of cash, securities or other property, if any, paid to a holder of one REIT Share as a result of the Transaction or (ii) the General Partner exercises its redemption rights in connection with such Transaction pursuant to Section 8.6.

B.           The General Partner may amend the provisions of this Agreement (including, without limitation, the definition of Adjustment Factor) in any respect in connection with a Partnership Merger effected in connection with, and that is subject to consummation of, the UPREIT Conversion.

ARTICLE 15 - GENERAL PROVISIONS

Section 15.1.     Addresses and Notice

All communications required or permitted under this Agreement shall be in writing and shall be deemed to have been given when delivered personally, upon deposit in the United States mail, registered, postage prepaid return receipt requested, upon deposit with an overnight courier, or upon transmission by email, to the applicable addresses set forth in Exhibit A; provided, that any Partner may specify a different address by notifying the General Partner in writing of such different address. Each Partner shall promptly following the change of its address information set forth in Exhibit A notify the Partnership of such change. Notices to the Partnership shall be delivered at or mailed to its principal office.

Section 15.2.      Titles and Captions

All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

Section 15.3.     Rules of Construction

When the context in which words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural and the masculine gender shall include the neutral or female gender as the context may require. Unless the context otherwise indicates, references to particular Articles and Sections are references to Articles and Sections of this Agreement.

Section 15.4.    Further Action

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.5.     Binding Effect

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.6.     Third-Party Beneficiaries

Other than as expressly set forth herein with respect to the Indemnitees, none of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership. The parties hereto expressly acknowledge and agree that AvalonBay is a beneficiary to this Agreement and is entitled to the rights, remedies and benefits hereunder and may enforce the provisions hereof as if it were a Partner of the Partnership.

Section 15.7.     Waiver

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

Section 15.8.     Counterparts

This Agreement and any Exhibit hereto or documents delivered in connection herewith may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one and the same instrument binding on all parties hereto or thereto, notwithstanding that all parties shall not have signed the same counterpart.

Section 15.9.     Applicable Law

This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 15.10. Invalidity of Provisions

If any provision of this Agreement shall be declared illegal, invalid, or unenforceable in any jurisdiction, then such provision shall be deemed to be severable from this Agreement (to the extent permitted by law) and in any event such illegality, invalidity or unenforceability shall not affect the remainder hereof.

Section 15.11.   Entire Agreement

This Agreement and exhibits attached hereto constitute the entire Agreement of the Partners and supersede all prior written agreements and prior and contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.

ARTICLE 16 - POWER OF ATTORNEY

Section 16.1.    Power of Attorney

Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner, any Liquidator, and authorized officers and attorneys in fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney in fact, with full power and authority in its name, place and stead to:

A.            execute, swear to, acknowledge, deliver, file and record in the appropriate public offices, to the extent the joinder therein of Limited Partners is required by the Act or other applicable law, rules or regulations: (a) all certificates, documents and other instruments (including, without limitation, this Agreement and the

Certificate and all amendments or restatements thereof) necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the Limited Partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may or plans to conduct business or own property; (b) all instruments necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (c) all instruments and documents necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation; and (d) all instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article 11 or Article 12 hereof or allocation of the Capital Contribution of any Partner or Assignee in connection therewith. No person may take any action pursuant to such power of attorney that (x) creates liability, or the potential for liability, on the part of any Limited Partner or Assignee for indebtedness or obligations of any other Person (including, without limitation, the Partnership or the General Partner), (y) subjects any Limited Partner or Assignee to service of process in any jurisdiction other than the state of its residence or principal place of business and other than as may be required by applicable law, rules or regulations or (z) alters the rights, benefits or obligations of any Limited Partner or Assignee in respect of the Partnership (whether under this Agreement, the Act or otherwise), except pursuant to amendments to this Agreement made, and other actions taken, in accordance with the terms of this Agreement. The General Partner or the Liquidator, as applicable, shall promptly provide each Limited Partner and Assignee with a copy of each document or other instrument executed on behalf of such Limited Partner or Assignee pursuant to the foregoing power of attorney.

B.            execute, swear to, seal, acknowledge and file all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the sole and absolute discretion of the General Partner or any Liquidator, to evidence or confirm any vote, consent or approval of a Limited Partner or to make, evidence, give, confirm or ratify any agreement or other action which is made or given by the Partners hereunder or is consistent with the terms of this Agreement or appropriate or necessary, in the sole and absolute discretion of the General Partner or any Liquidator, to effectuate the terms or intent of this Agreement. Nothing contained in this item (B) shall be construed to limit any vote, consent or approval rights specifically given to the Limited Partners elsewhere in this Agreement.

Nothing contained in this Section 16.1 shall be construed as authorizing the General Partner or any Liquidator to amend this Agreement except in accordance with Article 14 hereof or as may be otherwise expressly provided for in this Agreement. The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, in recognition of the fact that each of the Partners will be relying upon the power of the General Partner and any Liquidator to act as contemplated by this Agreement in any filing or other action by it on behalf of the Partnership, and it shall survive and not be affected by the subsequent Incapacity of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner’s Partnership interest or such Assignee’s economic interest and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within fifteen (15) days after receipt of the General Partner’s or Liquidator’s request therefor, such further instruments as the General Partner or the Liquidator, as the case may be, requests to confirm actions taken pursuant to the foregoing power of attorney.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Amended & Restated Agreement of Limited Partnership as of the date first written above.

GENERAL PARTNER

AQUA GP, LLC,
a Delaware limited liability company

By:	AvalonBay Communities, Inc., a Maryland corporation, its sole member

By:
Name:
Title:

LIMITED PARTNER

AVALONBAY COMMUNITIES, INC.,
a Maryland corporation (solely for purposes of Article 8)

By:
Name:
Title:

[Signature Page to A&R LPA]

Limited Partner Signature Page

to Amended and Restated Agreement of Limited Partnership

of Aqua DownREIT, L.P.

dated as of _________________

The undersigned hereby joins in that certain Amended and Restated Agreement of Limited Partnership of Aqua DownREIT, L.P., a Delaware limited partnership, dated of even date herewith, to acknowledge the undersigned’s admission to such Partnership and the undersigned’s agreements to be bound by all the terms and provisions of such Amended and Restated Agreement of Limited Partnership.

[Name]
[Address]
[Telephone]
[Email]
[Federal Tax ID#]

[Signature Page to A&R LPA]

EXHIBIT A

PARTNERS’ INITIAL CAPITAL CONTRIBUTIONS

Name and Street Address of Partner (no P.O. Box #’s)	Tax ID Number	Number of Units	Cash	Non-Cash Capital	Total Capital
			Contributions	Contributions	Contribution
General Partner
Aqua GP, LLC		N/A
Limited Partners
AvalonBay Communities, Inc.		N/A

A-1

EXHIBIT B

FORM OF REIMBURSEMENT AGREEMENT

THIS REIMBURSEMENT AGREEMENT (this “Agreement”) is entered into as of [DATE], by and among [LIMITED PARTNER] (“Reimbursor”), Aqua GP, LLC (the “General Partner”) and Aqua DownREIT, L.P., a Delaware limited partnership (the “Partnership”). Capitalized terms not defined in this letter agreement shall have the respective meanings given to them in that certain Amended and Restated Agreement of Limited Partnership of Aqua DownREIT, L.P., dated as of [DATE] (the “Partnership Agreement”).

WHEREAS, the General Partner is the sole general partner of the Partnership;

WHEREAS, this Agreement is being delivered by the undersigned Reimbursor, in accordance with the terms of the Partnership Agreement; and

WHEREAS, from the date of this Agreement until the earlier of (i) the date on which the Reimbursor is no longer holds any Units of the Partnership or (ii) [DATE] (the “Reimbursement Period”), Reimbursor agrees to reimburse the General Partner for the Reimbursable Debt Amount (as defined below) as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Reimbursor, the General Partner, and the Partnership hereby agree as follows:

Section 1.              Reimbursement.

1.1            Promise to Reimburse. During the Reimbursement Period, Reimbursor hereby agrees, in the amount described in Section 1.1.2 below, to reimburse the General Partner that portion of the Reimbursable Debt Amount (as defined below) that the General Partner or its Affiliates (excluding the Partnership) must pay or bear the economic risk of loss, in each case either directly or indirectly, to the extent the Reimbursable Debt Amount remains unpaid after the lender(s) or the obligee(s) of the Reimbursable Debt Amount (each, a “Lender”) has exhausted its remedies against the Partnership’s assets, but only to the extent that all principal payments received by the Lender subsequent to a default on its loan plus the proceeds to Lender from the exercise of its remedies against the Partnership’s assets is less than the Limit (defined below). If the General Partner or its Affiliates are entitled to reimbursement from one (1) or more persons, the amount reimbursable by Reimbursor hereunder shall be the amount paid by the General Partner which is subject to such reimbursement multiplied by a fraction, the numerator of which is the Limit and the denominator of which is the sum of the maximum amounts reimbursable to the General Partner by all such persons with reimbursement obligations.

1.2            Amount of Reimbursement. On any day during the Reimbursement Period, Reimbursor’s obligation to reimburse the General Partner pursuant to Section 1.1 shall be limited to an amount equal to $[AMOUNT] (the “Limit”).

1.3.           Reimbursable Debt Amount. On any day during the Reimbursement Period, the “Reimbursable Debt Amount” shall equal the amount of indebtedness of the

Partnership on such day for which the General Partner would bear the economic risk of loss (without taking into account any right to reimbursement under this Agreement) in the event the creditors of such indebtedness remained unpaid after exhausting their remedies against the Partnership assets.

Section 2.            Reimbursement Procedures.            Any reimbursement made under this Agreement shall be made no later than 45 days after receipt by Reimbursor of a written request for reimbursment from the General Partner. If a claim under this Agreement is not paid in full by Reimbursor within 45 days after a written request for payment thereof has first been received by Reimbursor, the General Partner may at any time thereafter bring an action against Reimbursor to recover Reimbursor’s unpaid amount of the claim.

Section 3.            Release of Reimbursement. In the event the Reimbursor disposes of its entire interest in the Partnership at a time when no Reimbursable Debt Amount is outstanding, the General Partner will release the Reimbursor from all liability hereunder.

Section 4.            Entire Agreement. This Agreement constitutes the entire Agreement of the parties hereto and supersede all prior written agreements and prior and contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.

Section 5.            Severability. If any provision of this Agreement shall be declared illegal, invalid, or unenforceable in any jurisdiction, then such provision shall be deemed to be severable from this Agreement (to the extent permitted by law) and in any event such illegality, invalidity or unenforceability shall not affect the remainder hereof.

Section 6.            Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 7.            Section Headings. The section headings in this Agreement are included for convenience only, are not a part of this Agreement and shall not be used in construing it.

[Signature Page Follows]

REIMBURSOR:

By:
Name:

GENERAL PARTNER:

Aqua GP, LLC
By: AvalonBay Communities, Inc.
Its: Sole Member

By:
Name:
Title:

PARTNERSHIP:

By: Aqua GP, LLC
Its: General Partner
By: AvalonBay Communities, Inc.
Its: Sole Member

By:
Name:
Title:

EXHIBIT C

FORM OF NOTICE OF REDEMPTION

AQUA DOWNREIT, L.P.

NOTICE OF REDEMPTION

Pursuant to Section 8.5 of the Amended and Restated Agreement of Limited Partnership of Aqua DownREIT, L.P. (the “Partnership”), dated [DATE] (as amended, supplemented or modified, the “Partnership Agreement”), the undersigned (the “Undersigned” or “Tendering Party”), hereby notifies Aqua GP, LLC, the general partner of the Partnership (the “General Partner”) and AvalonBay Communities, Inc. (“AvalonBay”) of his, her or its intention to tender the number of Limited Partnership Units (the “Limited Partnership Units” or “Units”) set forth below for cash or, in the General Partner’s sole discretion, cash or such number of shares of common stock of AvalonBay, $0.01 par value (“REIT Shares”), as is determined pursuant to the Limited Partnership Agreement.

Please complete the information below and sign where indicated. Failure to complete this Notice of Redemption fully and accurately may result in a delay in your redemption or exchange.

1.	Name and Address:

Social Security Number: _______________________

2.	Number of shares of Common Stock of AvalonBay owned by Tendering Party:

3.	Number of Units to be redeemed or exchanged: _________________ (must be a minimum of 500 Units or, if the Tendering Party owns less than 500 Units, then this must include all of the Units currently held by the Tendering Party).

The Units to be redeemed or exchanged are hereafter referred to as the “Tendered Units”.

To assure proper treatment (for account, tax, and/or purposes of agreements between AvalonBay, the Partnership and the Undersigned) and so that there is no future misunderstanding, please identify in what transaction the Tendered Units were originally issued (list properties contributed and date of closing or other identifying characteristics of closing):

4.	Does the number indicated in Item No. 3 above represent all Units held by the Undersigned?

  Yes             No

5.	By signing below, the Undersigned acknowledges that the General Partner may, in its sole discretion, redeem the Tendered Units for cash or exchange the Tendered Units for REIT Shares as set forth in the Partnership Agreement, and that the decision of the General Partner is absolute and final. However, please identify if the Undersigned has a preference form of redemption for the Tendered Units:

   Redeemed for Cash                                    Exchanged for REIT Shares

6.	By signing below, the Undersigned represents and warrants to AvalonBay and the General Partner that the Tendered Units are legally and beneficially owned by the Undersigned and will be delivered to the General Partner free and clear of all claims, liens and encumbrances. By signing below, the Undersigned hereby irrevocably agrees that, if the General Partner elects to exchange the Units for REIT Shares by notice to such effect sent to the Undersigned in accordance with the terms of the Partnership Agreement, then the assignment, representations and covenants of the Undersigned and the General Partner set forth on Annex A hereto shall automatically become effective. The Undersigned represents that the representations and warranties set forth on Annex A are true and correct as of the date of this notice. By signing below, the Undersigned agrees to promptly notify the General Partner if any of the representations and warranties of the Undersigned set forth in Annex A become untrue in any respect following the date of this notice.

7.	By signing below, the Undersigned represents and warrants to AvalonBay and the General Partner that he, she or it is a Qualified Party, as the term is defined in the Partnership Agreement, and that he, she or it has the right to demand this redemption or exchange pursuant to the terms of the Partnership Agreement.

8.	By signing below, the Undersigned represents and warrants to AvalonBay and the General Partner as to himself, herself or itself, as of the date of this Notice of Redemption, that the address set forth under the name on the first page of the Notice of Redemption is the Undersigned’s principal place of business or residence, as the case may be, and the Undersigned has no present intention of becoming a resident of any country, state or jurisdiction other than the country and state in which such principal place of business or residence is sited.

9.	The Undersigned represents and warrants as of the date of this notice and through the redemption or exchange of the Undersigned’s Units, to AvalonBay and the General Partner that the number of common shares of AvalonBay actually and constructively owned, as determined for purposes of Code Sections 856(a)(6), 856(h), 856(d)(2)(B) and 856(d)(5), in the aggregate, by the Tendering Party and all Related Parties is less than five percent (5%) of the outstanding shares of AvalonBay.

If the Tendering Party is unable to make this representation, then it must check the box below and attach a Schedule disclosing the ownership of AvalonBay common stock by the Tendering Party and by each Related Party.

More than five percent (5%) by Tendering Party and Related Parties.

10.	By signing below, the Undersigned represents and covenants to AvalonBay and the General Partner, as a condition to the issuance of REIT Shares or the payment of cash hereunder, that upon receipt by the Tendering Party of REIT Shares as a result of the tender of the Tendered Units hereunder, the actual and constructive ownership of REIT Shares by the Undersigned and all Related Parties will not exceed five percent (5%) of the outstanding shares of AvalonBay common stock.

11.	By signing below, the Undersigned represents and warrants to AvalonBay and the General Partner that he, she or it has read and understands the Partnership Agreement and the Registration Rights Agreement that was entered into by the Undersigned and AvalonBay in connection with the issuance to the Undersigned of the Tendered Units (as the same may have been amended, the “Registration Rights Agreement"”).

12.	By signing below, the Undersigned understands and acknowledges that the REIT Shares for which the Tendered Units may be exchanged are subject to the terms of the Registration Rights Agreement, will be restricted securities and as restricted securities they may not be resold under the federal and state securities laws unless and until such REIT Shares are registered under the Securities Act of 1933, as amended, pursuant to an effective Registration Statement or unless an exemption from registration under federal and state securities laws is available. The Undersigned represents that the investment representations and warranties it is delivering along with this notice, which are attached as Exhibit D to the Partnership Agreement, are true and correct as of the date of this notice. By signing below, the Undersigned agrees to promptly notify the General Partner if any of the representations and warranties of the Undersigned set forth in investment representations and warranties become untrue in any respect following the date of this notice.

Please send the Notice of Redemption via overnight delivery or certified mail to AvalonBay Communities, Inc. and the General Partner, at the address listed below. Please also send a copy of this notice via email to the email address below.

c/o AvalonBay Communities, Inc.

4040 Wilson Blvd., Suite 1000

Arlington, Virginia 22203

Attn : Edward Schulman, EVP-General Counsel

Email Address: [Redacted – personal information]

With email copies to:

Lee Davis, VP-Assistant General Counsel at [Redacted – personal information]

and                                             Michael Simel, SVP-Capital Markets at [Redacted – personal information]

Signature:

Date:

FOR AVALONBAY USE ONLY: Received by AvalonBay and the General Partner on

___________________.

ANNEX A TO FORM OF NOTICE OF REDEMPTION

ASSIGNMENT AGREEMENT

The assignment by the Undersigned of the Tendered Units (the “Assignment”), and the representations and covenants of the Undersigned and the General Partner, all as set forth below, shall become effective as to the Tendered Units if the General Partner notifies the Undersigned in accordance with the terms of the Partnership Agreement that, as to the Tendered Units, the General Partner is exercising its right to exchange REIT Shares therefor. Capitalized terms not defined herein or in the body of the Notice of Redemption shall have the meanings therefor set forth in the Partnership Agreement.

1.            Assignment. The Undersigned hereby assigns, transfers, conveys and sets over, absolutely, to the General Partner and its successors and assigns, all of the Undersigned's right, title and interest in and to (i) the Tendered Units and the Limited Partner Interests represented thereby, (ii) all distributions, allocations of profits and losses accruing from and after the Delivery Date, and (iii) all other rights and interests appurtenant to or otherwise a part of the Tendered Units; provided, that notwithstanding the above, that if the Delivery Date is on or before a stockholder record date with respect to the dividend, if any, for any Fiscal Period for the REIT Shares to be paid as consideration hereunder, then all distributions with respect to the Tendered Units for such Fiscal Period shall be distributable solely to the General Partner, without proration as between the parties hereto. Further, the Undersigned’s hereby designates, subject to the applicable provisions of the Partnership Agreement, the General Partner as the Substitute Limited Partner as to the Tendered Units.

2.            Acceptance. The General Partner hereby accepts the assignment of the Tendered Units and agrees to be bound by all terms and provisions of the Partnership Agreement as to the Tendered Units and hereby assumes any and all obligations of Undersigned as to the Tendered Units accruing from and after the date hereof.

3.            Representations, Warranties and Covenants of Undersigned. Undersigned hereby represents and warrants as follows:

(a)           it has good and merchantable and beneficial title to all of the Tendered Units, and the Tendered Units are not subject to any mortgages, pledges, liens, encumbrances, subparticipations or other restrictions, other than as may be provided for under the Partnership Agreement;

(b)           it has the full power, capacity, authority and unrestricted right to sell, convey, transfer and assign the Tendered Units, subject only to the provisions of the Partnership Agreement;

(c)           the execution and delivery of this Assignment and the consummation of the transaction contemplated hereby have been duly authorized by all necessary corporate or other action of the Undersigned and is not restricted, prohibited or rendered void by any agreement, commitment or other arrangement by which Undersigned or its properties and assets is bound or any decree, judgment, order, statute, rule or regulation applicable to or binding upon Undersigned; and

(d)           that the representations and warranties made by the Undersigned in its Notice of Redemption as to the Tendered Units are true and correct as of the date hereof.

4.            Further Assurances. Each of the parties hereto agrees to take such additional actions and execute such additional agreements, instruments and other documents as may be reasonably necessary to effectuate the terms and intent of this Assignment.

5.            Certificate Representing Units. In the event that, in connection with the transaction in which the Tendered Units were issued to the Undersigned, the General Partner delivered a certificate to the undersigned representing (or evidencing the General Partner’s certification that there had been issued) the number of Units issued to the Undersigned in connection with such transaction, then, in such event, the Undersigned agrees that (i) after the redemption or exchange of the Tendered Units such certificate shall no longer reflect or evidence ownership of the Tendered Units and (ii) at the General Partner’s request the Undersigned will promptly deliver the original of such certificate, or a loss affidavit therefor, in exchange for a new certificate in which the General Partner certifies the total number of Units owned by the Undersigned as of that date.

6.            Entire Agreement. This Assignment constitutes the entire Agreement of the Partners and supersede all prior written agreements and prior and contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.

7.            Miscellaneous.

(a)            Governing Law. This Assignment shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b)            Successors and Assigns. This Assignment shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

EXHIBIT D

INVESTMENT REPRESENTATIONS AND WARRANTIES

Transferee Form:

Reference is made to that certain Amended and Restated Agreement of Limited Partnership Aqua DownREIT, L.P., dated as of [DATE] (the “Partnership Agreement”). Capitalized terms not defined herein shall have the respective meanings given to them in the Partnership Agreement. The proposed transferee (“Transferee”) hereby makes the following representations, warranties and acknowledgements to the General Partner:

Transferee acknowledges that Transferee’s admission as a Substitute Limited Partner in the Partnership (“Admission”) is contingent upon the veracity of each of the representations and warranties contained herein and the accuracy and completeness of all responses entered in the investor questionnaire provided to Transferee. Transferee further acknowledges that the General Partner or the Partnership may refuse Transferee’s Admission if Admission would be in violation of the Securities Act or any other applicable federal or state securities laws, regulations or rules.

Transferee has had an opportunity to review all registration statements, reports and amendments thereto filed with or furnished to the Commission on behalf of AvalonBay Communities, Inc. (collectively, the “AvalonBay Documents”) and understands the risks of, and other considerations relating to, Admission. Transferee, by reason of its, his or her business and financial experience, together with the business and financial experience of those persons, if any, retained by it to represent or advise it with respect to its investment in the Partnership, has such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it, he or she (A) is capable of evaluating the merits and risks of an investment in the Partnership and of making an informed investment decision, (B) is capable of protecting its own interest or has engaged representatives or advisors to assist it in protecting its, his or her interests and (C) is capable of bearing the economic risk of such investment.

Transferee understands that an investment in the Partnership involves substantial risks. Transferee has been given the opportunity to make a thorough investigation of the proposed activities of the Partnership and has been furnished with materials relating to the Partnership and its proposed activities, including, without limitation, the Limited Partnership Agreement, the Registration Rights Agreement and the other documents and materials it requires to make its investment decision (collectively, the “Partnership Materials”). Transferee has relied and is making its investment decisions upon the Partnership Materials provided to Transferee by or on behalf of the Partnership.

Any interest in the Partnership will be acquired by Transferee for its, his or her own account (or if such Transferee is a trustee, for a trust account) for investment purposes only and not with a view to, or with any intention of, a distribution or resale thereof, in whole or in part, or the grant of any participation therein, without prejudice, however, to Transferee’s right (subject to the terms of this Agreement and the Limited Partnership Agreement) at all times to sell or otherwise dispose of all or any part of its interest in the Partnership under an effective registration statement or an exemption from such registration available under the Securities Act, and applicable state securities laws, and subject, nevertheless, to the disposition of its assets being at all times within its control.

Transferee acknowledges that (A) the Limited Partnership Interests in the Partnership have not been registered under the Securities Act or any state securities laws by reason of a specific exemption or exemptions from registration under the Securities Act and applicable state securities laws and, if such interests are represented by certificates, such certificates will bear a legend to such effect, (B) the General Partner’s and the Partnership’s reliance on such exemptions is predicated in part on the accuracy and completeness of the representations and warranties of Transferee contained herein, (C) such interests, therefore, cannot be resold unless registered under the Securities Act and applicable state securities laws, or unless an exemption from registration is available, (D) there is no public market for such interests and (E) the Partnership has no obligation or intention to register such interests for resale under the Securities Act or any state securities laws or to take any action that would make available any exemption from the registration requirements of such laws. Transferee hereby acknowledges that because of the restrictions on transfer or assignment of the interests which are set forth in the Limited Partnership Agreement, the Transferee may have to bear the economic risk of the investment in the Partnership for an indefinite period of time.

The address set forth under Transferee’s name in the investor questionnaire provided to Transferee is the Transferee’s principal place of business or residence, as the case may be, which address has not changed (except for relocations within the same state) within the two (2) years immediately preceding the date hereof, except as disclosed in writing to the General Partner prior to the date hereof, and Transferee has no present intention of becoming a resident of any country, state or jurisdiction other than the country and state in which such Transferee’s principal place of business or residence is sited.

ACKNOWLEDGED AND AGREED Transferee:

By:

Name:

Date:

Tendering Party Form:

Reference is made to that certain Amended and Restated Agreement of Limited Partnership of Aqua DownREIT, L.P., dated as of [DATE] (the “Partnership Agreement”). Capitalized terms not defined herein shall have the respective meanings given to them in the Partnership Agreement. The undersigned (“Tendering Party”) hereby makes the following representations, warranties and acknowledgements to the General Partner and AvalonBay:

Tendering Party acknowledges the redemption (the “Redemption”) of its Units representing Limited Partnership Interests in the Partnership is contingent upon the veracity of each of the representations and warranties contained herein and the accuracy and completeness of all responses entered in the investor questionnaire provided to Tendering Party and the notice of redemption it has submitted to the General Partner. Tendering Party further acknowledges that the General Partner or the Partnership may refuse the redemption of Tendering Party’s Units if such redemption would be in violation of the Securities Act or any other applicable federal or state securities laws, regulations or rules.

Tendering Party has had an opportunity to review all registration statements, reports and amendments thereto filed with or furnished to the Commission on behalf of AvalonBay Communities, Inc. (collectively, the “AvalonBay Documents”) and understands the risks of, and other considerations relating to, the Redemption. Tendering Party, by reason of its, his or her business and financial experience, together with the business and financial experience of those persons, if any, retained by it to represent or advise it with respect to its investment in AvalonBay, has such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it, he or she (A) is capable of evaluating the merits and risks of an investment in AvalonBay and of making an informed investment decision, (B) is capable of protecting its own interest or has engaged representatives or advisors to assist it in protecting its, his or her interests and (C) is capable of bearing the economic risk of such investment.

Tendering Party understands that an investment in AvalonBay involves substantial risks. Tendering Party has been given the opportunity to make a thorough investigation of the proposed activities of AvalonBay and has been furnished with materials relating to AvalonBay and its proposed activities, including, without limitation, the organizational documents of AvalonBay, the Registration Rights Agreement and the other documents and materials it requires to make its investment decision, including the AvalonBay Documents (collectively, the “Materials”). Tendering Party has relied and is making its investment decisions upon the Materials provided to Tendering Party.

Any interest in AvalonBay will be acquired by Tendering Party for its, his or her own account (or if such Tendering Party is a trustee, for a trust account) for investment purposes only and not with a view to, or with any intention of, a distribution or resale thereof, in whole or in part, or the grant of any participation therein, without prejudice, however, to Tendering Party’s right (subject to the terms of this Agreement, the Registration Rights Agreement and the organizational documents of AvalonBay) at all times to sell or otherwise dispose of all or any part of its interest in AvalonBay under an effective registration statement or an exemption from such registration available under the Securities Act, and applicable state securities laws, and subject, nevertheless, to the disposition of its assets being at all times within its control. Tendering Party acknowledges that (A) the REIT Shares have not been registered under the Securities Act or any state securities laws by reason of a specific exemption or exemptions from registration under the Securities Act and applicable state securities laws and will bear a legend to such effect, (B) AvalonBay’s reliance on such exemptions is predicated in part on the accuracy and completeness of the representations and warranties of Tendering Party contained herein, (C) such shares, therefore, cannot be resold unless registered under the Securities Act and applicable state securities laws, or unless an exemption from registration is available, and (D) except as set forth in the Registration Rights Agreement, AvalonBay and its affiliates have no obligation or intention to register such interests for resale under the Securities Act or any state securities laws or to take any action that would make available any exemption from the registration requirements of such laws.

The address set forth under Tendering Party’s name in the notice of redemption provided to Tendering Party is the Tendering Party’s principal place of business or residence, as the case may be, which address has not changed (except for relocations within the same state) within the two (2) years immediately preceding the date hereof, except as disclosed in writing to the General Partner or AvalonBay prior to the date hereof, and Tendering Party has no present intention of becoming a resident of any country, state or jurisdiction other than the country and state in which such Tendering Party’s principal place of business or residence is sited.

ACKNOWLEDGED AND AGREED Tendering Party:

By:

Name:

Date:

EXHIBIT E

FORM OF INVESTOR QUESTIONNAIRE

INVESTOR QUESTIONNAIRE

AvalonBay Communities, Inc.
4040 Wilson Blvd., Suite 1000
Arlington, Virginia 22203

The shares (the “Shares”) of the common stock, par value $0.01 per share, of AvalonBay Communities, Inc. (the “Company”) are being offered without registration under the Securities Act of 1933, as amended (the “Securities Act”), and the securities laws of certain states. The Shares are being offered in reliance on Section 506(c) under Regulation D of the Securities Act (“Regulation D”) and similar state law exemptions. To satisfy the requirements of Regulation D and applicable state law exemptions, the Company must determine whether a prospective stockholder meets Regulation D and state law definitions of “accredited investor” before selling (or, in some states, offering) securities to such person. This Investor Questionnaire (the “Questionnaire”) is intended to assist the Company in making this determination.

Please complete, execute and date this Investor Questionnaire and deliver it to the address set forth above. Your (the “Questioned”) answers will, at all times, be kept confidential except as necessary to establish that the offering and sale of the Shares will not result in a violation of the registration provisions of the Securities Act or a violation of the securities laws of any state. The Questioned agrees that this Questionnaire does not constitute an offer to sell or a sale of the Shares and that no sale will occur prior to the acceptance of the Questioned’s subscription. Part III attached hereto includes methods that the Questioned may use to verify its “accredited investor” status. You must include your latest IRS Form W-9 or Form W-8, as applicable, with your delivery of this Questionnaire.

PART I – INFORMATION ABOUT THE QUESTIONED

Name of Questioned (Please Print or Type)	Social Security Number/Tax I.D. Number

$
Amount of Purchase (as applicable)

Type of Questioned —Please check all that apply:

☐ Individual	☐ Registered Investment Company	☐ Foundation
☐ Partnership	☐ Joint Tenants (with Rights of Survivorship)	☐ Endowment
☐ Corporation	☐ Tenants in Common	☐ Employee Benefit Plan
☐ Trust	☐ Individual Retirement Plan	☐ Keogh Plan
☐ Limited Liability Company	☐ Charitable Remainder Trust	☐ Fund of Funds*

*	For purposes of this item, the term “Fund of Funds” means a fund that invests 10 percent or more of its total assets in other pooled investment vehicles, whether or not they are private funds or registered investment companies.

Full Mailing Address (Exactly as it should appear on labels):

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Dr.   ☐ Other _______

Telephone number	Email

Residence (if an individual) or Principal Place of Business (if an entity) Address (No P.O. Boxes Please, if any):

Telephone number	Fax number

Attention:

E-Mail Address: __________________________________________________________________

Briefly identify the Questioned’s primary business (i.e., the name of the business and the industry of operations):

Please describe as specifically as possible the source of funds being used to purchase this investment (i.e., the economic activity that generated the funds). If investment proceeds, identify the category of investments (e.g., equity, debt, real estate, alternative):

If the Questioned is an entity, please name any shareholder, member, partner, beneficiary or other person entitled to 25% or more of the economic entitlements associated with the investment by the Questioned:

RELATIONSHIP WITH THE COMPANY:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

PART II – ACCREDITED INVESTOR STATUS

FOR INDIVIDUALS

(Please initial as appropriate)

(A)       Individuals

_____ Initial	1.	The Questioned has an individual net worth in excess of $1,000,000 (such calculation excludes the Questioned’s primary residence) and represents and warrants that such Questioned has disclosed all liabilities necessary to make a determination of such Questioned’s net worth.2
_____ Initial	2.	The Questioned has joint net worth with his or her spouse, in excess of $1,000,000 (such calculation excludes the Questioned’s primary residence) and (please initial (a) and (b) below)

(a)	such Questioned represents and warrants that such Questioned has disclosed all liabilities necessary to make a determination of such Questioned’s net worth 3:

please initial here: _____________

AND

(b)	such Questioned’s spouse represents and warrants that he or she has disclosed all liabilities necessary to make a determination of his or her net worth4:

please initial here: _____________

_____ Initial	3.	The Questioned had individual income (exclusive of any income attributable to his or her spouse) of more than $200,000 in each of the past two years, and represents and warrants that such Questioned reasonably expects to reach the same income level in the current year.

2       If the Questioned is using the Accredited Status Certificate Letter attached hereto to verify its status as an accredited investor, the Questioned must disclose all such liabilities to the person preparing such letter.

3       If the Questioned is using the Accredited Status Certificate Letter attached hereto to verify its status as an accredited investor, the Questioned must disclose all such liabilities to the person preparing such letter.

4       If the Questioned is using the Accredited Status Certificate Letter attached hereto to verify its status as an accredited investor, the Questioned must disclose all such liabilities to the person preparing such letter.

______ Initial	4.	The Questioned had joint income with his or her spouse of more than $300,000 in each of the past two years and (please initial (a) and (b) below)

(a)	such Questioned represents and warrants that he or she has a reasonable expectation of reaching the joint income level necessary to qualify as an accredited investor please initial here: ______________

AND

(b)	such Questioned’s spouse represents and warrants that he or she has a reasonable expectation of reaching the joint income level necessary to qualify as an accredited investor please initial here: ______________

______ Initial	5.	The Questioned is a director, executive officer (as defined in Rule 501(f) of Regulation D, promulgated under the Securities Act), or general partner of the Company.

FOR ALL ENTITIES, INCLUDING LIMITED LIABILITY COMPANIES, CORPORATIONS, PARTNERSHIPS, EMPLOYEE BENEFIT PLANS OR IRA

(Please initial as appropriate)

(B)           Corporations, Partnerships, Employee Benefit Plans or IRA

1.	Has the subscribing entity been formed for the specific purpose of investing in the Shares?___________________ (yes/no)

If your answer to question 1 is “No,” CHECK whichever of the following statements (a-j) is applicable to the subscribing entity. If your answer to question 1 is “Yes,” the subscribing entity must be able to certify to statement (2) below in order to qualify as an “accredited investor.”

The undersigned entity certifies that it is an “accredited investor” because it is:

(a)           _______ a bank (as defined in Section 3(a)(2) of the Securities Act) or a savings and loan association or other institution (as defined in Section 3(a)(5)(A) of the Securities Act) whether acting in its individual or fiduciary capacity; or

(b)           _______ a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended; or

(c)           _______ an insurance company (as defined in Section 2(a)(13) of the Securities Act); or

(d)           _______ an investment company registered under the Investment Company Act of 1940 or a business development company (as defined in Section 2(a)(48) of that Act); or

(e)           _______ a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; or

(f)           _______ an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 and (i) the investment decision is made by a plan fiduciary (as defined in Section 3(21) of such Act) which is either a bank, savings and loan association, insurance company or registered investment advisor, or (ii) the employee benefit plan has total assets in excess of $5,000,000 or (iii) if the plan is a self-directed plan, its investment decisions are made solely by persons who are accredited investors. If the Questioned is deemed an “accredited investor” pursuant to the immediately preceding clause (iii), please also CHECK the appropriate space in Section II, A, INDIVIDUALS and provide the requested information; or

(g)           _______ a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, and such plan has total assets in excess of $5,000,000; or

(h)           _______ a private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940)(j); or

(i)           _______ an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, corporation, a partnership, limited liability company, or a Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000; or

(j)           _______ an entity (including a corporation or partnership) in which all of the equity owners individually are accredited investors described above under Section II, A, INDIVIDUALS. Please also CHECK the appropriate space in that section and provide the requested information.

2.	If the answer to Question B.1. above is “Yes,” please certify the statement below is true and correct:

_______ The undersigned entity certifies that it is an accredited investor because each of its shareholder or beneficiaries meets at least one of the conditions described above under Section II, A, INDIVIDUALS or Section II, B, CORPORATIONS, ETC. Please also CHECK the appropriate space in that section and provide the requested information.

(C)           Trusts

1.	Has the subscribing entity been formed for the specific purpose of investing in Shares? _______________ (yes/no)

If your answer to question 1 is “No,” CHECK whichever of the following statements (a-c) is applicable to the subscribing entity. If your answer to question 1 is “Yes,” the subscribing entity must be able to certify to the statement (c) below in order to qualify as an “accredited investor.”

The undersigned trustee certifies that the trust is an “accredited investor” because:

(a)_______ the trust has total assets in excess of $5,000,000 and the investment decision has been made by a “sophisticated person;” or;

(b)_______ the trustee making the investment decision on its behalf is a bank (as defined in Section 3(a)(2) of the Act), a saving and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, acting in its fiduciary capacity; or,

(c)_______ the grantor(s) of the trust may revoke the trust at any time and regain title to the trust assets and has (have) retained sole investment control over the assets of the trust and the (each) grantor(s) meets at least one of the conditions described above under Section II, A, INDIVIDUALS. Please also CHECK the appropriate space in that section and provide the requested information.

ONLY FILL OUT THE FOLLOWING SECTION IF YOU ARE AN ENTITY

Authorization Of Representative(s)/Agent(s)

Set forth below are the names of persons authorized by the Questioned to give and receive instructions between the Company and the Questioned, together with their respective signatures. Such persons are the only persons so authorized until further notice to the Company.

(Please attach additional pages if needed)

Name	Signature

Address of Authorized Representative/Agent (No P.O. Boxes Please, if any):

Telephone number	Fax number

PART III – VERIFICATION OF ACCREDITED INVESTOR STATUS

In accordance with Rule 506(c) promulgated under Regulation D, the Company is required to take reasonable steps to verify the status of each Questioned as an “accredited investor” as defined in Regulation D. Note that income verification is valid for 12 months from the date we confirm it, while net worth verification is only valid for 3 months from the date we confirm it. If you are not verified, you will not be able to participate. Accordingly, please provide us with one of the following:

For Individuals:

1.	Please have your CPA, attorney, registered investment advisor, or broker-dealer email us a letter on their letterhead, using the document provided in Annex A below, attesting to your status as an accredited investor based upon their knowledge of your income or your net worth. This letter must be dated within the prior 60 days.

2.	You may instead send income verification documents (such as IRS Forms 1040 or W-2) for us to review that evidence of your income for the prior two years.

3.	You may instead send asset verification documents (such as bank statements, brokerage statements and other statements of securities holdings, certificates of deposit, tax assessments, appraisal reports issued by independent third parties, and a consumer report from one or more of the nationwide consumer reporting agencies all dated within the past 60 days), which we will review. Please note that if you are relying solely on the asset test for accredited investor status, evidence of all liabilities must be provided for our review.

For Entities Relying on Total Assets in Excess of $5,000,000:

1.	Please have your CPA, attorney, registered investment advisor, or broker-dealer email us a letter on their letterhead, using the document provided in Annex A below, attesting to your status as an accredited investor based upon their knowledge of your investment or other assets. This letter must be dated within the prior 60 days.

2.	You may instead send bank or broker’s statements evidencing total assets in excess of $5,000,000.

3.	You may instead provide audited or certified financial statements evidencing total assets in excess of $5,000,000.

For Entities Relying On Regulated Status:

1.             Please provide evidence of your status as a bank, insurance company, registered investment company, business development company or small business investment company

ANNEX A TO INVESTOR’S QUESTIONNAIRE

FORM OF VERIFICATION LETTER

[ADD CERTIFIED LETTERHEAD]

Accredited Status Certification Letter

[Date]

AvalonBay Communities, Inc.

4040 Wilson Blvd., Suite 1000

Arlington, Virginia 22203

Attn : Edward Schulman, EVP-General Counsel

Email Address: [Redacted – personal information]

cc:

Lee Davis, VP-Assistant General Counsel at [Redacted – personal information]

Michael Simel, SVP-Capital Markets at [Redacted – personal information]

Re:            Determination of Accredited Status

Dear Mr. Schulman:

[Client’s legal name] (“Client”) has asked this firm to provide AvalonBay Communities, Inc. (the “Issuer” or “you”) with this verification letter to assist you in your determination of whether Client is an “accredited investor” as defined in Rule 501(a) of the Securities Act of 1933, as amended.

I hereby certify that [I am/my firm is] (please check the appropriate box):

[   ]           a registered broker-dealer, as defined in the Securities Exchange Act of 1934, as amended;

[   ]           an investment adviser registered with the Securities and Exchange Commission;

[   ]           a licensed attorney in good standing under the laws of the jurisdictions in which I am admitted to practice law; or

[   ]           a certified public accountant in good standing under the laws of the place of my residence or principal office.

We draw your attention to the fact that the determination of whether a person is an accredited investor is a factual question and therefore not susceptible to a legal opinion. Accordingly, this letter is not a legal opinion and we make no representations about whether Client is an accredited investor or whether this letter is sufficient for your purposes.

In connection with this letter, we have examined and relied upon the original or copies of the following document(s) (the “Client Materials”)5:

[   ] Tax returns for the years [ ] and [            ] (each, a “Tax Year”) filed by Client and [his/her] spouse on Form 1040 (the “Tax Returns”), accompanied by a certificate of Client that that the copies of the Tax Returns provided were true, correct and complete, filed with the appropriate office of the Internal Revenue Service, prepared in full compliance with applicable law and governmental regulations and have not been amended.

[   ] A certificate executed by Client and [his/her] spouse, attached hereto, addressed to the Issuer and us, stating such persons: (i) have had a joint income in excess of $300,000 in each of the two most-recent years and have a reasonable expectation of joint income in the current year in excess of $300,000; or (ii) have a joint “net worth”6 in excess of $1,000,000,

[   ] A certificate executed by Client, attached hereto, addressed to the Issuer and us, stating such person: (i) has had an individual income in excess of $200,000 in each of the two most-recent years and has a reasonable expectation of income in the current year in excess of $200,000; or (ii) has an individual “net worth” in excess of $1,000,000.

[   ] Form 1099 filed with the Internal Revenue Service by Client [and [his/her] spouse] for the two most-recent years;

[   ] Schedule K-1 of Form 1065 filed with the Internal Revenue Service by Client [and [his/her] spouse] for the two most recent-years;

[   ] Form W-2 issued by the Internal Revenue Service to Client [and [his/her] spouse] for the two most recent-years;

[   ] Other Internal Revenue Service documents (please specify):

______________________.

[   ] bank statements, brokerage statements and other statements of securities holdings, certificates of deposit, tax assessments or appraisal reports issued by independent third parties to Client, dated within three months of the date of this letter;

[   ] a consumer or credit report from at least one of the nationwide consumer reporting agencies indicating Client’s liabilities, dated within three months of the date of this letter;

5 Check appropriate box(es).

6 For purposes of this letter, “net worth” means total assets (excluding, with respect to natural persons, any primary residence) at fair market value less total liabilities. In calculating total liabilities, debt secured by any such primary residence is included only to the extent that it (a) exceeds the fair market value of the residence or (b) was incurred during the last 60 days (unless incurred to acquire the residence).

[   ] if relying on Client’s net worth to verify Client’s “accredited investor” status, evidence of all of Client’s liabilities, dated within three months of the date of this letter, provided by Client;

[   ] other documents (please specify):

___________________________________________.

We have not conducted any other investigation or inquiries of Client, and have not determined whether the above documents were accurately prepared, agree with source documents, were properly filed or otherwise.

Subject to the preceding paragraphs, and based only on our review of the Client Materials, we confirm that Client (please check the appropriate box):

[   ]           is a natural person who had individual annual income in excess of $200,000, or joint annual income together with [his/her] spouse in excess of $300,000, in each of the two most recent years for which Client has filed U.S. federal income tax returns ([year] and [year]);

[   ]           is a natural person who has an individual net worth, or a joint net worth together with [his/her] spouse, in excess of $1,000,000; or

[   ]           is an entity with total assets in excess of $5,000,000.

By rendering this letter, we do not intend to waive any attorney-client privilege, as applicable. This letter is limited to the matters set forth herein and speaks only as of the date hereof. Nothing may be inferred or implied beyond the matters expressly contained herein. This letter may be relied upon by you and only in connection with an offering under Rule 506(c) and only for 30 days from the date of this letter. This letter may not be used, quoted from, referred to or relied upon by you or by any other person for any other purpose, nor may copies be delivered to any other person, without in each instance our express prior written consent. We assume no obligation to update this letter.

Very truly yours,

[CERTIFIER LEGAL NAME]

By: _____________________

Name: ___________________

Title: ____________________

EXHIBIT F

FORM OF REGISTRATION RIGHTS AGREEMENT

(attached)

F-1

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is entered into as of [DATE] by and among AvalonBay Communities, Inc., a Maryland corporation (the “Company”), and the persons listed on Exhibit A (each, a Holder and collectively, the “Holders”), which contemporaneously herewith are to become partners of Aqua DownREIT, L.P., a Delaware limited partnership (the “Partnership”).

WHEREAS, the Holders are to receive contemporaneously herewith units of limited partnership interest in the Partnership (“Units”), issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the contribution to the Partnership of direct or indirect interests in real property pursuant to that certain Transaction Agreement by and among the Company, the Partnership, BSR Real Estate Investment Trust, an unincorporated, open-ended real estate investment trust organized under the laws of the Province of Ontario (“BSR”), BSR Trust, LLC, a Delaware limited liability company and subsidiary of BSR (“BSR Opco”), BSR Holdco, LLC, a Delaware limited liability company agreement and wholly owned subsidiary of BSR Opco, and certain holders party thereto, dated [DATE] (as amended, supplement or modified, the “Transaction Agreement”);

WHEREAS, pursuant to the Amended and Restated Agreement of Limited Partnership of the Partnership, dated [DATE] (the “Partnership Agreement”), such Units may, subject to and in accordance with the terms of the Partnership Agreement, after the Lock-Up Period referred to below, be tendered by the Holder thereof for redemption by the Partnership for cash or, at the Company’s election, cash or shares of the Company’s common stock, par value $0.01 per share (“Common Stock”); and

WHEREAS, it is contemplated that as of the closing of the transactions contemplated by the Transaction Agreement, the Company provide the Holders with registration rights pursuant to this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual promises and agreements set forth herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           Certain Definitions.

Capitalized terms not defined herein shall have the respective meanings given to them in the Partnership Agreement. As used in this Agreement, the following capitalized defined terms shall have the following meanings:

“FINRA” shall mean the Financial Industry Regulatory Authority or any successor regulatory authority.

“Person” shall mean an individual, partnership, corporation, limited liability company, trust, or unincorporated organization, or a government or agency or political subdivision thereof.

“Prospectus” shall mean the prospectus included in a Registration Statement at the time the Registration Statement was declared effective by the SEC, as subsequently amended or supplemented by any prospectus supplement relating to the terms of the offering of any portion of the Registrable Shares covered by such Registration Statement, and in each case including all material incorporated by reference therein.

“Registrable Shares” shall mean, with respect to any Holder, the Shares held or beneficially held by such Holder; provided, however, that any such Shares shall cease to be Registrable Shares (i) upon their sale under an effective Registration Statement (including, without limitation, Shares issued to the Holders in exchange for Units pursuant to an effective original issuance Registration Statement), (ii) upon their sale pursuant to Rule 144 or Rule 145 under the Securities Act, (iii) upon their eligibility (or at any time they would be eligible in the absence of the Holder’s ownership of Common Stock other than Registrable Shares) for sale pursuant to Rule 144(b)(1)(i) under the Securities Act without volume or manner of sale limitations under any of the other requirements of Rule 144, (iv) if they cease to be outstanding or (v) if they are otherwise transferred and new certificates or book-entries for them not bearing any legend restricting their transfer have been delivered by the Company such that such Shares may be publicly resold without further registration under the Securities Act.

“Registration Expenses” shall mean any and all expenses incurred by the Company incident to performance of or compliance with this Agreement, including, without limitation: (i) all SEC, stock exchange, FINRA registration and filing fees; (ii) all fees and expenses incurred in connection with compliance with state securities or “blue sky” laws and the rules of FINRA; (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing, filing and distributing any Registration Statement, any Prospectus, certificates and other documents relating to the performance of and compliance with this Agreement; (iv) all fees and expenses incurred in connection with the listing, if any, of any of the Registrable Shares on any securities exchange or exchanges pursuant to Section 3(d) hereof; and (v) the fees and disbursements of counsel for the Company and of the independent public accountants of the Company in connection with any of the foregoing and including the expenses of any special audit or “comfort” letters required by or incident to such performance and compliance. Notwithstanding the foregoing, Registration Expenses shall specifically exclude underwriting discounts and commissions relating to the sale or disposition of Registrable Shares by a selling Holder, the fees and disbursements of counsel or any other advisors representing a selling Holder, and transfer taxes, if any, relating to the sale or disposition of Registrable Shares by a selling Holder, all of which shall be borne by such Holder in all cases.

“Registration Statement” shall mean any registration statement of the Company pursuant to the requirements of the Securities Act which covers any of the Registrable Shares on an appropriate form, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all materials incorporated by reference therein.

“Scheduled Black-Out Period” shall mean, with respect to any fiscal quarter, the period from and including the day that is the sixth (6th) day of the last month of such fiscal quarter to and including the later of (a) the day that is three (3) days after the day on which the Company publicly releases its earnings for such fiscal quarter and (b) the day on which the executive officers and

2

directors of the Company are no longer prohibited by Company policies applicable with respect to such quarterly earnings period from buying or selling equity securities of the Company.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Shares” shall mean the shares of Common Stock issued or to be issued to the Holder(s) upon redemption or in exchange for its or their Units, as appropriately adjusted in accordance with the terms of the Partnership Agreement.

“Transfer” shall mean any direct or indirect sale, assignment, transfer, conveyance, gift, bequest by will or under intestacy laws, pledge, hypothecation or other encumbrance, or any other disposition, of the stated security (or any interest therein or right thereto, including the issuance of any total return swap or other derivative whose economic value is primarily based upon the value of the stated security) of all or part of the voting power (other than the granting of a revocable proxy) associated with the stated security (or any interest therein) whatsoever, or any other transfer of beneficial ownership of the stated security, with or without consideration and whether voluntarily or involuntarily (including by operation of law).

2.            Lock-Up Agreement. Each Holder hereby agrees that for one (1) year from the date hereof (the “Lock-Up Period”), without the prior written consent of the Company, it will not Transfer or offer to Transfer any Shares or Units (the “Lock-Up”). For the avoidance of doubt, the Lock-Up shall not limit any other restrictions set forth in the Partnership Agreement with respect to the transfer or conveyance of Units.

3.            Registration.

(a)            Registration Statement Covering Issuance of Common Stock.            The Company shall, after the expiration of the Lock-Up Period (or such other date as may be required under applicable provisions of the Securities Act), use its reasonable efforts to file, a registration statement (the “Issuance Registration Statement”) under the Securities Act relating to the issuance to Holders of Common Stock upon the redemption of Units or in exchange for Units. Thereupon, the Company shall use reasonable efforts to cause such Registration Statement to be declared effective by the SEC for all shares of Common Stock covered thereby. The Company agrees to use reasonable efforts to keep the Issuance Registration Statement continuously effective, with respect to the Registrable Shares of a particular Holder, until the earlier of (i) the date on which such Holder has redeemed or exchanged such Holder’s Units for cash or Common Stock pursuant to the Partnership Agreement, or (ii) the date which is three (3) years after the date of the written request from the Holders to file an Issuance Registration Statement (the “Termination Date”). The Issuance Registration Statement may be a universal shelf Registration Statement that relates to the offer and sale of the securities of the Company other than Registrable Shares.

(b)            Resale Registration Statement. In lieu of filing the Issuance Registration Statement, the Company may, at any time after expiration of the Lock-Up Period, file a Registration Statement (the “Resale Registration Statement”) relating to the sale by the Holders of any or all Registrable Shares held by such Holders in accordance with the terms hereof, and shall use reasonable efforts to cause such Resale Registration Statement to be declared effective by the SEC as soon as practicable thereafter. The plan of distribution indicated in the Resale Registration

3

Statement will include all such methods of sale as any Holder may reasonably request in writing at least five (5) business days prior to the filing of the Resale Registration Statement and that can be included in the Resale Registration Statement under the rules and regulations of the SEC. The Company agrees to use reasonable efforts to keep such Resale Registration Statement continuously effective, with respect to the Registrable Shares of a particular Holder, until the Termination Date. The Company may satisfy its obligations with respect to the filing of any Resale Registration Statement by filing with the SEC a Prospectus supplement under a universal or other shelf Registration Statement of the Company that also registers sales of securities for the account of the Company or other holders.

(c)            Right to Satisfy with Cash in Lieu of Shares or with Shares not Requiring Registration. In the event that (x) the Company fails for any reason to file or obtain the effectiveness of the Issuance Registration Statement or the Resale Registration Statement or (except as otherwise permitted by Section 8(a) or Section 9) does not keep any such Issuance Registration Statement or Resale Registration Statement effective until the Termination Date and (y) the Company satisfies a Holder’s redemption right with respect to Units by causing the redemption or exchange of such Units for cash as permitted under the Partnership Agreement or for Shares which would not constitute Registrable Shares pursuant to clause (iii) of the definition thereof, then the Company shall not be deemed to have breached any of its obligations under this Agreement with respect to such Holder.

(d)            Amendments and Supplements; Exchange Listing Applications.            The Company shall use reasonable efforts to prepare and file with the SEC from time to time such amendments and supplements to any Registration Statement and Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Shares until the earlier of (i) such time as all of the Registrable Shares have been disposed of in accordance with the intended methods of disposition by the Holders as set forth in such Registration Statement or (ii) the date on which such Registration Statement ceases to be effective in accordance with the terms of this Section 3. The Company shall use reasonable efforts to file any necessary listing applications or amendments to the existing applications to cause the Shares registered under the Registration Statement to be then listed or quoted on the primary exchange or quotation system on which the Common Stock is then listed or quoted.

(e)            Notice of Effectiveness. The Company shall notify each Holder of the effectiveness of any Registration Statement applicable to the Shares of such Holder and, in the case of a Resale Registration Statement, shall furnish to each such Holder the number of copies of such Registration Statement and the Prospectus contained therein as such Holder may reasonably request in order to facilitate its sale of the Registrable Shares in the manner described in such Registration Statement.

(f)            State Securities Laws. Subject to the conditions set forth in this Agreement, the Company shall, in connection with the filing of any Registration Statement hereunder, use its reasonable efforts to file such documents as may be necessary to register or qualify the Registrable Shares under the securities or “Blue Sky” laws of such states as a Holder may reasonably request in writing, and the Company shall use its reasonable efforts to cause such filings to become effective; provided, that the Company shall not be obligated to qualify as a foreign corporation to

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do business under the laws of any such state in which it is not then qualified or to file any general consent to service of process in any such state. Once effective, the Company shall use its reasonable efforts to keep such filings effective until the earlier of (1) such time as all of the Registrable Shares have been disposed of in accordance with the intended methods of disposition by the Holder as set forth in the Registration Statement, (2) in the case of a particular state, a Holder has notified the Company that it no longer requires an effective filing in such state in accordance with its original request for filing or (3) the date on which the Registration Statement ceases to be effective in accordance with this Section 3. The Company shall reasonably promptly notify each Holder of, and confirm in writing, the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Shares for sale under the securities or “Blue Sky” laws of any jurisdiction or the initiation of any threat of any proceeding for such purpose.

(g)           For the avoidance of doubt, the Company, at its option, may register, under any Registration Statement, Prospectus and any filings with any state securities commissions filed pursuant to this Agreement, any other securities of the Company.

4.            Expenses. Except as otherwise provided in this Section 4, the Company shall bear all Registration Expenses incurred by the Company in connection with the registration of the Registrable Shares pursuant to this Agreement. Each Holder shall be responsible for any brokerage or underwriting commissions and taxes of any kind (including, without limitation, transfer taxes) with respect to any Transfer of Registrable Shares by it and for any legal, accounting and other expenses incurred by it. In the event that the Company (in its sole discretion and without any obligation to do so) amends or supplements a Registration Statement or Prospectus in response to a request by a Holder for such amendment or supplement for the purpose of (a) reflecting ownership of Units or Shares by a Person to whom the Holder transferred such Units or Shares, or (b) reflecting a change in the plan of distribution or ownership interests with respect to a Holder’s Registrable Shares, then the Holder requesting such amendment shall bear all fees, costs and expenses incurred by the Company or by such Holder in connection therewith, including fees related to the delisting of Shares from any national securities exchange or quotation system on which such Shares had been listed for trading.

5.            Indemnification by the Company.

(a)           The Company agrees to indemnify each Holder and its respective officers, directors, employees, agents and representatives, and each person or entity, if any, that controls such Holder within the meaning of the Securities Act (each, a “Holder Indemnitee”) against any and all losses, claims, damages, actions, liabilities, costs and expenses (including reasonable fees, expenses and disbursements of attorneys documented in writing), joint or several, arising out of or based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement or any Prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in light of the circumstances under which they were made) not misleading; provided, that the Company shall not be liable to such Holder Indemnitee or any other person to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof), cost or expense arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, any such preliminary

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Prospectus, final Prospectus, summary Prospectus, amendment or supplement in reliance upon and in conformity with information which was furnished to the Company for use in connection with the Registration Statement or the Prospectus contained therein by or on behalf of a Holder or any other Holder Indemnitee or (ii) a Holder’s failure to send or give a copy of the most current Prospectus furnished to the Holders by the Company at or prior to the time such action is required by the Securities Act to the person claiming an untrue statement or alleged untrue statement or omission or alleged omission if such statement or omission was corrected in such Prospectus.

(b)           In the event the Company or any Holder receives a complaint, claim or other notice of any loss, claim, damage, action or liability (collectively, a “Liability”) which may give rise to a claim for indemnification under Section 5(a) above or Section 6 below, the indemnified party shall promptly notify the person(s) against whom indemnification is sought of such complaint, claim or other notice, and the indemnifying party shall have the right to investigate and defend any such loss, claim, damage, liability or action; provided, that the failure to promptly give notice shall not relieve the indemnifying party from the indemnification obligations hereunder except to the extent that such party is materially prejudiced by the failure or delay of the indemnified party in giving such notice. If any such complaint, claim or other notice of any Liability is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party shall not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party shall have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel shall be at the expense of the indemnified party unless (i) the employment of counsel by the indemnified party at the expense of the indemnifying party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of outside counsel) that there may be legal defenses available to it or other indemnified parties different from or in addition to those available to the indemnifying party or parties or (iii) a conflict or potential conflict exists (based on advice of outside counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party), in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. The indemnifying party or parties shall not, unless there exists a conflict of interest among the indemnified parties, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any time for all such indemnified parties.      All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred and following the delivery of reasonable documentation to the indemnifying party with respect to such incurrence. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each affected indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect to which

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indemnification is being sought hereunder unless such settlement, compromise or consent includes an unconditional release of each such indemnified party from all liability arising or that may arise out of such claim, action or proceeding.

6.            Covenants of Holders. Each Holder hereby agrees (a) to cooperate with the Company and to promptly furnish to the Company all such information concerning its plan of distribution and its ownership interests with respect to its Registrable Shares, and all such other information required to be furnished by the Securities Act in connection with the preparation of any Registration Statement or Prospectus with respect to such Holder’s Registrable Shares and any filings with any state securities commissions as the Company may reasonably request, (b) to deliver or cause delivery of the Prospectus contained in such Registration Statement (other than an Issuance Registration Statement) to any purchaser of the shares covered by such Registration Statement from the Holder and (c) to indemnify the Company, its officers, directors, employees, agents and representatives, and each person, if any, who controls the Company within the meaning of the Securities Act against any and all losses, claims, damages, actions, liabilities, costs and expenses (including reasonable fees, expenses and disbursements of attorneys documented in writing) arising out of or based upon (i) any untrue statement or alleged untrue statement of material fact contained in either such Registration Statement or the Prospectus contained therein, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, if and to the extent that such statement or omission occurs from reliance upon and in conformity with information regarding a Holder, its plan of distribution or its ownership interests, which was furnished to the Company by or on behalf of a Holder for use therein unless such statement or omission was corrected in a writing delivered to the Company not less than ten (10) business days prior to the date of the final Prospectus or (ii) the failure by a Holder or any underwriter, broker, dealer or agent acting for on behalf of such Holder to deliver or cause to be delivered the most current Prospectus furnished by the Company to the Holder to any purchaser of the shares covered by such Registration Statement from the Holder. In connection with the preparation of a Registration Statement or Prospectus with respect to such Holders’ Registrable Shares, the Company may distribute to the Holders one or more questionnaires or other documents (each, a “Request for Information”) intended to solicit and/or update and/or confirm information with respect to each Holder (including, without limitation, such Holder’s plan of distribution and then-current beneficial ownership of shares of Common Stock). The parties hereto expressly agree that the failure by a Holder to respond to any such Request for Information within the time period established therein by the Company (which may be no shorter than five (5) business days after sending such Request for Information) may, at the Company’s election, be deemed either (x) a representation and warranty from such Holder to the Company that all information set forth in such Request for Information (1) is true, correct and complete in all material respects and (2) may be relied upon by the Company in preparing such Registration Statement with the same effect under this Agreement as if such information were provided directly by the Holder to the Company, or (y) a waiver of any obligation of the Company hereunder to include such Holder’s Registrable Shares in such Registration Statement.

7.            Contribution. If the indemnification provided for in Section 5 or Section 6 hereof is unavailable to an indemnified party with respect to any losses, claims, damages, actions, liabilities, costs or expenses referred to therein or is insufficient to hold the indemnified party harmless as contemplated therein, then the indemnifying party, in lieu of indemnifying such

7

indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, actions, liabilities, costs or expenses in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and the Holder Indemnitee, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, actions, liabilities, costs or expenses, as well as any other relevant equitable considerations. The relative fault of the Company, on the one hand, and of the Holder Indemnitee, on the other hand, shall be determined by reference to, among other factors, whether the untrue or alleged untrue statement of a material fact or omission to state a material fact relates to information supplied by the Company or by the Holder Indemnitee and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall the obligation of any indemnifying party to contribute under this Section 7 exceed the amount that such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under Section 5 or Section 6 hereof had been available under the circumstances.

The Company and each of the Holders agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph.

Notwithstanding the provisions of this Section 7, no Holder shall be required to contribute any amount in excess of the amount by which the gross proceeds from the sale of Shares exceeds the amount of any damages that the Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission. No indemnified party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any indemnifying party who was not guilty of such fraudulent misrepresentation.

8.           Suspension of Registration Requirement.

(a)           Notwithstanding anything to the contrary set forth in this Agreement, the Company’s obligation under this Agreement to cause a Registration Statement and any filings with any state securities commission to become effective or to amend or supplement a Registration Statement or any Prospectus shall be suspended in the event and during such period as circumstances exist that would make it impractical or unadvisable to cause the Registration Statement or such filings to become effective or to amend or supplement such Registration Statement or Prospectus (including, without limitation, (i) the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement with respect to such Holder’s Registrable Shares or the initiation of any proceedings for that purpose, (ii) an underwritten primary offering by the Company if the Company is advised by the underwriters that the sale of Registrable Shares under the Registration Statement would impair the pricing or commercial practicality of the primary offering, (iii) pending negotiations relating to, or consummation of, a transaction or the occurrence of an event that would require additional disclosure of material information by the Company in the Registration Statement or such filing, as to which the Company has a reasonable business purpose for preserving confidentiality or which renders the Company unable to comply with SEC requirements, (iv) the Company determines that the Registration Statement or any Prospectus may contain an untrue statement of a material fact or may omit to state a material fact required to be stated therein or necessary to make the statements therein (in

8

the case of a Prospectus, in the light of the circumstances under which they were made) not misleading; provided that the Company shall use its good faith efforts to amend the Registration Statement or Prospectus to correct such untrue statement or omission as promptly as reasonably practicable, unless the Company determines in good faith that such amendment would reasonably be expected to have a materially detrimental effect on the Company, or (v) during any Scheduled Black-Out Period) (such circumstances being hereinafter referred to as a “Suspension Event”), but such suspension shall continue only for so long as such event or its effect is continuing. The Company shall notify each Holder of the existence of any Suspension Event that is not a Scheduled Black-Out Period. The Holders acknowledge and agree that written notice of any Suspension Event may constitute material non-public information regarding the Company and shall keep the existence and contents of any such written notice confidential.

(b)           Each Holder of Registrable Shares whose Registrable Shares are covered by a Registration Statement filed pursuant to Section 3 agrees, if requested by the Company in the case of a non-underwritten offering or if requested by the managing underwriter or underwriters in an underwritten offering, not to effect any sale or distribution of any of the securities of the Company, including a sale pursuant to Rule 144 or Rule 144A under the Securities Act, during the fifteen (15)-day period prior to, and during the ninety (90)-day period beginning on, the date of commencement of each such offering, to the extent timely notified in writing by the Company or the managing underwriters.

9.            Black-Out Period. Each Holder agrees that, following the effectiveness of any Registration Statement (except an Issuance Registration Statement) relating to Registrable Shares of such Holder, such Holder will not affect any sales of the Registrable Shares pursuant to the Registration Statement or any filings with any state securities commissions at any time during the existence of any Suspension Event or after receiving notice that the Company intends to correct or update the Registration Statement or such filing. The Holder may recommence effecting sales of the Shares pursuant to the Registration Statement or such filings following further notice to such effect from the Company (“Advice”), which notice shall be given by the Company not later than five (5) business days after the conclusion of any such Suspension Event or following such correction or update, as applicable; provided, that no such notice shall be required with respect to any Scheduled Black-Out Period, and Holders may recommence effecting sales of the Shares pursuant to the Registration Statement or such filings following the end of such Scheduled Black-Out Period.  Each Holder further agrees that, following the effectiveness of any Issuance Registration Statement, as a result of the occurrence or existence of any Suspension Event or so that the Company may correct or update the Registration Statement or any filings with any state securities commissions and until issuance of an Advice for any such Suspension Event that is not a Scheduled Black-Out Period, or end of the Scheduled Black-Out Period, as applicable, (i) the Company may suspend during such period the issuance of Common Stock pursuant to an Issuance Registration Statement (but any Common Stock not issued because of any such suspension shall be delivered promptly following issuance of the Advice or end of the Scheduled Black-Out Period, as applicable), and (ii) neither the Partnership nor the Company shall be obligated during such period to redeem or exchange Units for cash.

10.            No Other Obligation to Register. Except as otherwise expressly provided in this Agreement, the Company shall have no obligation to the Holders to register the Registrable Shares under the Securities Act.

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11.            Termination. This Agreement shall terminate automatically and be of no further force and effect upon the date when there shall no longer be any Registrable Shares that are held by the Holders.

12.            Amendments and Waivers. The provisions of this Agreement may not be amended, modified, supplemented or waived, in a manner adverse to a Holder who has not agreed with respect thereto, without the prior written consent of the Company and the Holders of in excess of fifty percent (50%) of the aggregate of all Registrable Shares.

13.            Notices. Except as set forth below, all notices and other communications provided for or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by confirmed email, registered or certified mail (return receipt requested), postage prepaid or courier or overnight delivery service to the respective parties at the following addresses (or at such other address for any party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof), and further provided that in case of directions to amend the Registration Statement pursuant to Section 3(d) or Section 6, a Holder must confirm such notice in writing by overnight express delivery with confirmation of receipt:

If to the Company:

AvalonBay Communities, Inc.
4040 Wilson Blvd., Suite 1000

Arlington, Virginia 22203

Email: [Redacted – personal information]

Attention: Edward M. Schulman, EVP-General Counsel

With email copies to:

Lee Davis, VP-Assistant General Counsel at

[Redacted – personal information]
Michael Simel, SVP-Capital Markets at
[Redacted – personal information]

If to a Holder:	at the address or other contact information listed under such Holder’s name on the Holder’s signature page

14.            Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, that the Company shall not be obligated to file or amend or supplement a Registration Statement or Prospectus for a permitted transferee of Units and, if the Company does make such filing or amendment, may condition the same on payment of expenses as contemplated by Section 4. This Agreement may not be assigned by any Holder without the written consent of the Company, which may be withheld in its sole discretion, and any attempted assignment hereof by any Holder without such consent will be void and of no effect and shall terminate all obligations of the Company hereunder to such Holder.

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15.           Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

16.           Governing Law; Venue; Waiver of Jury Trial.

(a)           This Agreement shall be governed and construed in accordance with the laws of the State of Maryland (without giving effect to choice of law principles thereof). For the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby, each party hereto irrevocably submits to the jurisdiction of the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Northern Division (the “Maryland Courts”). In the case of any suit, action or other proceeding in the Circuit Court for Baltimore City, Maryland, each of the parties irrevocably agrees to request and/or consent to the assignment of any such suit, action or other proceeding to such court’s Business and Technology Case Management Program. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Maryland Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided, that the foregoing shall not affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 16(a) shall not constitute a general consent to service of process in the State of Maryland and shall have no effect for any purpose except as provided in this Section 16(a). The parties hereto agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)           EACH OF THE PARTIES HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION 16(b) HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

17.           Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or

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unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

18.            Absence of Presumption. The parties have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement.

19.            Entire Agreement.            This Agreement, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between or among the parties, with respect to the subject matter hereof.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

AVALONBAY COMMUNITIES, INC.

By:
Name:
Title:

[See Attached Signature Page(s) of Holder(s)]

13

REGISTRATION RIGHTS AGREEMENT

HOLDER SIGNATURE PAGE

The undersigned, desiring to become a Holder under, and legally bound by, that certain Registration Rights Agreement (the “Registration Rights Agreement”), dated as of [DATE], by and among AvalonBay Communities, Inc., and certain partners of Aqua DownREIT, L.P., hereby becomes a party to the Registration Rights Agreement. The undersigned agrees that this signature page may be attached to any counterpart copy of the Registration Rights Agreement.

Holder:

By:

Address for Notice:

_________________________________

_________________________________

Email:	______________________

The Holder represents that, as of this day and without regard to Units owned by the Holder, it has beneficial ownership of (check one):

_____	No shares of Common Stock of AvalonBay Communities, Inc.

_____	The following number of shares of Common Stock of AvalonBay Communities, Inc.: ______

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Exhibit A – THE HOLDERS

1. [___]

15

EXHIBIT F

JOINDER TO

TRANSACTION AGREEMENT

This JOINDER (the “Joinder”) to that certain Transaction Agreement, dated as of February 26, 2025 (as amended, restated, supplemented, or otherwise modified from time to time, the “Transaction Agreement”), by and among AvalonBay Communities, Inc., a Maryland corporation (“AVB”), Aqua DownREIT, L.P., a Delaware limited partnership and wholly owned subsidiary of AVB (“AVB DownREIT” and together with AVB, the “AVB Parties” and each, an “AVB Party”), BSR Real Estate Investment Trust, an unincorporated, open-ended real estate investment trust organized under the laws of the Province of Ontario (“BSR”), BSR Trust, LLC, a Delaware limited liability company and subsidiary of BSR (“BSR Opco”), BSR Holdco, LLC, a Delaware limited liability company, and wholly owned subsidiary of BSR Opco (“BSR Holdco” and together with BSR Opco and BSR, the “BSR Parties” and each, a “BSR Party”), the individuals and entities set forth in Exhibit A thereto (the “Supporting Unitholders”) and each other person who is or becomes a party to the Transaction Agreement as a Participating Unitholder, including pursuant to this Joinder (together with the Supporting Unitholders, the BSR Parties and the AVB Parties, the “Parties” and each, a “Party”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Transaction Agreement.

WHEREAS, Section 1.1.1 of the Transaction Agreement contemplates that certain holders of Class B Units not originally parties thereto may become party to the Transaction Agreement by executing a joinder in connection with and pursuant to the terms of the Participation Offer;

WHEREAS, pursuant to the terms of the Participation Offer and the Transaction Agreement, the undersigned holder of Class B Units (the “Joining Party”) has elected to participate in the transactions contemplated by the Transaction Agreement with respect to the number of Class B Units set forth under such holder’s name on the signature page hereto (the “Participating Units”);

WHEREAS, to effectuate the participation of the Participating Units in the transactions contemplated by the Transaction Agreement, the Joining Party wishes to become a party to the Transaction Agreement as a “Participating Unitholder” in accordance with the terms hereof and thereof.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Joining Party hereby agrees as follows:

1.            Agreement to be Bound. Upon execution of this Joinder, the Joining Party hereby becomes a party to the Transaction Agreement as a “Participating Unitholder” for all purposes under the Transaction Agreement, and shall be fully bound by, and subject to, all of the applicable obligations, representations, warranties, covenants, terms and conditions set forth therein in the same manner as if Joining Party were an original signatory thereto, and hereafter shall be regarded, deemed and treated by the other Parties thereto as a “Participating Unitholder” thereunder for such purposes.

2.            Representations and Warranties. The Joining Party, on behalf of himself, herself or itself and not for any other Participating Unitholder, hereby represents and warrants to the AVB Parties that each of the representations and warranties contained in ARTICLE VI of the Transaction Agreement are true and correct with respect to the Joining Party as of the date of this Joinder and will be true as of the Closing Date as if made on and as of the Closing Date (or in the case of such representations and warranties that are made as of a specific date, as of such date).

3.            Attorney-In-Fact. For the avoidance of doubt, the Joining Party, by virtue of his, her or its execution of this Joinder, to the fullest extent allowable under applicable law, irrevocably nominates, constitutes and appoints John S. Bailey as the agent, agent for service of process and true and lawful attorney-in-fact of such Joining Party to the extent provided in Section 12.10 of the Transaction Agreement.

4.            Transaction Agreement. Nothing contained herein shall be deemed to alter or amend the terms and provisions of the Transaction Agreement or constitute a waiver or release by the Joining Party of any liabilities, duties or obligations imposed by the Transaction Agreement. In the event of a conflict between the terms of this Joinder and those of the Transaction Agreement, the terms of the Transaction Agreement shall govern.

5.            Miscellaneous. The provisions of ARTICLE XII of the Transaction Agreement, as applicable to the Joining Party, are incorporated herein by reference, mutatis mutandis.

*        *        *        *        *

IN WITNESS WHEREOF, the Joining Party has executed this Joinder as of the date specified below.

Joining Party:

By:
Name:
Title:

Date:

Number of Class B Units Participating:

[Signature Page to Joinder]

EXHIBIT G

FORM OF NDA AMENDMENT

AvalonBay Communities, Inc.
4040 Wilson Blvd, Suite 1000
Arlington, VA 22203

[●], 2025

BSR Real Estate Investment Trust
1400 W. Markham, Suite 202
Little Rock, AR 72201

Re: Non-Disclosure Agreement

Ladies and Gentlemen:

Reference is made to that certain Non-Disclosure Agreement, dated May 21, 2024 (the “Non-Disclosure Agreement”), by and between you and AvalonBay Communities, Inc. (together, the “Parties”). In accordance with Section 19 of the Non-Disclosure Agreement, the Parties desire to amend the terms of the Non-Disclosure Agreement as set forth in this letter agreement amendment (this “Amendment”). Accordingly, the Parties, intending to be legally bound, agree as follows:

1.	The Standstill Period for purposes of Section 12 of the Non-Disclosure Agreement is hereby extended until the date that is 18 months following the date of this Amendment.

2.	Section 25 of the Non-Disclosure Agreement is hereby amended by adding the following clause at the end of such Section: “, provided that Section 12 shall continue in accordance with its terms until the end of the Standstill Period or as otherwise set forth in such Section.”

Except as otherwise expressly set forth herein, the Non-Disclosure Agreement shall remain unchanged and continue in full force and effect.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed as of the date first set forth above.

AvalonBay Communities, Inc.

By:

Name:

Its:

Confirmed and agreed to:

BSR Real Estate Investment Trust

By:
Name:
Its:

EXHIBIT H

BSR REAL ESTATE INVESTMENT TRUST

– and –

BSR TRUST, LLC

– and –

CERTAIN UNITHOLDERS THEREOF

AMENDED AND RESTATED

INVESTOR RIGHTS AGREEMENT

[•], 2025

TABLE OF CONTENTS

ARTICLE 1 EFFECTIVENESS		2
1.1	Effectiveness	2

ARTICLE 2 DEFINITIONS AND INTERPRETATION		2
2.1	Definitions	2
2.2	Rules of Construction	4

ARTICLE 3 BOARD NOMINATION RIGHTS		4
3.1	Designation of Nominees	4
3.2	Nomination Procedures	5
3.3	Replacement Appointment	6
3.4	Qualifications	6
3.5	Written Consent or Resolutions	6

ARTICLE 4 BAILEY/HUGHES REPRESENTATIVE		6
4.1	Bailey/Hughes Representative	6

ARTICLE 5 AMENDMENTS		7
5.1	Amendments and Modifications	7
5.2	Changes in Capital of the REIT	7

ARTICLE 6 GENERAL		8
6.1	Application of this Agreement	8
6.2	Termination	8
6.3	Assignment	8
6.4	Permitted Transferees	8
6.5	Further Assurances	9
6.6	Time	9
6.7	Enurement	9
6.8	Public Filing	9
6.9	Notices to Parties	9
6.10	Entire Agreement	12
6.11	Waiver	12
6.12	Consent	12
6.13	Governing Law	12
6.14	Severability	13
6.15	Counsel Acting for More Than One Party	13
6.16	Liability Limitations	13
6.17	Counterparts	13

SCHEDULE A THE BAILEY/HUGHES HOLDERS

(i)

THIS AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT is made as of the [•] day of [•], 2025 (this “Agreement”).

AMONG:

BSR REAL ESTATE INVESTMENT TRUST, an unincorporated, open-ended real estate investment trust established under the laws of the Province of Ontario

(the “REIT”)

-and-

BSR TRUST, LLC, a limited liability corporation established under the laws of Delaware

(“BSR Operating LLC”)

-and-

Certain unitholders of the REIT and BSR Operating LLC who are affiliates of John S. Bailey (the “Bailey Holders”) and who are affiliates of W. Daniel Hughes, Jr. (the “Hughes Holders”), as set forth on Schedule A hereto

(collectively, the “Bailey/Hughes Holders”, and together with the REIT and BSR Operating LLC, the “Parties”)

WHEREAS in connection with the underwritten initial public offering in Canada of trust units of the REIT (“Units”), the Parties entered into the investor rights agreement dated May 18, 2018 (the “Original Agreement”);

AND WHEREAS the Class B units of BSR Operating LLC (the “Class B Units”) are economically equivalent to Units and are redeemable by the holder thereof for cash or for Units (on a one-for-one basis subject to customary anti-dilution adjustments) as determined by BSR Operating LLC and as directed by the REIT in their sole discretion;

AND WHEREAS in connection with and as partial consideration for certain Class B Unit exchange transactions completed on the date hereof, the Bailey/Hughes holders have agreed to relinquish certain investor rights afforded to the Bailey/Hughes Holders under the Original Agreement;

AND WHEREAS, the Parties hereto wish to amend and restate the Original Agreement as hereinafter set forth to reflect the terms of the entire agreement of the Parties with respect to the subject matter hereof.

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

EFFECTIVENESS

1.1          Effectiveness

This Agreement shall become effective upon the date of this Agreement.

ARTICLE 2

DEFINITIONS AND INTERPRETATION

2.1          Definitions

In this Agreement, the following terms have the following meanings:

“Affiliate” means, as to any specified Person, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. For this purpose the term “control” (including the terms “controlling”, “controlled by”, and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Applicable Securities Laws” means the securities legislation in each of the provinces and territories of Canada, including all rules, regulations, instruments, policies, notices, published policy statements and blanket orders thereunder or issued by one or more of the Canadian Securities Regulatory Authorities;

“Bailey Holders” has the meaning set out in the recitals to this Agreement; “Bailey/Hughes Holders” has the meaning set out in the recitals to this Agreement; “Bailey/Hughes Representative” has the meaning set out in Section 4.1(a) hereto;

“Bailey/Hughes Trustee” means the Trustee that has been designated by the Bailey/Hughes Holders as the Nominee for election pursuant to Article 3 and that has been appointed to the Board;

“Board” means the board of trustees of the REIT;

“BSR Operating LLC” has the meaning set out in the recitals to this Agreement;

“Business Day” means a day on which banks are open for business in the City of Toronto, Ontario, other than a Saturday, Sunday or statutory holiday;

“Canadian Securities Regulatory Authorities” means, collectively, the securities regulatory authorities in each of the provinces and territories of Canada;

“Class B Units” has the meaning set out in the recitals to this Agreement;

“Declaration of Trust” means the third amended and restated declaration of trust of the REIT dated May 11, 2022, as it may be further amended or amended and restated from time to time;

“Goodmans” has the meaning set out in Section 6.15.

“Hughes Holders” has the meaning set out in the recitals to this Agreement;

“Mitchell Williams” has the meaning set out in Section 6.15;

“Nominee” means, with respect to a Trustee Election Meeting, a nominee proposed for election as a Trustee by the REIT and included as a nominee for election as a Trustee in the management information circular of the REIT relating to such Trustee Election Meeting;

“Operating Agreement” means the Fourth Amended and Restated Operating Agreement of BSR Operating LLC, as may be further amended or amended and restated from time to time;

“Original Agreement” has the meaning set out in the recitals to this Agreement;

“Party” or “Parties” means one or more of the parties to this Agreement;

“Permitted Holder” means any Affiliate or Subsidiary of any of the Bailey/Hughes Holders;

“Permitted Transferee” means, in each case to the extent such Person agrees in writing to be bound by the terms of this Agreement, any Permitted Holder to whom the rights of a Bailey/Hughes Holder are assigned pursuant to Section 6.4;

“Person” means an individual, partnership, limited partnership, corporation, company, unlimited liability company, trust, unincorporated organization, association, government, or any department or agency thereof and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual;

“REIT” has the meaning set out in the recitals to this Agreement;

“Subsidiary” means, with respect to any Person, any corporation or other entity of which the majority of voting power of (a) the voting equity securities or (b) the outstanding equity interests (on fair market value basis) is owned, directly or indirectly, by such Person;

“Trustee” means a trustee on the Board;

“Trustee Election Meeting” means any meeting of Unitholders of the REIT at which Trustees are to be elected to the Board;

“Unitholders” means holders of Units of the REIT; and

“Units” has the meaning set out in the recitals to this Agreement.

2.2          Rules of Construction

Unless the context otherwise requires, in this Agreement:

(a)	“Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions mean or refer to this Agreement, as amended, supplemented or amended and restated from time to time, including the Schedules attached hereto or to any amendment to this Agreement, and any agreement or instrument supplemental hereto, and unless otherwise expressly stated herein, the expressions “Article”, “Section” and “Schedule” followed by a number or a letter mean and refer to the specified Article, Section or Schedule of this Agreement;

(b)	the division of this Agreement into Articles, Sections, subsections and clauses and the insertion of headings and a table of contents are provided for convenience of reference only and shall not affect the construction or interpretation thereof and all references to designated Articles, Sections or other subdivisions or to Schedules, are references to Articles, Sections or other subdivisions or to Schedules of this Agreement;

(c)	words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(d)	the words “includes” and “including”, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day; and

(f)	reference to any statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time, including every regulation made pursuant thereto, all amendments to the statute or to any such regulation in force from time to time, and any statute or regulation which supplements or supersedes such statute or any such regulation.

ARTICLE 3

BOARD NOMINATION RIGHTS

3.1          Designation of Nominees

Pursuant to the terms and subject to the conditions set forth in this Article 3 and applicable law, in respect of any Trustee Election Meeting, the REIT shall take all necessary action to nominate at least four (4) Trustees who are independent within the meaning of Applicable Securities Laws and who are Canadian residents. In addition, in respect of any Trustee Election Meeting:

(a)	as long as the Bailey/Hughes Holders own, control or direct, directly or indirectly, in the aggregate, 10% or more of the then-outstanding Units (determined as if all Class B Units are redeemed for Units) at the time such nomination is delivered in accordance with Section 3.2, the Bailey/Hughes Holders, as a group, shall be entitled to nominate one (1) of the Nominees.

For greater certainty, upon the first instance whereby the Bailey/Hughes Holders own, control or direct, directly or indirectly, in the aggregate, less than 10% of the then-outstanding Units (determined as if all Class B Units are redeemed for Units), the Bailey/Hughes Holders shall no longer be entitled to designate any Nominee.

3.2          Nomination Procedures

(a)	As long as the Bailey/Hughes Holders have a right to designate one (1) Nominee under Section 3.1, the REIT shall notify the Bailey/Hughes Holders of any Trustee Election Meeting at least 90 calendar days prior to the date of such Trustee Election Meeting.

(b)	As long as the Bailey/Hughes Holders have a right to designate one (1) Nominee under Section 3.1, the Bailey/Hughes Holders may notify the REIT of the Bailey/Hughes Holders’ designated Nominee at any time following receipt of the notice provided by the REIT in accordance with Section 3.2(a), but no less than 60 calendar days prior to the date of any Trustee Election Meeting. If, prior to the Trustee Election Meeting, the Nominee of the Bailey/Hughes Holders designated under Section 3.1 is unable or unwilling to serve as a Trustee, then the Bailey/Hughes Holders will be entitled to designate a replacement provided that such designation is provided in advance of the issuance of any management information circular relating to any Trustee Election Meeting or any written consent submitted to Unitholders of the REIT for the purpose of electing Trustees and except where the Bailey/Hughes Holders would have otherwise ceased to be entitled to designate such Nominee pursuant to Section 3.1.

(c)	If the Bailey/Hughes Holders fail to deliver notice to the REIT of their designated Nominee at least 60 calendar days prior to the date of any Trustee Election Meeting, the Bailey/Hughes Holders shall be deemed to have designated the same Nominee previously designated by the Bailey/Hughes Holders that serves as a Bailey/Hughes Trustee at such time, subject to such Nominee satisfying any conditions for re-appointment to the Board.

(d)	The REIT shall (i) nominate for election and include in any management information circular relating to any Trustee Election Meeting (or submit to Unitholders by written consent, if applicable) the person designated as a Nominee of the Bailey/Hughes Holders under Section 3.1, (ii) recommend (and reflect such recommendation in any management information circular relating to any Trustee Election Meeting or in any written consent submitted to Unitholders of the REIT for the purpose of electing Trustees) that the Unitholders vote to elect such Nominee as a Trustee for a term of office expiring at the subsequent annual meeting of the Unitholders, (iii) use reasonable commercial efforts to solicit, obtain proxies in favour of and otherwise support the election of such Nominee at the applicable Trustee Election Meeting, each in a manner no less favourable than the manner in which the REIT supports its own Nominees for election at the applicable Trustees Election Meeting, and (iv) take all other reasonable steps which it considers in its sole discretion may be necessary or appropriate to recognize, enforce and comply with the rights of the Bailey/Hughes Holders under this Article 3.

(e)	The selection of Nominees, other than the Nominee designated by the Bailey/Hughes Holders pursuant to Section 3.1 (including when any designation right of the Bailey/Hughes Holders has not been exercised pursuant thereto), shall rest with the Board, or the Compensation, Governance and Nominating Committee, if so determined by the Board.

(f)	As of the date of this Agreement, the Nominee designated by the Bailey/Hughes Holders pursuant to Section 3.1 is [•].

3.3          Replacement Appointment

If the Nominee of the Bailey/Hughes Holders resigns, is removed or is unable to serve for any reason prior to the expiration of his or her term as a Trustee, then the Bailey/Hughes Holders shall be entitled to designate a replacement Trustee to be appointed by the Board as soon as reasonably practicable, except where the Bailey/Hughes Holders would have otherwise ceased to be entitled to designate such Nominee pursuant to Section 3.1.

3.4          Qualifications

Notwithstanding anything to the contrary in this Agreement, all Trustees (including Bailey/Hughes Trustee) shall, at all times while serving on the Board, meet the qualification requirements to serve as a Trustee under the Declaration of Trust, Applicable Securities Laws and the rules of any stock exchange on which the Units are listed.

3.5          Written Consent or Resolutions

The provisions of this Article 3 applicable to Trustee Election Meetings shall apply mutatis mutandis to any written consent or resolutions of Unitholders relating to the election of Trustees.

ARTICLE 4

BAILEY/HUGHES REPRESENTATIVE

4.1          Bailey/Hughes Representative

(a)	The Bailey/Hughes Holders shall have a person serve as their collective representative (the “Bailey/Hughes Representative”) who shall in their name and on their behalf (i) with respect to all matters relating to this Agreement, including exercising any rights of the Bailey/Hughes Holders, as a group, under this Agreement, execute and deliver any amendment, restatement, supplement or modification to or of this Agreement and any waiver of any claim or right arising out of this Agreement; and (ii) in general, to do all other things and to perform all other acts, including executing and delivering all agreements, certificates, receipts, instructions, and other instruments, contemplated by, or deemed advisable in connection with, this Agreement.

(b)	The Bailey/Hughes Holders grant the Bailey/Hughes Representative a power of attorney constituting the Bailey/Hughes Representative with full power of substitution, as its true and lawful attorney to act on behalf of the Bailey/Hughes Holders, as a group, with full power and authority in its name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, resolution, agreement or document in connection with carrying out the activities of the REIT contemplated by this Agreement.

(c)	The Parties will be entitled to rely upon any document or other instrument delivered by the Bailey/Hughes Representative as being authorized or directed to be delivered by the Bailey/Hughes Holders, and the Parties (other than the Bailey/Hughes Holders) will not be liable to any Bailey/Hughes Holder for any action taken or omitted to be taken by a Party (other than the Bailey/Hughes Holders) based on such reliance.

(d)	The Bailey/Hughes Representative as of the date of this Agreement is John S. Bailey; provided, however, that the Bailey/Hughes Holders may remove and replace the Bailey/Hughes Representative from time to time by delivering a written notice to the REIT signed by the Bailey/Hughes Holders, which, for greater certainty, includes their Permitted Transferees, owning a majority of the total Units owned by the Bailey/Hughes Holders (determined as if all Class B Units are redeemed for Units) at the time of such notice.

(e)	Each Bailey/Hughes Holder who becomes a party to this Agreement after the date hereof agrees to the terms and conditions of this Section 4.1 (including the appointment of the Bailey/Hughes Representative as contemplated herein).

ARTICLE 5

AMENDMENTS

5.1          Amendments and Modifications

This Agreement may not be amended or modified except by an agreement in writing executed by the Parties.

5.2          Changes in Capital of the REIT

At all times after the occurrence of any event which results in a change to the Units or Class B Units, this Agreement will forthwith be amended and modified as necessary in order that it will apply with full force and effect, with appropriate changes, to all new securities into which the Units or Class B Units are so changed, and the Parties will execute and deliver a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

ARTICLE 6
GENERAL

6.1          Application of this Agreement

The terms of this Agreement shall apply mutatis mutandis to any units or other securities:

(a)	resulting from the conversion, reclassification, redesignation, subdivision, consolidation or other change to any of the Units or Class B Units held by the Bailey/Hughes Holders; or

(b)	of the REIT or BSR Operating LLC or any successor entity that may be received by the Bailey/Hughes Holders on a merger, amalgamation, arrangement or other reorganization of or including the REIT or BSR Operating LLC;

in each case, for greater certainty, excluding as a result of the Class B Unit exchanges on the date hereof, and, prior to any action referred to in (a) or (b) above being taken, the Parties shall give due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 6.1.

6.2          Termination

This Agreement will automatically terminate upon the earliest to occur of the following events:

(a)	the first date on which the Bailey/Hughes Holders (which, for greater certainty, includes their Permitted Transferees) do not own, control or direct, directly or indirectly, in the aggregate, at least 10% of the then-outstanding Units of the REIT (determined as if all Class B Units are redeemed for Units);

(b)	the Agreement is terminated by written agreement of the Parties; and

(c)	the dissolution or liquidation of the REIT or BSR Operating LLC.

6.3          Assignment

(a)	This Agreement is not assignable by the Bailey/Hughes Holders without the REIT’s and BSR Operating LLC’s prior written consent other than to one or more Permitted Transferees and in compliance with Section 6.4.

(b)	This Agreement is not assignable by the REIT or BSR Operating LLC, except with the prior written consent of the Bailey/Hughes Holders.

6.4            Permitted Transferees

The rights of the Bailey/Hughes Holders hereunder may be assigned (but only with all related obligations as set forth below) in connection with a transfer of Units or Class B Units to a Permitted Transferee of the Bailey/Hughes Holder. Without prejudice to any other or similar conditions imposed hereunder with respect to any such transfer, no assignment permitted under the terms of this Section 6.4 will be effective unless the Permitted Transferee to which the assignment is being made, if not already a Bailey/Hughes Holder, has delivered to the REIT and BSR Operating LLC a written acknowledgment and agreement in form and substance reasonably satisfactory to the REIT and BSR Operating LLC that the Permitted Transferee will be bound by, and will be a party to, this Agreement. A Permitted Transferee to whom rights are transferred pursuant to this Section 6.4 may not again transfer those rights to any other Permitted Transferee, other than as provided in this Section 6.4.

6.5          Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

6.6          Time

Time is of the essence of this Agreement.

6.7          Enurement

This Agreement is binding upon and enures to the benefit of the parties and their respective successors and permitted assigns.

6.8          Public Filing

The Parties hereby consent to the public filing of this Agreement if any Party is required to do so by law or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange.

6.9          Notices to Parties

Any notice, approval, consent, information, payment, request or other communication (in this Section, a “Notice”) to be given under or in connection with this Agreement shall be effective if in writing and (i) delivered personally, (ii) sent by facsimile or e-mail, or (iii) sent by overnight courier, in each case, addressed as follows:

(a)            if to the REIT:

BSR Real Estate Investment Trust

c/o BSR Trust, LLC

1400 W. Markham

Suite 202

Little Rock, Arkansas 72201

Attention:	Chief Executive Officer Chair of the Board

E-mail:	[Redacted – personal information]
[Redacted – personal information]

with a copy (which shall not constitute notice) to:

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, ON M5K 1S2

Attention:	Stephen Pincus
Brad Ross

Email:	spincus@goodmans.ca bross@goodmans.ca

and a copy (which shall not constitute notice) to:

Mitchell, Williams, Selig, Gates & Woodyard, PLLC

425 West Capitol Avenue

Suite 1800

Little Rock, Arkansas 72201

Attention:	Harry Hamlin
Nicole Lovell

Email:	hhamlin@mwlaw.com nlovell@mwlaw.com

(b)           if to BSR Operating LLC:

BSR Trust, LLC

1400 W. Markham

Suite 202

Little Rock, Arkansas 72201

Attention:	Chief Executive Officer

E-mail:	[Redacted – personal information]

with a copy (which shall not constitute notice) to:

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, ON M5K 1S2

Attention:	Stephen Pincus
Brad Ross

Email:	spincus@goodmans.ca bross@goodmans.ca

and a copy (which shall not constitute notice) to:

Mitchell, Williams, Selig, Gates & Woodyard, PLLC

425 West Capitol Avenue

Suite 1800

Little Rock, Arkansas 72201

Attention:	Harry Hamlin
Nicole Lovell

Email:	hhamlin@mwlaw.com nlovell@mwlaw.com

(c)           if to the Bailey/Hughes Holders:

BSR Trust, LLC

1400 W. Markham

Suite 202

Little Rock, Arkansas 72201

Attention:	John S. Bailey
E-mail:	[Redacted – personal information]

with a copy (which shall not constitute notice) to:

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, ON M5K 1S2

Attention:	Stephen Pincus
Brad Ross

Email:	spincus@goodmans.ca bross@goodmans.ca

and a copy (which shall not constitute notice) to:

Mitchell, Williams, Selig, Gates & Woodyard, PLLC

425 West Capitol Avenue

Suite 1800

Little Rock, Arkansas 72201

Attention:	Harry Hamlin
Nicole Lovell

Email:	hhamlin@mwlaw.com nlovell@mwlaw.com

Unless otherwise specified herein, such notices or other communications shall be deemed effective (i) on the date received, if personally delivered, (ii) on the date received if delivered by facsimile or e-mail on a Business Day, or if not delivered on a Business Day, on the first Business Day thereafter and (iii) two (2) Business Days after being sent by overnight courier. Each of the Parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other Parties hereto.

An accidental omission in the giving of, or failure to give, a Notice required by this Agreement will not invalidate or affect in any way the legality of any meeting or other proceeding in respect of which such Notice was or was intended to be given.

6.10         Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral agreements between such Parties, in connection with the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, relating to the subject matter hereof except as specifically set forth in this Agreement.

6.11         Waiver

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

6.12         Consent

Where a provision of this Agreement requires an approval or consent by a Party and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement, then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

6.13         Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract. Each Party to this Agreement agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of the Province of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and agrees not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

6.14         Severability

If any term or other provision of this Agreement shall be determined by a court, administrative agency or arbitrator in any jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not render the entire Agreement invalid and shall not affect the validity, legality or enforceability of such term or other provision in any other jurisdiction. Rather, this Agreement shall be construed as if not containing the particular invalid, illegal or unenforceable provision, and all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent permitted under applicable Law.

6.15         Counsel Acting for More Than One Party

The REIT, BSR Operating LLC and the Bailey/Hughes Holders have been advised and acknowledge to each other and to Goodmans LLP (“Goodmans”) and Mitchell, Williams, Selig, Gates & Woodyard, PLLC (“Mitchell Williams”) that (a) Goodmans and Mitchell Williams are acting in connection with this Agreement (and all other agreements among the parties hereto being entered into connection herewith) as counsel to and jointly representing the REIT, BSR Operating LLC and, in certain respects, the Bailey/Hughes Holders, (b) in this role, information disclosed to Goodmans and Mitchell Williams by one Party hereto will not be kept confidential and will be disclosed to the other and each of the REIT, BSR Operating LLC and the Bailey/Hughes Holders consent to Goodmans and Mitchell Williams so acting, and (c) should a conflict arise among any of the REIT, BSR Operating LLC and the Bailey/Hughes Holders, Goodmans and Mitchell Williams may not be able to continue to act for any of such Parties hereto.

6.16         Liability Limitations

Each of the Parties acknowledge the obligations of the REIT under this Agreement and that such obligations will not be personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property (including, without limitation, any property consisting of or arising from a distribution of any kind or nature by the REIT) of any of the Trustees, Unitholders, officers, employees, agents or annuitants or beneficiaries of any plan of which a Unitholder acts as Trustee or carrier, of the REIT, but the property of the REIT or a specific portion thereof only shall be bound.

6.17         Counterparts

This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by a Party by facsimile or electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such Party.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BSR REAL ESTATE INVESTMENT TRUST

Per:
	Name:	Daniel M. Oberste
	Title:	Chief Executive Officer

BSR TRUST, LLC

Per:
	Name:	Daniel M. Oberste
	Title:	Chief Executive Officer

[Additional Signatures to Follow]

Signature Page – A&R Investor Rights Agreement

[BAILEY/HUGHES HOLDERS SIGNATURE BLOCKS REDACTED -
CONFIDENTIAL INFORMATION]

Signature Page – A&R Investor Rights Agreement

SCHEDULE A

THE BAILEY/HUGHES HOLDERS

[Redacted – confidential information]